As filed with the Securities and Exchange Commission on March 6, 2002
Registration No. 333-82298

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ADVANCE AUTO PARTS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5531 (Primary Standard Industrial Classification Code Number)	54-2049910 (I.R.S. Employer Identification No.)

5673 Airport Road, NW
Roanoke, Virginia 24012
(540) 362-4911
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

JIMMIE L. WADE
President and Chief Financial Officer
5673 Airport Road, NW
Roanoke, Virginia 24012
(540) 362-4911
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

THOMAS M. CLEARY Riordan & McKinzie 300 South Grand Avenue, Suite 2900 Los Angeles, California 90071 (213) 629-4824	ERIC M. MARGOLIN Senior Vice President, General Counsel and Secretary Advance Auto Parts, Inc. 5673 Airport Road, NW Roanoke, Virginia 24012 (540) 362-4911	JOHN J. KELLEY III King & Spalding 191 Peachtree Street Atlanta, Georgia 30303-1763 (404) 572-4600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 6, 2002

9,000,000 Shares

Common Stock

We are selling 2,250,000 shares of common stock and the selling stockholders are selling 6,750,000 shares of common stock.

Our common stock is listed on The New York Stock Exchange under the symbol “AAP.” The last reported sale price on March 5, 2002 was $43.70 per share.

The underwriters have an option to purchase a maximum of 1,350,000 additional shares from one of the selling stockholders to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page 8.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Advance Auto Parts	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                                 , 2002.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse First Boston	Merrill Lynch & Co.

JPMorgan
Lehman Brothers
Morgan Stanley
Salomon Smith Barney

The date of this prospectus is                         , 2002.

Advance Auto Parts

The Best Part Is Our People

7
2
4
20
96
3
24
21
5
30
16
47
6
2
24
16
23
68
140
132
15
26
37
62
125
66
117
174
2
21
100
65
113
253
51
70
461

#1 Position in Majority of Markets

2,484 Stores

Note: Based on store count as of December 29, 2001.

- 9 Regional PDQ Warehouses
- 8 Distribution Centers
- 1 Master PDQ Warehouse
- 10 Parts Express Warehouses

Puerto Rico/Virgin Islands and California - 40

Advance Auto Parts

Convenient, well merchandised stores

	PAGE		PAGE
PROSPECTUS SUMMARY	1	MANAGEMENT	53
RISK FACTORS	8	PRINCIPAL AND SELLING STOCKHOLDERS	63
FORWARD-LOOKING STATEMENTS	14	RELATED-PARTY TRANSACTIONS	65
USE OF PROCEEDS	15	DESCRIPTION OF CAPITAL STOCK	68
PRICE RANGE OF COMMON STOCK	15	SHARES ELIGIBLE FOR FUTURE SALE	72
DIVIDEND POLICY	15	CERTAIN UNITED STATES FEDERAL TAX
CAPITALIZATION	16	CONSIDERATIONS FOR NON-UNITED STATES
SELECTED HISTORICAL CONSOLIDATED		HOLDERS OF COMMON STOCK	74
FINANCIAL AND OTHER DATA	17	UNDERWRITING	77
UNAUDITED PRO FORMA CONSOLIDATED		NOTICE TO CANADIAN RESIDENTS	80
FINANCIAL DATA	21	LEGAL MATTERS	81
MANAGEMENT’S DISCUSSION AND ANALYSIS OF		EXPERTS	81
FINANCIAL CONDITION AND RESULTS OF		WHERE YOU CAN FIND MORE INFORMATION	82
OPERATIONS	24	INDEX TO CONSOLIDATED FINANCIAL
BUSINESS	39	STATEMENTS	F-1

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

You should read this together with the more detailed information regarding us and the common stock being sold in this offering and the consolidated financial statements and the related notes appearing elsewhere in this prospectus. This prospectus includes the specific terms of the common stock we are offering, as well as information regarding our business, certain recent transactions entered into by us and risk factors. Because this is only a summary, it may not contain all of the information important to you or that you should consider before deciding to invest in our common stock. Therefore, we urge you to read this prospectus in its entirety.

On November 28, 2001, we acquired Discount Auto Parts, Inc. Upon consummation of the acquisition, Discount became a wholly-owned subsidiary of Advance. We filed a registration statement with respect to the shares of our common stock issued in the Discount acquisition. As a result, we became a publicly traded company on November 29, 2001.

Unless the context otherwise requires, “Advance,” “we,” “us,” “our” and similar terms refer to Advance Auto Parts, Inc., its predecessor, its subsidiaries and their respective operations. When we refer to information on a historical basis, we are presenting that information before giving effect to the Discount acquisition, unless otherwise specified. Our fiscal year consists of 52 or 53 weeks ending on the Saturday closest to December 31 of each year.

Our Business

We are the second largest specialty retailer of automotive parts, accessories and maintenance items primarily to “do-it-yourself,” or DIY, customers in the United States, based on store count and sales. We are the largest specialty retailer of automotive products in the majority of the states in which we currently operate, based on store count. We had 1,775 stores operating under the “Advance Auto Parts” tradename in 37 states in the Northeastern, Southeastern and Midwestern regions of the United States at December 29, 2001. In addition, as of that date, we had 40 stores operating under the “Western Auto” tradename located primarily in Puerto Rico and the Virgin Islands. Our stores offer a broad selection of brand name and private label automotive products for domestic and imported cars and light trucks. In addition to our DIY business, we serve “do-it-for-me,” or DIFM, customers via sales to commercial accounts. Sales to DIFM customers represented approximately 15% of our retail sales in 2001.

On November 28, 2001, we acquired Discount, which was the fifth largest specialty retailer of automotive parts, accessories and maintenance items in the United States, based on store count. At the time of the acquisition, Discount had 671 stores in six states, including the leading market position in Florida with 437 stores. Including the acquired Discount stores, we had 2,484 stores at December 29, 2001. On a pro forma basis, our net sales and EBITDA, as adjusted, for 2001 would have been $3.1 billion and $261.9 million. The $261.9 million of EBITDA, as adjusted, does not reflect ongoing purchasing, distribution and administrative savings that we expect to achieve as a result of the acquisition. During 2002, we expect these savings to result in approximately $30 million of incremental EBITDA, excluding one-time integration expenses.

Since 1997, we have achieved significant growth through a combination of comparable store sales growth, new store openings, increased penetration of our commercial delivery program and strategic acquisitions. We believe that our sales growth has exceeded the industry average as a result of our industry leading selection of quality brand name and private label products, our strong name recognition and our high levels of customer service. From 1997 through 2001, we:

•	increased our store count at year-end from 814 to 2,484;

•	achieved positive comparable store sales growth in every quarter, averaging 6.9% annually;

•	increased our net sales at a compound annual growth rate of 38.8%, from $848.1 million to $3.1 billion (pro forma for the Discount acquisition); and

•	increased our EBITDA, as adjusted, at a compound annual growth rate of 39.9%, from $68.4 million to $261.9 million (pro forma for the Discount acquisition).

In 2001, our comparable store sales growth was 6.2%, not including Discount. In addition, our EBITDA, as adjusted, for 2001 increased 23.4% to $199.7 million from $161.9 million for 2000.

We operate within the large and growing automotive aftermarket industry, which includes replacement parts, accessories, maintenance items, batteries and automotive fluids for cars and light trucks. Between 1991 and 2000, this industry grew at a compound annual growth rate of 6.0%, from approximately $58 billion to $98 billion. We believe the automotive aftermarket industry benefits from several important trends, including the: (1) increasing number and age of vehicles in the United States; (2) increasing number of miles driven annually; (3) increasing number of cars coming off of warranty, particularly leased vehicles; (4) increasing number of light trucks and sport utility vehicles that require more expensive parts, resulting in higher average sales per customer; (5) consolidation of automotive aftermarket retailers, resulting in a reduction in the number of stores in the marketplace; and (6) continued market share expansion of specialty automotive parts retailers, like us, primarily by taking market share from discount stores and mass merchandisers. We believe these trends will continue to support strong comparable store sales growth in the industry.

Benefits of the Discount Acquisition

As a result of our successful integration of prior acquisitions, we believe that we have established a proven model that will enable us to successfully integrate Discount and realize the following benefits:

Strengthened Position within Target Markets.    The Discount acquisition has provided us with the leading market position in Florida, which is especially attractive due to that state’s strong DIY customer demographics. The Discount acquisition has also further solidified our leading position throughout the Southeast.

Improved Purchasing, Distribution and Administrative Efficiencies.    We expect to achieve ongoing purchasing savings as a result of the Discount acquisition, primarily through economies of scale. We also expect to achieve significant savings from the optimization of our combined distribution network and the reduction of overlapping administrative functions.

Opportunity to Increase Discount’s Store Sales.    We plan to increase Discount’s store sales by, among other things, (1) re-merchandising stores to increase parts availability and in-stock position, (2) increasing customer service and improving store execution through staffing and training initiatives, (3) enhancing existing commercial delivery programs and selectively adding new programs and (4) refurbishing store layout and appearance.

Competitive Strengths

We believe our competitive strengths include the following:

Leading Market Position.    We enjoy significant competitive advantages over smaller retail chains and independent operators. We believe we have strong brand recognition and customer traffic in our stores as a result of our number one position in the majority of our markets, based on store count, and our significant marketing activities. In addition, we have purchasing, distribution and marketing efficiencies due to our economies of scale.

Industry Leading Selection of Quality Products.    We offer one of the largest selections of brand name and private label automotive parts, accessories and maintenance items in the automotive aftermarket industry. Our stores carry between 16,000 and 21,000 in-store stock keeping units, or SKUs. We also offer approximately 105,000 additional SKUs that are available on a same-day or overnight basis through our Parts Delivered Quickly, or PDQ®, distribution systems, including harder-to-find replacement parts, which typically carry a higher gross margin. We believe that our ability to deliver an aggregate of approximately 120,000 SKUs, as well as the capabilities provided by our electronic parts catalog, are highly valued by our customers and differentiate us from our competitors, particularly mass merchandisers.

Superior Customer Service.    We believe that our customers place significant value on our well-trained sales associates, who offer knowledgeable assistance in product selection and installation. We invest substantial resources in the recruiting and training of our employees, which we believe differentiates us from mass merchandisers and has led to higher employee retention levels, increased customer satisfaction and higher sales.

Experienced Management Team with Proven Track Record.    The 18 members of our senior management team have an average of 15 years experience with us and 17 years in the industry and have successfully grown our company to the second largest specialty retailer of automotive products in the United States. Our management team has accomplished this using a disciplined strategy of growing comparable store sales, opening new stores and making selective acquisitions. Through the 545-store acquisition of Western Auto Supply Company in November 1998 and the 30-store acquisition of Carport Auto Parts, Inc. in April 2001, this team has demonstrated its ability to efficiently and successfully integrate both large and small acquisitions. We intend to leverage this experience as we integrate Discount.

Growth Strategy

Our growth strategy consists of the following:

Increase Our Comparable Store Sales.    We have been an industry leader in comparable store sales over the last five years, averaging 6.9% annually. We plan to increase our comparable store sales in both the DIY and DIFM categories by, among other things, (1) implementing merchandising and marketing initiatives, (2) investing in store-level systems to enhance our ability to recommend complementary products in order to increase sales per customer, (3) refining our store selection and in-stock availability through customized assortments and other supply chain initiatives, (4) continuing to increase customer service through store staffing and retention initiatives and (5) increasing our commercial delivery sales by focusing on key customers to grow average sales per truck.

Continue to Enhance Our Margins.    We have improved our EBITDA, as adjusted, margin by 241 basis points from 5.5% in 1999 to 7.9% in 2001. In addition to driving operating margin expansion via improved comparable store sales, we will continue to focus on increasing margins by: (1) improving our purchasing efficiencies with vendors; (2) utilizing our supply chain infrastructure and existing distribution network to optimize our inventory mix and maximize distribution capacity; and (3) leveraging our overall scale to reduce other operating expenses as a percentage of sales.

Increase Return on Capital.    We believe we can successfully increase our return on capital by (1) leveraging our supply chain initiatives to increase inventory turns, (2) further extending payment terms with our vendors and (3) generating strong comparable store sales as well as increasing our margins. In addition, we believe we can drive return on capital by selectively expanding our store base in existing markets. Based on our experience, such in-market openings provide higher returns on our invested capital by enabling us to leverage our distribution infrastructure, marketing expenditures and local management resources. We intend to add stores in existing markets, including 100 to 125 stores in 2002 through new store openings and selective acquisitions.

Successfully Integrate Discount.    Our management team has developed a detailed strategy to integrate Discount, including: (1) re-merchandising stores to increase parts availability and in-stock position; (2) increasing purchasing efficiencies; (3) leveraging distribution and administrative costs; and (4) enhancing existing commercial delivery programs and selectively adding programs to Discount stores.

General

Our principal executive offices are located at 5673 Airport Road, Roanoke, Virginia 24012, and our telephone number is (540) 362-4911. Our website is located at “www.advanceautoparts.com.” Information contained on our website is not a part of this prospectus.

All brand names and trademarks appearing in this prospectus, including “Advance,” are the property of their respective holders.

THE OFFERING

Common stock offered by us	2,250,000 shares

Common stock offered by the selling stockholders	6,750,000 shares

Common stock to be outstanding after this offering	34,948,324 shares

Use of proceeds	We intend to use the net proceeds we receive to repay outstanding indebtedness. We will not receive any of the proceeds from the shares sold by the selling stockholders.

NYSE Symbol	AAP

Unless otherwise indicated, all share information in this prospectus is based on the number of shares of our common stock outstanding as of February 28, 2002, and excludes 3,519,513 shares subject to options at a weighted average exercise price of $21.53 per share.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

In addition, at the closing of this offering, we will grant options to purchase an aggregate of up to 550,000 shares of our common stock, at a price per share equal to the public offering price, to key employees and certain independent directors.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table is a summary of our consolidated financial and other data for the periods presented, as well as our pro forma financial data, after giving effect to the Discount acquisition and related financing transactions, the offering contemplated by this prospectus and the application of the proceeds received by us to repay outstanding indebtedness. The summary consolidated financial and other data at and for the three years ended December 29, 2001 have been derived from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. You should read this data along with the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Consolidated Financial and Other Data” and the consolidated financial statements and related notes of Advance and Discount included elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations data does not purport to represent what our results of operations would have been if the transactions had occurred as of the date indicated or what the results will be for future periods. The results include the activities of the following acquired businesses since their respective dates of acquisition, Western Auto Supply Company (November 1998) and Carport Auto Parts, Inc. (April 2001).

	Fiscal Year(1)
	1999	2000	2001	Pro Forma 2001
				(unaudited)
	(in thousands, except per share and selected store data)
Statement of Operations Data:
Net sales	$2,206,945	$2,288,022	$2,517,639	$3,144,693
Gross profit(2)	802,832	895,895	1,076,026	1,323,106
Selling, general and administrative expenses(3)	740,481	801,521	947,531	1,153,180
Operating income(3)	20,235	92,789	89,113	130,544
Interest expense	62,792	66,640	61,895	94,369
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle (3)(4)	(25,326)	16,626	17,189	28,101
Net income (loss)(3)	(25,326)	19,559	11,442	—
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle per basic share(4)	$(0.90)	$0.59	$0.60	$0.81
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle per diluted share(4)	$(0.90)	$0.58	$0.59	$0.79
Net income (loss) per basic share	$(0.90)	$0.69	$0.40	—
Net income (loss) per diluted share	$(0.90)	$0.68	$0.39	—
Weighted average basic shares outstanding	28,269	28,296	28,637	34,861
Weighted average diluted shares outstanding	28,269	28,611	29,158	35,409

Other Financial Data:
EBITDA, as adjusted(5)	$121,899	$161,876	$199,710	$261,966
Capital expenditures(6)	105,017	70,566	63,695	85,991

Cash flows provided by (used in):
Operating activities	$(20,976)	$103,951	$103,536	—
Investing activities	(113,824)	(64,940)	(451,008)	—
Financing activities	121,262	(43,579)	347,580	—

Selected Store Data:
Comparable store sales growth(7)	10.3%	4.4%	6.2%	—
Net new stores(8)	50	112	755	755
Number of stores, end of period	1,617	1,729	2,484	2,484
Stores with commercial delivery program, end of period	1,094	1,210	1,370	1,370
Total commercial delivery sales, as a percentage of total sales	9.0%	13.4%	13.5%	12.1%
Total retail store square footage, end of period (in thousands)	12,476	13,325	18,717	18,717
Average net retail sales per store (in thousands)(9)	$1,267	$1,295	$1,346	$1,251
Average net retail sales per square foot(10)	$164	$168	$175	$166

	At
	December 29, 2001	As adjusted for the Offering December 29, 2001
		(unaudited)
Balance Sheet Data (in thousands):
Cash and cash equivalents	$18,117	$18,117
Net working capital	442,099	442,099
Total assets	1,950,615	1,947,451
Total net debt	972,368	877,427
Total stockholders’ equity	288,571	381,614

(1)	Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest to December 31. All fiscal years presented are 52 weeks.
(2)
Gross profit for 2001 and pro forma 2001 exclude a non-recurring charge associated with our supply chain initiatives. The effects of these items are included in operating income, income (loss) before extraordinary item and cumulative effect of a change in accounting principle and net income (loss).

(3)
Selling, general and administrative expenses exclude certain non-recurring charges. The effects of these items are included in operating income, income (loss) before extraordinary item and cumulative effect of a change in accounting principle and net income (loss).

(4)
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle per basic and diluted shares presented for pro forma 2001 represents income (loss) from continuing operations.

(5)
EBITDA, as adjusted, represents operating income plus depreciation and amortization, non-cash and other employee compensation expenses, merger and integration expense and certain non-recurring charges and gains included in operating income. EBITDA, as adjusted, is not intended to represent cash flow from operations as defined by generally accepted accounting principles, or GAAP, and should not be considered as a substitute for net income as an indicator of operating performance or as an alternative to cash flow (as measured by GAAP) as a measure of liquidity. We have included EBITDA, as adjusted, herein because our management believes this information is useful to investors, as such measure provides additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements and, in addition, certain covenants in our indentures and credit facility are based upon an EBITDA calculation. Our method for calculating EBITDA, as adjusted, may differ from similarly titled measures reported by other companies. Our management believes certain non-recurring charges and gains, non-cash and other employee compensation expenses, and merger and integration expenses should be eliminated from the EBITDA calculation to evaluate our operating performance, and we have done so in our calculation of EBITDA, as adjusted.

(6)
Capital expenditures for 2001 and pro forma 2001 exclude $34.1 million for our November 2001 purchase of Discount’s Gallman, Mississippi distribution facility from the lessor in connection with the Discount acquisition.

(7)
Comparable store sales growth is calculated based on the change in net sales starting once a store has been opened for thirteen complete accounting periods (each period represents four weeks). Relocations are included in comparable store sales from the original date of opening. Additionally, the Parts America stores acquired in the Western merger and subsequently converted to Advance Auto Parts stores are included in the comparable store sales calculation after thirteen complete accounting periods following their physical conversion. Additionally, the stores acquired in the Carport and Discount acquisitions will be included in the comparable store sales calculation following thirteen complete accounting periods following their system conversion to the Advance Auto Parts store system. Comparable store sales do not include sales from the Western Auto stores.

(8)	Net new stores represents new stores opened and acquired less stores closed.
(9)
Average net retail sales per store is based on the average of beginning and ending number of stores for the respective period. The 2001 amounts were calculated giving effect to the Discount retail net sales and number of stores for the period from December 2, 2001 through December 29, 2001.

(10)
Average net retail sales per square foot is based on the average of beginning and ending total store square footage for the respective period. The 2001 amounts were calculated giving effect to the Discount retail net sales and square footage for the period from December 2, 2001 through December 29, 2001.

RISK FACTORS

The value of an investment in us will be subject to significant risks inherent in our business. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before purchasing our common stock. If any of the following risks and uncertainties actually occur, our business, financial condition or results of operations could be materially and adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

Risk Factors Relating to Our Business

We will not be able to expand our business if our growth strategy is not successful.

We have significantly increased our store count from 814 stores at the end of 1997 to 2,484 stores at December 29, 2001. We intend to continue to expand our base of stores as part of our growth strategy, primarily by opening new stores. There can be no assurance that this strategy will be successful. The actual number of new stores to be opened and their success will depend on a number of factors, including, among other things, our ability to manage the expansion and hire, train and retain qualified sales associates, the availability of potential store locations in highly visible, well-trafficked areas and the negotiation of acceptable lease terms for new locations. There can be no assurance that we will be able to open and operate new stores on a timely or profitable basis or that opening new stores in markets we already serve will not harm existing store profitability or comparable store sales. The newly opened and existing stores’ profitability will depend on our ability to properly merchandise, market and price the products required in their respective markets.

Furthermore, we may acquire or try to acquire stores or businesses from, make investments in, or enter into strategic alliances with, companies that have stores or distribution networks in our current markets or in areas into which we intend to expand our presence. Any future acquisitions, investments, strategic alliances or related efforts will be accompanied by risks, including:

•	the difficulty of identifying appropriate acquisition candidates;

•	the difficulty of assimilating and integrating the operations of the respective entities;

•	the potential disruption to our ongoing business and diversion of our management’s attention;

•	the inability to maintain uniform standards, controls, procedures and policies; and

•	the impairment of relationships with employees and customers as a result of changes in management.

We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with these acquisitions, investments, strategic alliances or related efforts.

We may not be able to successfully implement our business strategy, including increasing comparable store sales, enhancing our margins and increasing our return on capital, which could adversely affect our business, financial condition and results of operations.

We have implemented numerous initiatives to increase comparable store sales, enhance our margins and increase our return on capital in order to increase our earnings and cash flow. If these initiatives are unsuccessful, or if we are unable to efficiently and effectively implement the initiatives, our business, financial condition and results of operations could be adversely affected.

Successful implementation of our growth strategy also depends on factors specific to the retail automotive parts industry and numerous other factors that may be beyond our control. These include adverse changes in:

•	general economic conditions and conditions in local markets, which could reduce our sales;

•	the competitive environment in the automotive aftermarket parts and accessories retail sector that may force us to reduce prices or increase spending;

•	the automotive aftermarket parts manufacturing industry, such as consolidation, which may disrupt or sever one or more of our vendor relationships;

•	our ability to anticipate and meet changes in consumer preferences for automotive products, accessories and services in a timely manner; and

•	our continued ability to hire and retain qualified personnel, which depends in part on the types of recruiting, training and benefit programs we adopt.

We may not be able to successfully integrate Discount, which could adversely affect our business, financial condition and results of operations.

We acquired Discount to capitalize on its leading market position in Florida, to increase our store base in our Southeastern markets and to create the opportunity for potential cost savings through operational synergies. Achieving the expected benefits of the Discount acquisition will depend in large part on integrating Discount’s operations and personnel in a timely and efficient manner. Some of the difficulties we will have to overcome include:

•	successfully converting Discount’s information and accounting systems to ours;

•	integrating our distribution operations with Discount’s distribution operations;

•	implementing and maintaining uniform standards, controls, procedures and policies on a company-wide basis;

•	properly identifying and closing unnecessary stores, operations and facilities; and

•	maintaining good and profitable relationships with suppliers.

If we cannot overcome the challenges we face integrating Discount, our ability to effectively and profitably manage Discount’s business could suffer. In addition, key employees may leave, supplier relationships may be disrupted and customer service standards could deteriorate. Moreover, the integration process itself may be disruptive to our business and Discount’s business as it will divert the attention of management from its normal operational responsibilities and duties.

Consequently, we cannot assure you that Discount can be successfully integrated with our business or that any of the anticipated efficiencies or cost savings will be realized, or realized within the expected time frame, or that revenues will not be lower than expected, any of which could harm our business, financial condition and results of operations.
If demand for products sold by our stores slows, our business and results of operations will suffer.

Demand for products sold by our stores depends on many factors and may slow for a number of reasons, including:

•	the weather, as vehicle maintenance may be deferred during periods of inclement weather; and

•
the economy, as during periods of good economic conditions, more of our DIY customers may pay others to repair and maintain their cars instead of working on their own cars. In periods of declining economic conditions, both DIY and DIFM customers may defer vehicle maintenance or repair.

If any of these factors cause demand for the products we sell to decline, our business, financial condition and results of operations will suffer.

We depend on the services of our existing management team and may not be able to attract and retain additional qualified management personnel.

Our success depends to a significant extent on the continued services and experience of our executive officers and senior management team. If for any reason our senior executives do not continue to be active in management, our business could suffer. We have entered into employment agreements with some of our executive officers and senior management; however, these agreements do not ensure their continued employment with us. Additionally, we cannot assure you that we will be able to attract and retain additional qualified senior executives as needed in the future, which could adversely affect our financial condition and results of operations.

If we are unable to compete successfully against other companies in the retail automotive parts industry, we could lose customers and our revenues may decline.

The retail sale of automotive parts, accessories and maintenance items is highly competitive in many areas, including price, name recognition, customer service and location. We compete primarily with national and regional retail automotive parts chains, wholesalers or jobber stores, independent operators, automobile dealers that supply parts, discount stores and mass merchandisers that carry automotive replacement parts, accessories and maintenance items. Some of our competitors possess advantages over us, including substantially greater financial and marketing resources, a larger number of stores, longer operating histories, greater name recognition, larger and more established customer bases and more established vendor relationships. Our response to these competitive disadvantages may require us to reduce our prices or increase our spending, which would lower revenue and profitability. Competitive disadvantages may also prevent us from introducing new product lines or require us to discontinue current product offerings or change some of our current operating strategies. If we do not have the resources or expertise or otherwise fail to develop successful strategies to address these competitive disadvantages, we could lose customers and our revenues may decline.

Disruptions in our relationships with vendors or in our vendors’ operations could increase our cost of goods sold.

Our business depends on developing and maintaining close relationships with our vendors and upon the vendors’ ability or willingness to sell products to us at favorable prices and other terms. Many factors outside of our control may harm these relationships and the ability or willingness of these vendors to sell us products on favorable terms. For example, financial or operational difficulties that some of our vendors may face may increase the cost of the products we purchase from them. In addition, the trend towards consolidation among automotive parts suppliers may disrupt or sever our relationship with some vendors, and could lead to less competition and, consequently, higher prices.

Risks Relating to Our Financial Condition

Our level of debt and restrictions in our debt instruments may limit our ability to take certain actions, including obtaining additional financing in the future, that we would otherwise consider in our best interest.

We currently have a significant amount of debt. At December 29, 2001, on an as adjusted basis after giving effect to this offering and the application of the net proceeds to be received by us to repay outstanding indebtedness, we would have had total debt of approximately $860.8 million. Our high level of debt could have important consequences to you. For example, it could:

•	impair our ability to implement our growth strategy;

•	impair our ability to obtain additional financing, if needed, for working capital, capital expenditures, acquisitions or other purposes in the future;

•	place us at a disadvantage compared to competitors that have less debt;

•	restrict our ability to adjust rapidly to changing market conditions;

•	increase our vulnerability to adverse economic, industry and business conditions; or

•	cause our interest expense to increase if interest rates in general were to increase because a portion of our indebtedness bears interest at a floating rate.

Our ability to service our debt will require a significant amount of cash and our operations may not generate the amount of cash we need.

We will need a significant amount of cash to service our debt. Our ability to generate cash depends on our successful financial and operating performance. We cannot assure you that we will generate sufficient cash flow from operations or that we will be able to obtain sufficient funding to satisfy all of our obligations. Our financial and operational performance also depends upon a number of other factors, many of which are beyond our control. These factors include:

•	economic and competitive conditions in the automotive aftermarket industry; and

•	operating difficulties, operating costs or pricing pressures we may experience.

If we are unable to service our debt, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our debt or raising additional equity capital. However, we cannot assure you that any alternative strategies will be feasible or prove adequate. Also, some alternative strategies would require the consent of at least a majority in interest of the lenders under the senior credit facility, the holders of our senior subordinated notes and the holders of our discount notes, and we can provide no assurances that we would be able to obtain this consent. If we are unable to meet our debt service obligations and alternative strategies are unsuccessful or unavailable, our lenders would be entitled to exercise various remedies, including foreclosing on our assets. Under those circumstances, you may lose all or a portion of your investment.

The covenants governing our debt impose significant restrictions on us.

The terms of our senior credit facility and the indentures for our senior subordinated notes and discount notes impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. These restrictions may also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us from engaging in certain transactions, including:

•	incurring or guaranteeing additional indebtedness;

•	paying dividends or making distributions or certain other restricted payments;

•	making capital expenditures and other investments;

•	creating liens on our assets;

•	issuing or selling capital stock of our subsidiaries;

•	transferring or selling assets currently held by us;

•	repurchasing stock and certain indebtedness;

•	engaging in transactions with affiliates;

•	entering into any agreements that restrict dividends from our subsidiaries; and

•	engaging in mergers or consolidations.

The failure to comply with any of these covenants would cause a default under our indentures and other debt agreements. Furthermore, our senior credit facility contains certain financial covenants, including establishing a maximum leverage ratio and requiring us to maintain a minimum interest coverage ratio and a funded senior debt to current assets ratio, which, if not maintained by us, will cause us to be in default under our senior credit facility. Any of these defaults, if not waived, could result in the acceleration of all of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing were available, it may not be on terms that are acceptable to us.

Risks Related to Our Offering

Our stock price may be volatile, and you could lose all or part of your investment.

The market for equity securities has been extremely volatile. The following factors could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in the retail automotive parts industry;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel; and

•	announcements by us or our competitors of acquisitions, investments or strategic alliances.

Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the public offering price. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and company resources and could have a material adverse effect on our business and results of operations.

The sale of a substantial number of shares of our common stock after this offering may cause the market price of our common stock to decline.

If our existing stockholders sell shares of common stock in the public market following this offering, including shares issued upon the exercise of outstanding options, or if the market perceives that these sales could occur, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Upon completion of this offering, we will have outstanding 34,948,324 shares of common stock, assuming no exercise of outstanding options. After this offering, approximately 11,571,996 shares, including the shares to be sold in this offering, will be freely tradeable. 22,281,876 shares and 1,899,000 shares issuable upon exercise of outstanding options are subject to lock-up agreements in which the holders have agreed not to sell any shares for 90 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. The shares and shares subject to options that are subject to lock-up agreements generally will be available for sale after the end of the lock-up period.

We also are a party to a registration rights agreement that obligates us, after completion of this offering, to register for public resale an aggregate of 22,223,276 shares of common stock (including 500,000 shares subject to immediately exercisable options), at the option of the shareholders who are parties to that agreement. However, under the lock-up agreements described above, the holders of all registrable shares have agreed not to exercise their registration rights for 90 days following this offering without the prior written consent of Credit Suisse First Boston Corporation. If, upon the expiration of the lock-up agreements, all or a portion of these shareholders exercise their right to require us to register their shares for resale and sell shares of common stock in the public market, the market price of our common stock could decline.

Our major stockholders have substantial control over us, including control over a majority of the board of directors and the ability to limit amendments to our certificate of incorporation and bylaws, and could limit your ability to influence the outcome of matters requiring stockholder approval.

Following this offering, the holders of 21,723,276 shares of our common stock, or 62.2% of our outstanding common stock, will continue to be parties to a stockholders’ agreement that provides, among other things, that  such stockholders, will nominate and vote in favor of up to 9 of the 12 (or up to 14 after the addition of independent directors) members of our board of directors, ensuring their election. The stockholders’ agreement also provides that, without the approval of Nicholas Taubman, we may not amend our certificate of incorporation or bylaws or the stockholders’ agreement if it would adversely affect the rights and obligations of Mr. Taubman, subject to certain exceptions. In addition, Freeman Spogli & Co., Sears, Roebuck and Co. and Ripplewood Partners together with one of its affiliates will own 23.2%, 24.1% and 6.1% of the shares of our common stock outstanding after this offering. If the directors nominated by the parties to the stockholders’ agreement, or holders of a majority of our common stock, agree amongst themselves to take or refrain from taking any course of action, the effect may be to act against the wishes of the stockholders who are not a party to the stockholders’ agreement.

We have anti-takeover defense provisions in our certificate of incorporation and bylaws, and provisions in our debt instruments, that may deter potential acquirors and depress the price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions:

•	authorize our board of directors to issue “blank check” preferred stock and determine the powers, preferences and privileges of those shares without prior stockholder approval;

•	prohibit the right of our stockholders to act by written consent;

•	limit the calling of special meetings of stockholders; and

•
impose a requirement that holders of 66 2/3% of the outstanding shares of common stock are required to amend the provisions relating to actions by written consent of stockholders and the limitations of calling special meetings.

Our debt instruments also contain provisions that could have the effect of making it more difficult or less attractive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Specifically, the terms of our senior subordinated notes and senior discount debentures require that they be redeemed at a premium over their principal amount in the event that we undergo a change of control. In addition, our senior credit facility contains a covenant that prohibits us from undergoing a change of control, and provides that a change of control constitutes an event of default under that facility and will cause the related indebtedness to become immediately due. The need to repay all of this indebtedness may deter potential third parties from acquiring us.

Under these various provisions in our certificate of incorporation, bylaws and debt instruments, a takeover attempt or third-party acquisition of us, including a takeover attempt that may result in a premium over the market price for shares of our common stock, could be delayed, deterred or prevented. In addition, these provisions may prevent the market price of our common stock from increasing in response to actual or rumored takeover attempts and may also prevent changes in our management. As a result, these anti-takeover and change of control provisions may limit the price investors are willing to pay in the future for shares of our common stock.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are usually identified by the use of words such as “will,” “anticipates,” “believes,” “estimates,” “expects,” “projects,” “forecasts,” “plans,” “intends,” “should” or similar expressions. We intend those forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are included in this statement for purposes of complying with these safe harbor provisions.

These forward-looking statements reflect current views about our plans, strategies and prospects, which are based on the information currently available and on current assumptions.

Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions or expectations will be achieved. Listed below and discussed elsewhere in this prospectus are some important risks, uncertainties and contingencies which could cause our actual results, performances or achievements to be materially different from the forward-looking statements made in this prospectus. These risks, uncertainties and contingencies include, but are not limited to, the following:

•	our ability to expand our business;

•	the implementation of our business strategies and goals;

•	integration of our previous and future acquisitions;

•	a decrease in demand for our products;

•	competitive pricing and other competitive pressures;

•	our relationships with our vendors;

•	deterioration in general economic conditions;

•	our ability to meet debt obligations and adhere to the restrictions and covenants imposed under our debt instruments; and

•
other statements that are not of historical fact made throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

We assume no obligations to update publicly any forwarded-looking statements, whether as a result of new information, future events or otherwise. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our reports and documents filed with the Securities and Exchange Commission, and you should not place undue reliance on those statements.

USE OF PROCEEDS

We expect to receive approximately $94.9 million in net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any of the proceeds from the sale of shares by the selling stockholders and will not participate in any over-allotment option.

We intend to use the net proceeds from this offering to prepay, on a pro rata basis, borrowings outstanding under the tranche A and tranche B term loans of our senior credit facility (borrowings which mature in November 2006 and November 2007, bore interest at 5.4% and 7.0% at December 29, 2001, and were incurred to fund a portion of the cash paid in connection with the Discount acquisition). In addition, although our 10.25% senior subordinated notes due 2008 (a portion of which were incurred in connection with the Discount acquisition) are non-callable until April 15, 2003, our senior credit facility provides that we can buy back up to $25.0 million of such notes at any time (provided that we are in compliance with certain covenants), as well as additional notes using up to 25% of the net proceeds received by us from this offering, if we use the proceeds within 30 days of their receipt. Our determination of whether to repurchase any of the senior subordinated notes will depend on prevailing market prices, and would reduce the amount of the net proceeds that we would use to prepay borrowings outstanding under the term loans of our senior credit facility.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “AAP.” The table below sets forth, for the fiscal periods indicated, the high and low sale prices per share for our common stock, as reported by the NYSE. Our common stock has been listed on the NYSE since November 29, 2001, the closing date of the Discount acquisition. Prior to that date, there was no public market for our common stock.

	High	Low
Fiscal Year Ended December 29, 2001
Fourth Quarter from November 29	$47.65	$39.70
Fiscal Year Ending December 28, 2002
First Quarter (through March 5)	$49.75	$39.85

The closing sale price of our common stock on March 5, 2002 was $43.70. At February 28, 2002, there were 398 holders of record of our common stock.

DIVIDEND POLICY

We have not declared or paid cash dividends on our common stock in the last two years. We anticipate that we will retain all of our earnings in the foreseeable future to finance the expansion of our business and, therefore, do not anticipate paying any dividends on our common stock. In addition, the terms of our senior credit facility and the indentures governing our senior subordinated notes and senior discount debentures currently prohibit us from declaring or paying any dividends or other distributions on any shares of our capital stock. Any payments of dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions contained in our senior credit facility and notes indentures, or other agreements, the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits, and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and capitalization at December 29, 2001:

•	on a historical actual basis; and

•
on an as adjusted basis to give effect to the sale of 2,250,000 shares of our common stock by us in this offering, the use of the proceeds of that sale, net of underwriting discounts and commissions and estimated offering expenses, to repay approximately $94.9 million of borrowings outstanding under the term loans of our senior credit facility and the related write-off of debt issuance costs of $1.9 million, net of tax.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes and the other financial information included in this prospectus.

	At December 29, 2001
	Historical Actual	As Adjusted
		(unaudited)
	(dollars in thousands)

Cash and cash equivalents	$18,117	$18,117

Bank Overdrafts	$34,748	$34,748
Total debt:
Senior credit facility:(1)
Revolving credit facility	10,000	10,000
Tranche A term loan facility	180,000	144,764
Tranche B term loan facility	305,000	245,295
Industrial revenue bonds	10,000	10,000
10.25% Senior Subordinated Notes due 2008	355,363	355,363
12.875% Senior Discount Debentures due 2009	95,374	95,374

Total debt	955,737	860,796

Stockholders’ equity:
Common stock, $.0001 par value; authorized—100,000,000; 32,692,139 and 34,942,139 issued and outstanding	3	3
Capital in excess of par value	496,538	591,479
Other	(2,676)	(2,676)
Accumulated deficit	(205,294)	(207,192)

Stockholders’ equity	288,571	381,614

Total capitalization	$1,279,056	$1,277,158

(1)
In November 2001, in connection with the Discount acquisition, we replaced our prior credit facility with the senior credit facility. The senior credit facility provides for (i) $485 million in term loans, consisting of a $180 million tranche A term loan facility with a maturity of five years and a $305 million tranche B term loan facility with a maturity of six years and (ii) a revolving credit facility of $160 million (a portion of which can be used for the issuance of letters of credit), with a maturity of five years. At the closing of the Discount acquisition, we borrowed the $485 million available under the tranche A and tranche B term loan facilities to fund the acquisition and did not make any initial borrowings under the $160 million revolving credit facility. However, we had approximately $17.4 million in letters of credit outstanding and had no borrowings under the revolving credit facility at February 28, 2002, which has reduced availability under the revolving credit facility to approximately $142.6 million as of that date.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical consolidated statement of operations, balance sheet and other operating data. The selected historical consolidated financial and other data at December 30, 2000 and December 29, 2001 and for the three years ended December 29, 2001 have been derived from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The historical consolidated financial and other data at January 3, 1998, January 2, 1999 and January 1, 2000 and for the years ended January 3, 1998 and January 2, 1999 have been derived from our audited consolidated financial statements and the related notes that have not been included in this prospectus. You should read this data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Data” and the consolidated financial statements and the related notes of Advance and Discount included elsewhere in this prospectus.

	Fiscal Year(1)
	1997	1998	1999	2000	2001
Consolidated Statement of Operations Data:	(in thousands, except per share and selected store data)

Net sales	$848,108	$1,220,759	$2,206,945	$2,288,022	$2,517,639
Cost of sales	524,586	766,198	1,404,113	1,392,127	1,441,613
Supply chain initiatives(2)	—	—	—	—	9,099

Gross profit	323,522	454,561	802,832	895,895	1,066,927
Selling, general and administrative expenses(3)	278,039	392,353	740,481	801,521	947,531
Expenses associated with supply chain initiatives(4)	—	—	—	—	1,394
Impairment of assets held for sale(5)	—	—	—	856	12,300
Expenses associated with the recapitalization(6)	—	14,277	—	—	—
Expenses associated with the merger related restructuring(7)	—	6,774	—	—	3,719
Expenses associated with merger and integration(8)	—	7,788	41,034	—	1,135
Expenses associated with private company(9)	3,056	845	—	—	—
Non-cash stock option compensation expense(10)	—	695	1,082	729	11,735

Operating income	42,427	31,829	20,235	92,789	89,113
Interest expense	6,086	35,038	62,792	66,640	61,895
Other income (expense), net	(321)	943	4,647	1,012	1,283

Income (loss) before income taxes, extraordinary items and cumulative effect of a change in accounting principle	36,020	(2,266)	(37,910)	27,161	28,501
Income tax expense (benefit)	14,733	(84)	(12,584)	10,535	11,312

Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	21,287	(2,182)	(25,326)	16,626	17,189
Extraordinary item, gain (loss) on debt extinguishment, net of $1,759 and $2,424 income taxes, respectively	—	—	—	2,933	(3,682)
Cumulative effect of a change in accounting principle, net of $1,360 income taxes	—	—	—	—	(2,065)

Net income (loss)	$21,287	$(2,182)	$(25,326)	$19,559	11,442
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle per basic share	$0.87	$(0.12)	$(0.90)	$0.59	$0.60
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle per diluted share	$0.87	$(0.12)	$(0.90)	$0.58	$0.59
Net income (loss) per basic share	$0.87	$(0.12)	$(0.90)	$0.69	$0.40
Net income (loss) per diluted share	$0.87	$(0.12)	$(0.90)	$0.68	$0.39
Weighted average basic shares outstanding	24,288	18,606	28,269	28,296	28,637
Weighted average diluted shares outstanding	24,288	18,606	28,269	28,611	29,158

	Fiscal Year(1)
	1997	1998	1999	2000	2001

Other Financial Data:

EBITDA, as adjusted(11)	$68,361	$92,612	$121,899	$161,876	$199,710
Capital expenditures(12)	48,864	65,790	105,017	70,566	63,695

Cash flows provided by (used in):

Operating activities	$42,478	$44,022	$(20,976)	$103,951	$103,536
Investing activities	(48,607)	(230,672)	(113,824)	(64,940)	(451,008)
Financing activities	6,759	207,302	121,262	(43,579)	347,580

Selected Store Data:

Comparable store sales growth(13)	5.7%	7.8%	10.3%	4.4%	6.2%
Net new stores(14)	165	753	50	112	755
Number of stores, end of period	814	1,567	1,617	1,729	2,484
Stores with commercial delivery program, end of period	421	532	1,094	1,210	1,370
Total commercial delivery sales, as a percentage of total sales	7.4%	8.8%	9.0%	13.4%	13.5%
Total retail store square footage, end of period (in thousands)	5,857	12,084	12,476	13,325	18,717
Average net retail sales per store (in thousands)(15)	$1,159	$1,270	$1,267	$1,295	$1,346
Average net retail sales per square foot(16)	$161	$172	$164	$168	$175

	At
	1/3/98	1/2/99	1/1/00	12/30/00	12/29/01

Balance Sheet Data:

Cash and cash equivalents	$15,463	$36,115	$22,577	$ 18,009	$18,117
Net working capital	121,140	310,113	355,608	318,583	442,099
Total assets	461,257	1,265,355	1,348,629	1,356,360	1,950,615
Total net debt	95,633	485,476	627,467	582,539	972,368
Total stockholders’ equity	143,548	159,091	133,954	156,271	288,571

(1)	Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest to December 31. All fiscal years presented are 52 weeks except for 1997, which consisted of 53 weeks.
(2)	Represents restocking and handling fees associated with the return of inventory as a result of our supply chain initiatives.
(3)
Selling, general and administrative expenses exclude certain non-recurring charges discussed in notes (4), (5), (6), (7), (8), (9) and (10) below. The 1997 amount includes an unusual medical claim that exceeded our stop loss insurance coverage. The pre-tax amount of this claim, net of related increased insurance costs, was $882. We have increased our stop loss coverage effective January 1, 1998 to a level that would provide insurance coverage for a medical claim of this magnitude.

(4)	Represents costs of relocating certain equipment held at facilities closed as a result of our supply chain initiatives.
(5)	Represents the devaluation of certain property held for sale, including the $1.6 million charge taken in the first quarter of 2001 and a $10.7 million charge taken in the fourth quarter of 2001.
(6)	Represents expenses incurred in our 1998 recapitalization related primarily to non-recurring bonuses paid to certain employees and to fees for professional services.
(7)
Represents expenses related primarily to lease costs associated with 31 of our stores closed in overlapping markets in connection with the Western merger and 27 closed as a result of the Discount acquisition.

(8)	Represents certain expenses related to the Western merger and integration, conversion of the Parts America stores and the Discount acquisition.
(9)
Reflects our estimate of expenses eliminated after the recapitalization that related primarily to compensation and other benefits of our chairman, who prior to our recapitalization was our principal stockholder.

(10)
Represents non-cash compensation expenses related to stock options granted to certain of our employees, including a non-recurring charge of $8.6 million in the fourth quarter of 2001 related to variable provisions of our stock option plans that were in place when we were a private company and that have since been eliminated.

(11)	EBITDA, as adjusted, represents operating income plus depreciation and amortization, non-cash and other employee compensation expenses and certain non-recurring charges as scheduled below, included in operating income. EBITDA, as adjusted, is not intended to represent cash flow from operations as defined by GAAP, and should not be considered as a substitute for net income as an indicator of operating performance or as an alternative to cash flow (as measured by GAAP) as a measure of liquidity. We have included EBITDA, as adjusted, herein because our management believes this information is useful to investors, as such measure provides additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements and, in addition, certain covenants in our indentures and credit facility are based upon an EBITDA calculation. Our method for calculating EBITDA, as adjusted, may differ from similarly titled measures reported by other companies. Our management believes certain recapitalization expenses, non-recurring charges, private company expenses, non-cash and other employee compensation expenses, and merger and integration expenses should be eliminated from the EBITDA calculation to evaluate our operating performance, and we have done so in our calculation of EBITDA, as adjusted.

The following table reflects the effect of these items:

	Fiscal Year
	1997	1998	1999	2000	2001
	(dollars in thousands)
Other Data:
EBITDA(a)	$65,110	$61,793	$78,382	$159,615	$160,344

Supply chain initiatives (see note 2 above)	—	—	—	—	9,099

Expenses associated with supply chain initiatives (see note 4 above)	—	—	—	—	1,394

Impairment of assets held for sale (see note 5 above)	—	—	—	—	10,700

Recapitalization expenses (see note 6 above)	—	14,277	—	—	—

Merger related restructuring expenses (see note 7 above)	—	6,774	—	—	3,719

Merger and integration expenses (see note 8 above)	—	7,788	41,034	—	1,135

Private company expenses (see note 9 above)	3,056	845	—	—	—

Non-cash stock option compensation expense (see note 10 above)	—	695	1,082	729	11,735

Non-operating interest expense on postretirement benefits(b)	195	440	1,401	1,532	1,584

EBITDA, as adjusted(c)	$68,361	$92,612	$121,899	$161,876	$199,710

(a)
The 1997 EBITDA amount excludes an unusual medical claim that exceeded our stop-loss insurance coverage. The pre-tax amount of this claim, net of related increased insurance costs, was $882. We have increased our stop-loss coverage effective January 1, 1998 to a level that would provide insurance coverage for a medical claim of this magnitude.

(b)	Represents the interest component of the net periodic postretirement benefit cost associated with our postretirement benefit plan.

(c)
EBITDA, as adjusted, for 2000 includes a non-recurring net gain of $3.3 million, which represents a portion of a cash settlement received in connection with a lawsuit against a supplier. EBITDA, as adjusted, for 2001 includes a non-recurring net gain of $3.2 million, recorded in the first quarter of 2001, which represents a portion of the cash settlement received in connection with the lawsuit against a supplier, partially offset by nonrecurring closed store expenses and the $1.6 million write-down of an administrative facility taken in the first quarter of 2001.

(12)	Capital expenditures for 2001 exclude $34.1 million for our November 2001 purchase of Discount’s Gallman, Mississippi distribution facility from the lessor in connection with the Discount acquisition.

(13)
Comparable store sales growth is calculated based on the change in net sales starting once a store has been opened for thirteen complete accounting periods (each period represents four weeks). Relocations are included in comparable store sales from the original date of opening. The Parts America stores acquired in the Western merger and subsequently converted to Advance Auto Parts stores are included in the comparable store sales calculation after thirteen complete accounting periods following their physical conversion. Additionally, the stores acquired in the Carport and Discount acquisitions will be included in the comparable store sales calculation following thirteen complete accounting periods following their system conversion to the Advance Auto Parts store system. Comparable store sales do not include sales from the Western Auto stores.

(14)	Net new stores represent new stores opened and acquired, less stores closed.

(15)
Average net retail sales per store is based on the average of beginning and ending number of stores for the respective period. The 1998 amounts were calculated giving effect to the Parts America retail net sales and number of stores for the period from November 1, 1998 through January 2, 1999. The 2001 amounts were calculated giving effect to the Discount retail net sales and number of stores for the period from December 2, 2001 through December 29, 2001.

(16)
Average net retail sales per square foot is based on the average of beginning and ending total store square footage for the respective period. The 1998 amounts were calculated giving effect to the Parts America retail net sales and square footage for the period from November 1, 1998 through January 2, 1999. The 2001 amounts were calculated giving effect to the Discount retail net sales and number of stores for the period from December 2, 2001 through December 29, 2001.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following pro forma consolidated financial data has been prepared by our management by applying pro forma adjustments to the historical consolidated financial statements of us and Discount Auto Parts, Inc. and the related notes thereto after giving effect to the Discount acquisition and related financing transactions, the offering contemplated by this prospectus and the application of the net proceeds to be received by us to repay outstanding indebtedness. The pro forma adjustments, which are based upon available information and upon certain assumptions that our management believes are reasonable, are described in the accompanying notes. The unaudited pro forma consolidated statement of operations combines our consolidated statement of operations for the year ended December 29, 2001 (comprising fifty-two weeks and including Discount’s four-week results from December 2, 2001) with the Discount unaudited consolidated income statement for the eleven-month period ended November 27, 2001 (comprising forty-seven weeks), to reflect the Discount acquisition and related financing transactions, the offering contemplated by this prospectus and the application of the net proceeds to be received by us to repay outstanding indebtedness as if such transactions had been consummated and were effective as of December 31, 2000. Our year ends on the Saturday closest to December 31 of each year, while Discount’s year ends on the Tuesday closest to May 31 of each year. Accordingly, for purposes of the pro forma consolidated statements of operations, comparable annual period results for the respective companies have been combined in order to provide comparable results for the periods presented.

The financial effects to us of the Discount acquisition as presented in the pro forma consolidated financial data are not necessarily indicative of our consolidated financial position or results of operations which would have been obtained had the Discount acquisition actually occurred on the date described above, nor are they necessarily indicative of the results of future operations. The pro forma consolidated financial data should be read in conjunction with the notes hereto, which are an integral part hereof, the consolidated historical financial statements of us and Discount and the notes thereto.

We expect to achieve ongoing purchasing, distribution and administrative savings as a result of the acquisition. During 2002, we expect these savings to result in approximately $30 million of incremental EBITDA, excluding certain one-time integration expenses. We expect these one-time integration expenses to total approximately $53 million from the close of the acquisition through the end of 2003, approximately $41 million of which we expect to incur in 2002. Neither the incremental EBITDA nor the one-time integration expenses have been reflected in the Unaudited Pro Forma Consolidated Financial Data.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share data)

	Fiscal Year Ended December 29, 2001
	Advance Historical	Discount Historical	Acquisition Adjustments		Pro Forma for Discount Acquisition	Offering Adjustments		Total Pro Forma
Net sales	$2,517,639	$627,054	$—		$3,144,693	$—		$3,144,693
Cost of sales	1,450,712	379,974	—		1,830,686	—		1,830,686

Gross profit	1,066,927	247,080	—		1,314,007	—		1,314,007
Selling, general and administrative expenses	977,814	207,522	(1,873	)(1)	1,183,463	—		1,183,463

Operating income	89,113	39,558	1,873		130,544	—		130,544
Interest expense	(61,895)	(14,059)	(21,895	)(2)	(97,849)	3,480	(3)	(94,369)
Other expenses, net	1,283	7,032	—		8,315	—		8,315

Income before provision for taxes	28,501	32,531	(20,022)		41,010	3,480		44,490
Provision for income taxes	(11,312)	(11,694)	8,009	(4)	(14,997)	(1,392	)(4)	(16,389)

Income from continuing operations(5)	$17,189	$20,837	$(12,013)		$26,013	$2,088		$28,101

Earnings per share from continuing operations:
Basic	$0.60	$1.25			$0.80			0.81
Diluted(6)	$0.59	$1.24			$0.78			$0.79

Weighted average common shares outstanding:
Basic	28,637	16,705			32,611			34,861
Diluted	29,158	16,808			33,159			35,409

See notes to Unaudited Pro Forma Consolidated Statement of Operations

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

December 29, 2001
(1) Reflects the following:

Reduction in depreciation and amortization as a result of pro forma purchase price allocation based on average useful lives of 12 years and 3 years, respectively (a)	$(1,488)
Less: Amortization of debt issuance costs and goodwill included in selling, general and administrative expenses in historical statement of operations of Discount	(607)
Elimination of amortization of deferred gain on sale leaseback	222

Net decrease in selling, general and administrative expenses	$(1,873)

(2) Gives effect to the increase in estimated interest expense from the use of borrowings to finance the Discount acquisition(b):

Commitment fees on unused borrowings related to the revolving credit facility	$(655)
Interest related to the tranche A term loan facility	(9,138)
Interest related to the tranche B term loan facility	(19,708)
Interest related to the new senior subordinated notes	(18,923)
Amortization of original issuance discount related to the senior subordinated notes amortized over 6 years	(1,423)
Amortization of debt issuance costs related to the senior credit facility and the new senior subordinated notes amortized over 6 years	(3,438)
Less: Interest expense and amortization of debt issuance costs in historical statement of operations related to debt extinguished in connection with the Discount acquisition	31,390

Net increase in interest expense	$(21,895)

(3) Gives effect to the net decrease in interest expense as a result of applying the proceeds from this offering as follows:

Reduced interest related to the tranche A term loan facility	$1,938

Reduced interest related to the tranche B term loan facility	4,179

To write-off debt issuance costs capitalized at the Discount acquisition, net of $527 amortized in the acquisition adjustments	(2,637)

Net decrease in interest expense	$3,480

(a)
The valuations of the fair values of Discount’s tangible and intangible assets are reflected in our historical balance sheet at December 29, 2001. Accordingly, this adjustment reflects the pro forma effect on depreciation and amortization for 2001.

(b)
Reflects pro forma interest expenses calculated assuming (i) a LIBOR rate of 2.0% plus a spread of 3.5% for the tranche A term loan and a LIBOR rate of 3.0% (the established floor) plus a spread of 4.0% for the tranche B term loan portions of our senior credit facility, respectively, (ii) a yield to maturity of 11.875% on the senior subordinated notes, which includes a cash interest component based on a coupon rate of 10.25%, and (iii) commitment fees on unused borrowings on our senior credit facility using a rate of 0.5% per annum. The interest rates on the senior credit facility are variable. A change in the rates of 1/8 of 1% on these borrowings would change the pro forma interest expense for the year ended December 29, 2001 by $488. The adjustments for the year ended December 29, 2001, excluding the historical interest expense and amortization of debt issuance costs, represent pro forma amounts through the date of the acquisition.

(4)	Estimated tax effects of the pro forma adjustments at a statutory rate of approximately 40%.

(5)	Income (loss) from continuing operations represents income (loss) before extraordinary item and the cumulative effect of a change in accounting principle.

(6)
Diluted earnings per share from continuing operations includes certain non-recurring charges of $20.9 million after-tax, or $0.59 per diluted share. These charges consist of $0.7 million in conversion expenses associated with the Discount acquisition, $2.2 million in lease termination expenses, $5.2 million in stock option compensation charges, $6.3 million in supply chain initiatives and a $6.5 million reduction in book value of property currently held for sale, as described elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with “Selected Consolidated Historical Financial and Other Data,” the consolidated historical financial statements of us and Discount, the unaudited pro forma consolidated financial information of us and Discount, and the notes to those statements that appear elsewhere in this prospectus. Our fiscal year ends on the Saturday nearest December 31 of each year. Our first quarter consists of 16 weeks, and the other three quarters consist of 12 weeks. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under “Risk Factors” and “Business” and elsewhere in this prospectus.

General

We conduct all of our operations through our wholly owned subsidiary, Advance Stores Company, Incorporated and its subsidiaries. We were formed in 1929 and operated as a retailer of general merchandise until the 1980s. In the 1980s, we sharpened our marketing focus to target sales of automotive parts and accessories to “do-it-yourself,” or DIY, customers and accelerated our growth strategy. From the 1980s through the present, we have grown significantly through new store openings, strong comparable store sales growth and strategic acquisitions. Additionally, in 1996, we began to aggressively expand our sales to “do-it-for-me,” or DIFM, customers by implementing a commercial delivery program that supplies parts and accessories to third party professional installers and repair providers.

At December 29, 2001, we had 1,775 stores operating under the “Advance Auto Parts” trade name, in 37 states in the Northeastern, Southeastern and Midwestern regions of the United States and 669 stores operating under the “Discount Auto Parts” trade name in Southeastern region of the United States. In addition, we had 40 stores operating under the “Western Auto” trade name primarily located in Puerto Rico and the Virgin Islands. We are the second largest specialty retailer of automotive parts, accessories and maintenance items to DIY customers in the United States, based on store count and sales. We currently are the largest specialty retailer of automotive products in the majority of the states in which we operate, based on store count.

Our combined operations are conducted in two operating segments, retail and wholesale. The retail segment consists of our retail operations operating under the trade names “Advance Auto Parts” and “Discount Auto Parts” in the United States and “Western Auto” in Puerto Rico, the Virgin Islands and one store in California. We also operate a wholesale distribution network which includes distribution services of automotive parts and accessories to approximately 470 independently owned dealer stores in 44 states operating under the “Western Auto” trade name. Our wholesale operations accounted for approximately 3.9% of our net sales for the year ended December 29, 2001. The discussion for all periods presented in this section has been restated to reflect our Western Auto store located in California in the retail segment.

Acquisitions and Recapitalization

Discount Acquisition.    On November 28, 2001, we acquired Discount in a transaction in which Discount’s shareholders received $7.50 per share in cash (or approximately $128.5 million in the aggregate) plus 0.2577 shares of our common stock for each share of Discount common stock. We issued approximately 4.3 million shares of our common stock to the former Discount shareholders, which represented 13.2% of our total shares outstanding immediately following the acquisition. The acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of operations for Discount for the periods from December 2, 2001 are included in the accompanying consolidated financial statements. The purchase price has been allocated to assets acquired and liabilities assumed based on their respective fair values. Negative goodwill of $75.7 million, resulting from total excess fair value over the purchase price, was allocated proportionately as a reduction to non-current assets, primarily property and equipment.

In connection with the Discount acquisition, we issued an additional $200 million face value of 10.25% senior subordinated notes and entered into a new senior credit facility that provides for (1) a $180 million tranche A term loan facility and a $305 million tranche B term loan facility and (2) a $160 million revolving credit facility (including a letter of credit sub-facility). Upon the closing of the Discount acquisition, we used $485 million of borrowings under the new senior credit facility and net proceeds of $185.6 million from the sale of the senior subordinated notes to, among other things, pay the cash portion of the acquisition consideration, repay all amounts outstanding under our then-existing credit facility, repay $204.7 million of outstanding indebtedness of Discount, including prepayment penalties, and purchase Discount’s Gallman distribution facility from the lessor.

At November 28, 2001, Discount had 671 stores in six states, including the leading market position in Florida, with 437 stores. Including the acquired Discount stores, we had 2,484 stores. On a pro forma basis, our net sales and EBITDA, as adjusted, for 2001 would have been $3.1 billion and $261.9 million. We expect to achieve ongoing purchasing savings as a result of the acquisition. In addition, we expect to achieve significant savings from the optimization of our combined distribution network, including more efficient capacity utilization at Discount’s Mississippi distribution center, as well as from the reduction of overlapping administrative functions. During 2002, we expect these savings to result in approximately $30 million of incremental EBITDA, excluding certain one-time integration expenses. We expect these one-time integration expenses to total approximately $53 million from the close of the acquisition through the end of 2003, approximately $41 million of which we expect to incur in 2002.

Carport Acquisition.    On April 23, 2001, we completed our acquisition of the assets used in the operation of Carport Auto Parts, Inc. retail auto parts stores located throughout Alabama and Mississippi. Based upon store count, this made us the largest retailer of automotive parts in this market. Upon the closing of the acquisition, we decided to close 21 Carport stores not expected to meet long-term profitability objectives. The remaining 30 Carport locations were converted to the Advance Auto Parts store format within six weeks of the acquisition. The acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of operations of Carport for the periods from April 23, 2001 are included in the accompanying consolidated financial statements. The purchase price of $21.5 million has been allocated to the assets acquired and the liabilities assumed, based on their fair values at the date of acquisition. This allocation resulted in the recognition of $3.7 million in goodwill.

Western Auto Acquisition.    On November 2, 1998, we acquired Western Auto Supply Company from Sears. The purchase price included the payment of 11,474,606 shares of our common stock and $185.0 million in cash. Certain of our stockholders invested an additional $70.0 million in equity to fund a portion of the cash portion of the purchase price, the remainder of which was funded through additional borrowings under our prior credit facility, and cash on hand. The Western merger was accounted for under the purchase method of accounting. Accordingly, the results of operations of Western for the periods from November 2, 1998 are included in the accompanying consolidated financial statements. The purchase price has been allocated to assets acquired and liabilities assumed based on their respective fair values. Negative goodwill of $4.7 million, resulting from total excess fair value over the purchase price, was allocated proportionately as a reduction to non-current assets, primarily property and equipment.

We have achieved significant benefits from the combination with Western through improved purchasing efficiencies from vendors, consolidated advertising, distribution and corporate support efficiencies. The Western merger resulted in the addition of a net 545 Advance Auto Parts stores, 39 Western Auto stores and the wholesale operations.

Recapitalization.    On April 15, 1998, we consummated a recapitalization in which Freeman Spogli & Co. and Ripplewood Partners, L.P. purchased approximately $80.5 million and $20.0 million of our common stock, respectively, representing approximately 64% and 16% of our outstanding common stock immediately following the recapitalization. In connection with the recapitalization, management purchased approximately $8.0 million, or approximately 6%, of our outstanding common stock. The purchase of common stock by management resulted in stockholder subscription receivables. The notes are full recourse and provide for annual interest payments, at the prime rate, with the entire principal amount due on April 15, 2003. In addition, on April 15, 1998, we entered into our prior credit facility and also issued $200 million of senior subordinated notes and approximately $112 million in face amount of senior discount debentures. In connection with these transactions, we extinguished a substantial portion of our existing notes payable and long-term debt. These transactions collectively represent the “recapitalization.” We have accounted for the recapitalization for financial reporting purposes as the sale of common stock, the issuance of debt, the redemption of common and preferred stock and the repayment of notes payable and long-term debt. In connection with the Discount acquisition, we repaid all amounts outstanding under our prior credit facility and entered into our senior credit facility.

Non-recurring Charges

During the fourth quarter of 2001, we recorded the following non-recurring charges, net of tax: $0.7 million in integration expenses associated with the Discount acquisition; $2.2 million in lease termination expenses resulting from the planned closure of approximately 27 Advance Auto Parts stores that overlap with Discount stores; $5.2 million in stock option compensation charges described below; $6.3 million in supply chain initiatives described below; $6.5 million to reduce the book value of certain excess property currently held for sale described below; $2.1 million to implement an accounting change associated with the reclassification of cooperative income from selling, general and administrative expense to gross margin described below; and $3.7 million in charges related to the write-off of deferred debt issuance costs associated with refinancing our credit facility in connection with the Discount acquisition.

The $5.2 million, net of tax, in stock option compensation charges resulted from variable provisions of our employee stock option plans that were in place when we were a private company and that we since have eliminated. Under the modified plan, option exercise prices are fixed and therefore will not result in future compensation expense. No additional common shares or options were issued as a result of these modifications.

The $6.3 million, net of tax, in expenses relating to supply change initiatives is related to our recent review of our supply chain and logistics operations, including our distribution costs and inventory stocking levels. As part of this review, we have identified a portion of our inventory and expect to identify additional inventory that we may offer in the future only in certain store locations or regions. The expenses related to this initiative are primarily related to restocking and inventory handling charges. We may generate significant cash proceeds as a result of this initiative by reducing our inventory investment while continuing to maintain high levels of customer service and in-stock positions.

The reduction of book value of certain properties of $6.5 million, net of tax, is related to the revaluation of certain excess properties currently held for sale. In addition, we have closed and may explore the future possibility of closing additional distribution facilities and may write-down the value of such facilities in connection with our supply chain initiative.

The expense of $2.1 million, net of tax, to implement an accounting change results from a change in our method of accounting for certain cooperative advertising funds received from vendors. Previously, we accounted for these funds as a reduction to advertising expense as the related advertising expenses were incurred. In order to better align the reporting of these payments with the sale of the associated product, we decided to recognize these payments as a reduction to the cost of inventory acquired from vendors, which results in a lower cost of sales for the products sold. We believe this is a preferable method of accounting. The change will result in a slightly more conservative recognition of income in future periods. This change in accounting principle has been applied in our 2001 financial statements as if the change occurred at the beginning of our 2001 fiscal year, and has been recognized as a cumulative effect of the change in accounting principle. This change results in lower cost of sales with corresponding increases in selling, general and administrative expenses.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting policies generally accepted in the United States. Our discussion and analysis of the financial condition and results of operations are based on these financial statements. The preparation of these financial statements requires the application of these accounting policies in addition to certain estimates and judgments by our management. Our estimates and judgments are based on currently available information, historical results and other assumptions we believe are reasonable. Actual results could differ from these estimates.

The following critical accounting policies are used in the preparation of the financial statements as discussed above.

Vendor Incentives

We receive incentives from vendors related to cooperative advertising allowances, volume rebates and other miscellaneous agreements. Many of the incentives are under long-term agreements (terms in excess of one year), while others are negotiated on an annual basis. Our vendors require us to use certain cooperative advertising allowances exclusively for advertising. These restricted cooperative advertising allowances are recognized as a reduction to selling, general and administrative expenses as advertising expenditures are incurred. Unrestricted cooperative advertising revenue, rebates and other miscellaneous incentives are earned based on purchases and/or the sale of the product. Amounts received or receivable from vendors that are not yet earned are reflected as deferred revenue in the consolidated balance sheets included elsewhere in this prospectus. We record unrestricted cooperative advertising and volume rebates earned as a reduction of inventory and recognize the incentives as a reduction to cost of sales as the inventory is sold. Short-term incentives are recognized as a reduction to cost of sales over the course of the annual agreement term and are not recorded as reductions to inventory.

We recognize other incentives earned related to long-term agreements as a reduction to cost of sales over the life of the agreement based on the timing of purchases. These incentives are not recorded as reductions to inventory. The amounts earned under long-term arrangements not recorded as a reduction of inventory are based on our estimate of total purchases that will be made over the life of the contracts and the amount of incentives that will be earned. The incentives are generally recognized based on the cumulative purchases as a percentage of total estimated purchases over the life of the contract. Our margins could be impacted positively or negatively if actual purchases or results differ from our estimates, but over the life of the contract would be the same.

During the fourth quarter of 2001, we changed our method of accounting for unrestricted cooperative advertising allowances. These incentives are now treated as a reduction to inventory and the corresponding cost of sales. Previously, we accounted for these incentives as a reduction to selling, general and administrative expenses to the extent advertising expense was incurred.

Inventory

        Minimal inventory shrink reserves are recorded related to Advance Auto Parts stores as a result of our extensive and frequent cycle counting program. Our estimates related to these shrink reserves depend on the effectiveness of the cycle counting programs. We evaluate the effectiveness of these programs on an on-going basis.

        Minimal reserves for potentially excess and obsolete inventories are recorded as well. The nature of our inventory is such that the risk of obsolescence is minimal. In addition, we have historically been able to return excess items to the vendor for credit. We provide reserves where less than full credit will be received for such returns and where we anticipate that items will be sold at retail prices that are less than recorded cost. Future changes by vendors in their policies or willingness to accept returns of excess inventory could require us to revise our estimates of required reserves for excess and obsolete inventory.

Warranties

We record accruals for future warranty claims related to warranty programs for batteries, tires, road-side assistance and Craftsman products. Our accruals are based on current sales of the warranted products and historical claim experience. If claims experience differs from historical levels, revisions in our estimates may be required.

Restructuring and Closed Store Liabilities

We recognize a provision for future obligations at the time a decision is made to close a store location and includes future minimum lease payments, common area maintenance and taxes. Additionally, we make certain assumptions related to potential subleases and lease buyouts that reduce the recorded amount of the accrual. These assumptions are based on our knowledge of the market and the relevant experience. However, the inability to enter into the subleases or obtain buyouts within the estimated timeframe may result in increases or decreases to these reserves.

Contingencies

We accrue for obligations, including estimated legal costs,when it is probable and the amount is reasonably estimable. As facts concerning contingencies become known, we reassess our position both with respect to gain contingencies and accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include tax, environmental and legal matters, which are subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

Results of Operations

The following table sets forth certain of our operating data expressed as a percentage of net sales for the periods indicated.

	Fiscal Year
	1999	2000	2001

Net sales	100.0%	100.0%	100.0%
Cost of sales(1)	63.6	60.8	57.2
Expenses associated with supply chain initiatives	—	—	0.4

Gross profit	36.4	39.2	42.4
Selling, general and administrative expenses(1)(2)	33.5	35.0	37.6
Expenses associated with supply chain initiatives	—	—	0.1
Impairment of assets held for sale	—	—	0.5
Expenses associated with merger related restructuring	—	—	0.1
Expenses associated with merger and integration	1.9	—	0.0
Non-cash stock option compensation expense	0.1	0.1	0.5

Operating income	0.9	4.1	3.5
Interest expense	2.8	2.9	2.5
Other income, net	0.2	0.0	0.1
Income tax (benefit) expense	(0.6)	0.5	0.4

Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	(1.1)	0.7	0.7
Extraordinary item, gain (loss) on debt extinguishment, net of income taxes	—	0.1	(0.1)
Cumulative effect of a change in accounting principle, net of income taxes	—	—	(0.1)

Net income (loss)	(1.1)%	0.8%	0.5%

(1)
Cost of sales and selling, general and administrative expenses presented for fiscal 2001 reflect the change in accounting principle related to cooperative advertising funds. This change resulted in lower cost of sales with corresponding increases in selling, general and administrative expenses.

(2)	Selling, general and administrative expenses are adjusted for certain non-recurring and other items.

Quarterly Financial Results (unaudited) (in thousands, except per share data)

	16-Weeks Ended 4/22/2000	12-Weeks Ended 7/15/2000	12-Weeks Ended 10/7/2000	12-Weeks Ended 12/30/2000	16-Weeks Ended 4/21/2001(a)	12-Weeks Ended 7/14/2001(a)	12-Weeks Ended 10/6/2001(a)	12-Weeks Ended 12/29/2001
Net sales	$677,582	$557,650	$552,138	$500,652	$729,359	$607,478	$598,793	$582,009
Gross profit	258,975	216,533	223,903	196,484	311,450	257,228	256,734	241,515
(Loss) income before extraordinary item and cumulative effect of a change in accounting principle	(956)	10,381	9,507	(2,306)	3,873	14,124	15,232	(16,040)
Extraordinary item, gain (loss) on debt extinguishment, net of $1,759 and $2,424 income taxes, respectively	—	—	2,933	—	—	—	—	(3,682)
Cumulative effect of a change in accounting principle, net of $1,360 income taxes	—	—	—	—	—	—	—	(2,065)

Net (loss) income	$(956)	$10,381	$12,440	$(2,306)	$3,873	$14,124	$15,232	$(21,787)

Basic earnings (loss) per common share:
Before extraordinary item and cumulative effect of a change in accounting principle	$(0.03)	$0.37	$0.34	$(0.08)	$0.14	$0.50	$0.54	$(0.54)
Extraordinary item, gain on debt extinguishment, net of $1,759 and $2,424 income taxes, respectively	—	—	0.10	—	—	—	—	(0.12)
Cumulative effect of a change in accounting principle, net of $1,370 income taxes	—	—	—	—	—	—	—	(0.07)

Net (loss) income	$(0.03)	$0.37	$0.44	$(0.08)	$0.14	$0.50	$0.54	$(0.73)

Diluted earnings (loss) per common share:
Before extraordinary item and cumulative effect of a change in accounting principle	$(0.03)	$0.36	$0.33	$(0.08)	$0.14	$0.49	$0.53	$(0.54)
Extraordinary item, gain on debt extinguishment, net of $1,759 and $2,424 income taxes, respectively	—	—	0.10	—	—	—	—	(0.12)
Cumulative effect of a change in accounting principle, net of $1,370 income taxes	—	—	—	—	—	—	—	(0.07)

Net (loss) income	$(0.03)	$0.36	$0.44	$(0.08)	$0.14	$0.49	$0.53	$(0.73)

(a)	Reflects the change in accounting principle related to the cooperative advertising funds.

Net Sales

Net sales consist primarily of comparable store sales, new store net sales, service net sales, net sales to the wholesale dealer network and finance charges on installment sales. Comparable store sales is calculated based on the change in net sales starting once a store has been opened for 13 complete accounting periods (each period represents four weeks). Relocations are included in comparable store sales from the original date of opening. Each Parts America store that was acquired in the Western merger and subsequently converted to an Advance Auto Parts store has been included in the comparable store sales calculation after 13 complete accounting periods following the completion of its physical conversion to an Advance Auto Parts store. Additionally, the stores acquired in the Carport and Discount acquisitions will be included in the comparable store sales calculation following thirteen complete accounting periods following their system conversion to the Advance Auto Parts store system. We do not include net sales from the Western Auto retail stores in our comparable store sales calculation.

Cost of Sales

Our cost of sales includes merchandise costs and warehouse and distribution expenses as well as service labor costs of our Western Auto stores. Gross profit as a percentage of net sales may be affected by variations in our product mix, price changes in response to competitive factors and fluctuations in merchandise costs and vendor programs. We seek to avoid fluctuation in merchandise costs by entering into long-term purchasing agreements with vendors in exchange for pricing certainty.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are comprised of store payroll, store occupancy (including rent), net advertising expenses, other store expenses and general and administrative expenses, including salaries and related benefits of corporate employees, administrative office expenses, data processing, professional expenses and other related expenses. We lease substantially all of our stores.

Fiscal 2001 Compared to Fiscal 2000

Net sales for 2001 were $2,517.6 million, an increase of $229.6 million, or 10.0%, over net sales for 2000. Net sales for the retail segment increased $252.4 million, or 11.6%. The net sales increase for the retail segment was due to an increase in comparable store sales of 6.2%, sales from the recently acquired Discount stores and contributions from new stores opened within the last year. The comparable store sales increase of 6.2% was a result of growth in both the DIY and DIFM market segments, as well as the continued maturation of new stores. Net sales for the wholesale segment decreased $22.8 million due to a decline in the number of dealer stores we serviced and lower average sales to each dealer.

During 2001, we opened 110 new stores (including the 30 net stores from the Carport acquisition in April 2001), relocated 18 stores and closed 24 stores. Additionally, we acquired 671 stores in the Discount acquisition in November 2001 and closed two of these stores in December 2001, bringing the total number of stores to 2,484. We have increased the number of our stores participating in our commercial delivery program to 1,370, primarily as a result of adding 167 Discount stores with existing commercial delivery programs. Additionally, as of December 29, 2001, we supplied approximately 470 independent dealers through the wholesale dealer network.

Gross profit for 2001, excluding non-recurring charges associated with our supply chain initiatives, was $1,076.0 million, or 42.7% of net sales, as compared to $895.9 million, or 39.2% of net sales, in 2000. The change in accounting principle accounted for approximately 220 basis points of the increase with the remaining increase attributable to positive shifts in product mix. The $8.3 million net gain recorded as a reduction to cost of sales during the first quarter of 2001 as a result of a vendor contract settlement was equally offset by higher cost of sales during the last three quarters of 2001 as a result of the new supplier contract. The gross profit for the retail segment, excluding non-recurring charges associated with our supply chain initiatives, was $1,062.0 million, or 43.9% of net sales, for 2001, as compared to $881.0 million, or 40.7% of net sales, in 2000. The increase in gross profit was primarily attributable to the change in accounting principle and positive shifts in product mix.

Selling, general and administrative expenses, before merger and integration expenses, non-recurring charges and non-cash stock option compensation expense increased to $947.5 million, or 37.6% of net sales for 2001, from $801.5 million, or 35.0% of net sales for 2000. The change in accounting principle accounted for approximately 220 basis points of the increase with the remaining increase attributable to increased investment in store staffing and retention initiatives, which were put in place in the third quarter of 2000, and higher insurance costs due to adverse changes in the insurance market.

EBITDA (operating income plus depreciation and amortization), as adjusted for merger and integration expenses, expenses associated with our supply chain initiatives, restructuring expenses, devaluation of assets held for sale and non-cash and other employee compensation, was $199.7 million in 2001 or 7.9% of net sales, as compared to $161.9 million, or 7.1% of net sales, in 2000. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as a substitute for net income as an indicator of operating performance or as an alternative to cash flow (as measured by GAAP) as a measure of liquidity. Our method for calculating EBITDA may differ from similarly titled measures reported by other companies. We believe certain non-recurring charges, non-cash and other employee compensation, and merger and integration expenses, should be eliminated from the EBITDA calculation to evaluate our operating performance.

Interest expense for 2001 was $61.9 million, or 2.5% of net sales, as compared to $66.6 million, or 2.9% of net sales, in 2000. The decrease in interest expense was a result of lower average outstanding borrowings and a decrease in average interest rates over 2000.

Our effective income tax rate was 39.7% of pre-tax income for 2001, as compared to 38.8% for 2000. This increase is a result of an increase in the amount of permanent differences between book and tax reporting treatment on total income tax expense (benefit).

We recorded an extraordinary loss on the extinguishment of debt during the fourth quarter of 2001. This loss is the result of the write-off of $3.7 million, net of $2.4 million income taxes, or $0.13 loss per diluted share, of deferred debt issuance costs associated with refinancing our credit facility in connection with the Discount acquisition.

We also recorded a loss of $2.1 million, net of $1.4 million of income taxes, or $0.07 loss per diluted share, for the cumulative effect of a change in accounting principle during the fourth quarter of 2001. This change in accounting principle is a result of our change in accounting method related to certain cooperative advertising funds received from vendors. This change resulted in the reduction of the cost of inventory acquired from vendors and the resulting costs of sales.

After one-time expenses, we recorded net income of $11.4 million, or $0.39 per diluted share, for 2001, as compared to net income of $19.6 million, or $0.68 per diluted share, for 2000. We recorded certain one-time expenses in 2001, resulting in a net income loss of $0.91 per diluted share. As a percentage of sales, net income for fiscal 2001 was 0.5% as compared to 0.8% for 2000.

Fiscal 2000 Compared to Fiscal 1999

Net sales for 2000 were $2,288.0 million, an increase of $81.1 million, or 3.7%, over net sales for 1999. Net sales for the retail segment increased $149.9 million, or 7.4%. The net sales increase for the retail segment was due to an increase in the comparable store sales of 4.4% and contributions from new stores opened within the last year. The comparable store sales increase of 4.4% was primarily a result of growth in both the DIY and DIFM market segments, as well as the continued maturation of new stores and the converted Parts America stores. Net sales for the wholesale segment decreased 36.3% or $68.8 million due to a decline in the number of dealer stores serviced and lower average sales to each dealer.

During 2000, we opened 140 new stores, relocated 10 stores and closed 28 stores, bringing the total retail segment stores to 1,729. At year end, we had 1,210 stores participating in our commercial delivery program, a result of adding 116 net stores to the program during 2000. Additionally, at December 30, 2000, we supplied approximately 590 independent dealers through the wholesale dealer network and our one store in California.

Gross profit for 2000 was $895.9 million, or 39.2% of net sales, as compared to $802.8 million, or 36.4% of net sales, in 1999. The gross profit percentage increased 180 basis points due to the realization of certain purchasing synergies, fewer product liquidations and a decline in net sales of the lower margin wholesale segment. Additionally, lower inventory shrinkage accounted for approximately 60 basis points and lower logistics costs accounted for approximately 30 basis points of the increased gross profit margin. The higher shrinkage and logistics costs in 1999 were related to merchandise conversions and product liquidations resulting from the Western merger. The gross profit for the retail segment was $881.0 million, or 40.7% of net sales, for 2000, as compared to $792.0 million, or 39.3% of net sales, for 1999. During the fourth quarter of 2000, we recorded a gain as a reduction to cost of sales of $3.3 million related to a lawsuit against a supplier. The gain represents actual damages incurred under an interim supply agreement with the supplier, which provided for higher merchandise costs. Subsequent to December 30, 2000, we agreed to a cash settlement of $16.6 million from the supplier. The remainder of the cash settlement over the originally recorded gain, reduced by higher product costs incurred under the interim supply agreement and fees and expenses related to the settlement of the matter, was recognized as an $8.3 million reduction to cost of sales during the first quarter of 2001.

Selling, general and administrative expenses, before integration expenses and non-cash stock option compensation, increased to $801.5 million, or 35.0% of net sales, for 2000, from $740.5 million, or 33.5% of net sales, for fiscal 1999. The increase in selling, general and administrative expenses is primarily attributable to the continued sales decline in the wholesale segment, which carries lower selling, general and administrative expenses as a percentage of sales as compared to the retail segment. Additionally, we incurred higher than expected medical claims as well as higher payroll, insurance and depreciation expense, partially offset by a decrease in net advertising costs, as a percentage of sales, as compared to 1999. We made certain investments in personnel and labor, which we believe are critical to our long-term success. The increase in depreciation expense is primarily related to the change in an accounting estimate to reduce the depreciable lives of certain property and equipment on a prospective basis.

EBITDA (operating income plus depreciation and amortization), as adjusted for non-cash and other employee compensation and integration expenses, was $161.9 million in 2000, or 7.1% of net sales, as compared to $121.9 million, or 5.5% of net sales, in fiscal 1999. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as a substitute for net income as an indicator of operating performance or as an alternative to cash flow (as measured by GAAP) as a measure of liquidity. Our method for calculating EBITDA may differ from similarly titled measures reported by other companies. We believe certain non-recurring charges, non-cash and other employee compensation, and merger and integration expenses, should be eliminated from the EBITDA calculation to evaluate our operating performance.

Interest expense for 2000 was $66.6 million, or 2.9% of net sales, as compared to $62.8 million, or 2.8% of net sales, for 1999. The increase in interest expense was a result of an increase in interest rates over 1999, offset by a decrease in net outstanding borrowings. During 2000, we repurchased $30.6 million of senior subordinated notes on the open market for $25.0 million.

Our effective income tax rate was 38.8% of pre-tax income for 2000, as compared to 33.2% of pre-tax loss for 1999. This increase is due to our pre-tax income in 2000 and pre-tax loss in 1999 and the resulting effect of permanent differences between book and tax reporting treatment on total income tax expense (benefit). Due to uncertainties related to the realization of deferred tax assets for certain net operating loss carryforwards, we recognized additional valuation allowances of $0.9 million during 2000.

We recorded net income of $19.6 million, or $0.68 per diluted share, for 2000, as compared to a net loss of $25.3 million, or $0.90 per diluted share, for 1999. In addition to the items previously discussed, we also recorded an extraordinary gain related to the early extinguishment of debt of $2.9 million, or $0.10 per diluted share, net of $1.8 million provided for income taxes and $0.9 million for the write-off of associated deferred debt issuance costs. As a percentage of sales, net income for 2000 was 0.8%, as compared to a net loss of 1.1% for 1999.

Liquidity and Capital Resources

At December 29, 2001, we had outstanding indebtedness consisting of $95.4 million of senior discount debentures, $355.4 million of senior subordinated notes, borrowings of $495.0 million under our senior credit facility, and $10.0 million of indebtedness under the McDuffie County Development Authority Taxable Industrial Bonds.

In connection with the Discount acquisition, we entered into the senior credit facility and issued $200.0 million in face amount of our senior subordinated notes. Upon consummation of the Discount acquisition, we used $485 million of borrowings under the new senior credit facility and net proceeds of $185.6 million from the sale of the senior subordinated notes to (1) fund the cash portion of the consideration paid to the Discount shareholders and in-the-money option holders, (2) repay $225.3 million in borrowings under Discount’s credit facility (plus repayment premiums of $6.3 million), (3) purchase Discount’s Gallman distribution facility from the lessor for $34.4 million, (4) repay $256.6 million of borrowings under our prior credit facility, and (5) pay approximately $30 million in related transaction fees and expenses. At February 28, 2002, we had approximately $17.4 million in letters of credit outstanding and had no borrowings under the revolving credit facility, resulting in available borrowings of $142.6 million under the revolving credit facility.

In 2001, net cash provided by operating activities was $103.5 million. This amount consisted of an $11.4 million in net income, depreciation and amortization of $71.2 million, amortization of deferred debt issuance costs and bond discount of $14.6 million, impairment of assets held for sale of $12.3 million, amortization of stock option compensation of $11.7 million and an increase of $17.7 million of net working capital and other operating activities. Net cash used for investing activities was $451.0 million and was comprised primarily of capital expenditures of $63.7 million and cash consideration of $392.2 million in the Discount and Carport mergers. Net cash provided by financing activities was $347.6 million and was comprised primarily of net borrowings and issuance of equity.

In 2000, net cash provided by operating activities was $104.0 million. This amount consisted of $19.6 million in net income, depreciation and amortization of $66.8 million, amortization of deferred debt issuance costs and bond discount of $13.1 million and a decrease of $4.5 million in net working capital and other operating activities. Net cash used for investing activities was $65.0 million and was comprised primarily of capital expenditures. Net cash used in financing activities was $43.6 million and was comprised primarily of net repayments of long-term debts.

In 1999, net cash used in operating activities was $21.0 million. This amount consisted of a $25.3 million net loss, offset by depreciation and amortization of $58.1 million, amortization of deferred debt issuance costs and bond discount of $12.2 million, and an increase of $66.0 million in net working capital and other operating activities. Net cash used for investing activities was $113.8 million and was comprised primarily of capital expenditures of $105.0 million and cash consideration of $13.0 million in the Western merger. Net cash provided by financing activities was $121.3 million and was comprised primarily of net borrowings.

Our primary capital requirements have been the funding of our continued store expansion program, store relocations and remodels, inventory requirements, the construction and upgrading of distribution centers, the development and implementation of proprietary information systems, the Discount acquisition, the Western merger and the Carport acquisition. We have financed our growth through a combination of internally generated funds, borrowings under the credit facility and issuances of equity.

Our new stores, if leased, require capital expenditures of approximately $120,000 per store and an inventory investment of approximately $150,000 per store, net of vendor payables. A portion of the inventory investment is held at a distribution facility. Pre-opening expenses, consisting primarily of store set-up costs and training of new store employees, average approximately $25,000 per store and are expensed when incurred.

Our future capital requirements will depend on the number of new stores we open and the timing of those openings within a given year. We opened 140 new stores during 2000 and 80 new stores during 2001 (excluding stores acquired in the Carport and Discount acquisitions). In addition, we anticipate adding approximately 100 to 125 new stores through new store openings and selective acquisitions during 2002. Our capital expenditures were approximately $63.7 million in 2001 (excluding the Carport and Discount acquisitions). These amounts related to the new store openings, the upgrade of our information systems (including our new point-of-sale and electronic parts catalog system) and remodels and relocations of existing stores. In 2002, we anticipate that our capital expenditures will be approximately $105 million, of which approximately $34 million will involve conversion and other integration related capital expenditures associated with the Discount acquisition.

Historically, we have negotiated extended payment terms from suppliers that help finance inventory growth, and we believe that we will be able to continue financing much of our inventory growth through such extended payment terms. We anticipate that inventory levels will continue to increase primarily as a result of new store openings.

As part of normal operations, we continually monitor store performance, which results in our closing certain store locations that do not meet profitability objectives. In 2001, we closed three stores as part of 2000 restructuring activities and decided to close or relocate 39 additional stores that did not meet profitability objectives, 27 of which were closed or relocated at December 29, 2001. In addition, as part of our ongoing review of our store performance and our focus on increasing the productivity of our entire store base, we anticipate closing approximately 25 additional Advance Auto Parts stores in 2002. As a result of the Carport acquisition, we closed 21 acquired stores not expected to meet profitability objectives. As part of our integration of Discount, we expect to close 108 and 27 Discount and Advance stores, respectively, that are in overlapping markets, as well as Discount stores that do not meet profitability objectives. In addition, we made the decision to close a duplicative distribution facility located in Jeffersonville, Ohio.

The Western merger, Carport acquisition and Discount acquisition also resulted in restructuring reserves recorded in purchase accounting for the closure of certain stores, severance and relocation costs and other facility exit costs. In addition, we assumed certain restructuring and deferred compensation liabilities previously recorded by Western and Discount. At December 29, 2001, these reserves had a remaining balance of $23.6 million. At December 29, 2001, the total liability for the assumed restructuring and deferred compensation plans was $2.1 million and $4.3 million, respectively, of which $1.2 million and $2.3 million, respectively, is recorded as a current liability. The classification for deferred compensation is determined by payment terms elected by plan participants, primarily former Western employees, which can be changed upon 12 months’ notice.

We expect that funds provided from operations and available borrowings of approximately $142.6 million under our revolving credit facility at February 28, 2002, will provide sufficient funds to operate our business, make expected capital expenditures of approximately $105 million in 2002, finance our restructuring activities, redeem our industrial revenue bonds in November 2002 in an aggregate principal amount of $10 million and fund future debt service on our senior subordinated notes, our senior discount debentures and our senior credit facility over the next 12 months.

Long Term Debt

Senior Credit Facility.    In connection with the Discount acquisition, we entered into a new senior credit facility consisting of (1) a $180 million tranche A term loan facility due 2006 and a $305 million tranche B term loan facility due 2007 and (2) a $160 million revolving credit facility (including a letter of credit subfacility). The senior credit facility is jointly and severally guaranteed by all of our domestic subsidiaries (including Discount and its subsidiaries) and is secured by substantially all of our assets and the assets of our existing and future domestic subsidiaries (including Discount and its subsidiaries).

The tranche A term loan facility matures on November 30, 2006 and provides for amortization of $11.0 million at the end of the first year, semi-annual amortization aggregating $27.4 million in year two, $43.6 million in year three and $49.0 million in each of years four and five. The tranche B term loan facility matures on November 30, 2007 and amortizes in semi-annual installments of $2.5 million for five years commencing on November 30, 2002, with a final payment of $280.0 million due in year six. The revolving credit facility matures on November 30, 2006. The interest rate on the tranche A term loan facility and the revolving credit facility is based, at our option, on either an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. From July 14, 2002, the interest rates under the tranche A term loan facility and the revolving credit facility will be subject to adjustment according to a pricing grid based upon our leverage ratio (as defined in the senior credit facility). The initial margins are 3.50% and 2.50% for the adjusted LIBOR rate and alternate base rate borrowings, respectively, and can step down incrementally to 2.25% and 1.25%, respectively, if our leverage ratio is less than 2.00 to 1.00. The interest rate on the tranche B term loan facility is based, at our option, on either an adjusted LIBOR rate with a floor of 3.00% plus 4.00% per annum or an alternate base rate plus 3.00% per annum. A commitment fee of 0.50% per annum will be charged on the unused portion of the revolving credit facility, payable quarterly in arrears.

Borrowings under the senior credit facility are required to be prepaid, subject to certain exceptions, in certain circumstances.

The senior credit facility contains covenants restricting our ability and the ability of our subsidiaries to, among others things, (i) pay cash dividends on any class of capital stock or make any payment to purchase, redeem, retire, acquire, cancel or terminate capital stock, (ii) prepay, redeem, retire, acquire, cancel or terminate debt, (iii) incur liens or engage in sale-leaseback transactions, (iv) make loans, investments, advances or guarantees, (v) incur additional debt (including hedging arrangements), (vi) make capital expenditures, (vii) engage in mergers, acquisitions and asset sales, (viii) engage in transactions with affiliates, (ix) enter into any agreement which restricts the ability to create liens on property or assets or the ability of subsidiaries to pay dividends or make payments on advances or loans to subsidiaries, (x) change the nature of the business conducted by us and our subsidiaries, (xi) change our passive holding company status and (xii) amend existing debt agreements or our certificate of incorporation, by-laws or other organizational documents. We are also required to comply with financial covenants in the credit facility with respect to (a) limits on annual aggregate capital expenditures, (b) a maximum leverage ratio, (c) a minimum interest coverage ratio and (d) a ratio of current assets to funded senior debt. We were in compliance with the above covenants under the senior credit facility at December 29, 2001.

Senior Subordinated Notes.    On October 31, 2001, in connection with the Discount acquisition, we sold an additional $200.0 million in senior subordinated notes at an issue price of 92.802%, yielding gross proceeds of approximately $185.6 million, the accreted value of which was $185.9 million at December 29, 2001. These senior subordinated notes were an addition to the $200.0 million face amount of existing senior subordinated notes that we issued in connection with the recapitalization in April 1998, of which $169.5 million was outstanding at December 29, 2001. All of the notes mature on April 15, 2008 and bear interest at 10.25%, payable semi-annually on April 15 and October 15. The notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by each of our existing and future restricted subsidiaries that guarantees any indebtedness of us or any restricted subsidiary. The notes are redeemable at our option, in whole or in part, at any time on or after April 15, 2003, in cash at certain redemption prices plus accrued and unpaid interest and liquidating damages, if any, at the redemption date. The indentures governing the notes also contain certain covenants that limit, among other things, our and our subsidiaries’ ability to incur additional indebtedness and issue preferred stock, pay dividends or make certain other distributions, make certain investments, repurchase stock and certain indebtedness, create or incur liens, engage in transactions with affiliates, enter into new businesses, sell stock of restricted subsidiaries, redeem subordinated debt, sell assets, enter into any agreements that restrict dividends from restricted subsidiaries and enter into certain mergers or consolidations.

Senior Discount Debentures and Industrial Reserve Bonds.    In April 1998, in connection with the recapitalization, we issued $112.0 million in face amount of senior discount debentures. The debentures accrete at a rate of 12.875%, compounded semi-annually, to an aggregate principal amount of $112.0 million by April 15, 2003. At December 29, 2001, $95.4 million principal amount was outstanding. Commencing April 15, 2003, cash interest on the debentures will accrue and be payable semi-annually at a rate of 12.875% per annum.

The indenture governing the debentures contains certain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to incur indebtedness and issue preferred stock, repurchase stock and certain indebtedness, engage in transactions with affiliates, create or incur certain liens, pay dividends or certain other distributions, make certain investments, enter into new businesses, sell stock of restricted subsidiaries, sell assets and engage in certain mergers and consolidations.

Our obligations relating to the industrial revenue bonds include an interest factor at a variable rate and will require no principal payments until maturity in November 2002.

Seasonality

Our business is somewhat seasonal in nature, with the highest sales occurring in the spring and summer months. In addition, our business can be affected by weather conditions. While unusually heavy precipitation tends to soften sales as elective maintenance is deferred during such periods, extremely hot or cold weather tends to enhance sales by causing automotive parts to fail.

Quantitative and Qualitative Disclosures about Market Risks

We currently utilize no material derivative financial instruments that expose us to significant market risk. We are exposed to cash flow and fair value risk due to changes in interest rates with respect to our long-term debt. While we cannot predict the impact interest rate movements will have on our debt, exposure to rate changes is managed through the use of fixed and variable rate debt. Our future exposure to interest rate risk decreased during 2001 due to decreased interest rates and reduced variable rate debt.

Our fixed rate debt consists primarily of outstanding balances on our senior discount debentures and senior subordinated notes. Our variable rate debt relates to borrowings under the senior credit facility and the industrial revenue bonds. Our variable rate debt is primarily vulnerable to movements in the LIBOR, Prime, Federal Funds and Base CD rates.

The table below presents principal cash flows and related weighted average interest rates on long-term debt we had outstanding at December 29, 2001, by expected maturity dates. Expected maturity dates approximate contract terms. Fair values included herein have been determined based on quoted market prices. Weighted average variable rates are based on implied forward rates in the yield curve at December 29, 2001. Implied forward rates should not be considered a predictor of actual future interest rates.

	Fiscal 2002	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006	Thereafter	Total	Fair Market Value
	(dollars in thousands)
Long-term debt:
Fixed rate	—	—	—	—	—	$481,450	$481,450	$457,804
Weighted average interest rate	—	—	—	—	—	10.9%	10.9%
Variable rate	$23,715	$32,385	$48,578	$53,975	$63,975	$282,372	$505,000	$505,000
Weighted average interest rate	5.9%	7.9%	9.1%	9.5%	9.9%	10.3%	8.6%

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (“FASB”) issues SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities in their statements of financial position and measure those instruments at fair value. In September 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133,” which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000, the FASB issued SFAS No. 138, “Accounting for Derivative Instruments and Certain Hedging Activities—an Amendment of SFAS No. 133,” which amended the accounting and reporting standards for certain risks related to normal purchases and sales, interest and foreign currency transactions addressed by SFAS No. 133. We adopted SFAS No. 133 on December 31, 2000 with no material impact on our financial position or results of operations.

In September 2000, the FASB issued SFAS No. 140, “Accounting for Transfers and Servicing Financial Assets and Extinguishment of Liabilities”. This statement replaces SFAS No. 125, but carries over most of the provisions of SFAS No. 125 without reconsideration. We implemented SFAS No. 140 during the first quarter of 2001. The implementation had no impact on our financial position or results of operations.

In June 2001, the FASB issued Statements of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets,” SFAS No. 141 addresses accounting and reporting for all business combinations and requires the use of the purchase method for business combinations. SFAS No. 141 also requires recognition of intangible assets apart from goodwill if they meet certain criteria. SFAS No. 142 establishes accounting and reporting standards for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and intangibles with indefinite useful lives are no longer amortized but are instead subject to at least an annual assessment for impairment by applying a fair-value based test. SFAS No. 141 applies to all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for our existing goodwill and intangible assets beginning on December 30, 2001. SFAS No. 142 is effective immediately for goodwill and intangibles acquired after June 30, 2001. For 2001, we had amortization expense of approximately $444 related to existing goodwill of $3,251 at December 29, 2001. Such amortization will be eliminated upon adoption of SFAS No. 142. Although we are currently evaluating the impact of other provisions of SFAS Nos. 141 and 142, we do not expect that the adoption of these statements will have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 establishes accounting standards for recognition and measurement of an asset retirement obligation and an associated asset retirement cost and is effective for 2003. We do not expect SFAS No. 143 to have a material impact on our financial position or results of operations.

In August 2001, the FASB also issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement replaces both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and Accounting Principles Board (APB) Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS 144 retains the basic provisions from both SFAS 121 and APB 30 but includes changes to improve financial reporting and comparability among entities. We will adopt the provisions of SFAS 144 during the first quarter of 2002. We do not expect the adoption of SFAS No. 144 to have a material impact on our financial position or results of operations.

BUSINESS

Overview

We are the second largest specialty retailer of automotive parts, accessories and maintenance items to DIY customers in the United States, based on store count and sales. We are the largest specialty retailer of automotive products in the majority of the states in which we currently operate, based on store count. We had 1,775 stores operating under the “Advance Auto Parts” trade name in 37 states in the Northeastern, Southeastern and Midwestern regions of the United States at December 29, 2001. In addition, as of that date, we had 40 stores operating under the “Western Auto” trade name located in Puerto Rico, the Virgin Islands and California. Our stores offer a broad selection of brand name and private label automotive products for domestic and imported cars and light trucks. Our stores average approximately 7,500 square feet in size and carry between 16,000 and 21,000 stock keeping units, or SKUs. We also offer approximately 105,000 additional SKUs that are available on a same day or overnight basis through our Parts Delivered Quickly, or PDQ®, distribution systems. In addition to our DIY business, we serve DIFM customers via sales to commercial accounts. Sales to DIFM customers represented approximately 15% of our retail sales in 2001. We also operate a wholesale distribution network, which offers automotive parts, accessories and certain other merchandise to approximately 470 independently-owned dealer stores in 44 states. Our wholesale operations accounted for approximately 3.9% of our net sales in 2001.

Since 1997, we have achieved significant growth through a combination of comparable store sales growth, new store openings, increased penetration of our commercial delivery program and strategic acquisitions. From 1997 through 2001, we:

•	increased our store count at year-end from 814 to 2,484;

•	achieved positive comparable store sales growth in every quarter and averaged 6.9% annually;

•	increased our net sales at a compound annual growth rate of 38.8%, from $848.1 million to $3.1 billion (pro forma for the Discount acquisition); and

•	increased our EBITDA, as adjusted, at a compound annual growth rate of 39.9%, from $68.4 million to $261.9 million (pro forma for the Discount acquisition).

In 2001, our comparable store sales growth was 6.2%, not including Discount. In addition, our EBITDA, as adjusted, for 2001 increased 23.4%, to $199.7 million from $161.9 million for 2000.

We believe that our sales growth has exceeded the industry average as a result of our industry leading selection of quality brand name and private label products at competitive prices, our strong name recognition and our high levels of customer service. In addition, we believe our large size provides numerous competitive advantages over smaller retail chains and independent operators, which together generate the majority of the sales in the automotive aftermarket industry. These advantages include: (1) greater product availability; (2) purchasing, distribution and marketing efficiencies; (3) a greater number of convenient locations with longer store hours; and (4) the ability to invest heavily in employee training and information systems.

Industry

We operate within the large and growing U.S. automotive aftermarket industry, which includes replacement parts (excluding tires), accessories, maintenance items, batteries and automotive fluids for cars and light trucks (pickup trucks, vans, minivans and sport utility vehicles). Based on data from the U.S. Department of Commerce, sales in the automotive aftermarket industry (excluding tires and labor costs) increased at a compound annual growth rate of 6.0%, between 1991 and 2000 from approximately $58 billion to $98 billion.

The automotive aftermarket industry is generally grouped into two major categories, “do-it-yourself,” or DIY, and “do-it-for-me,” or DIFM. From 1991 to 2000, the DIY category grew at a 5.8% compound annual growth rate from $22 billion to $36 billion. This category represents sales to consumers who maintain and repair vehicles themselves. We believe this category is characterized by stable, recession-resistant demand because the DIY customer is more likely to delay a new vehicle purchase during a recession. In addition, in difficult economic times, we believe people tend to drive more and use air travel less. From 1991 to 2000, the DIFM category grew at a 6.0% compound annual growth rate, from $36 billion to $62 billion. This category represents sales to professional installers, such as independent garages, service stations and auto dealers. DIFM parts and services are typically offered to vehicle owners who are less price sensitive or who are less inclined to repair their own vehicles.

We believe the U.S. automotive aftermarket industry will continue to benefit from several favorable trends, including the:

•	increasing number and age of vehicles in the United States, increasing number of miles driven annually, increasing number of cars coming off of warranty, particularly leased vehicles;

•
higher cost of replacement parts as a result of technological changes in recent models of vehicles and increasing number of light trucks and sport utility vehicles that require more expensive parts, resulting in higher average sales per customer; and

•	continued consolidation of automotive aftermarket retailers, resulting in a reduction in the number of stores in the marketplace and enhanced profitability and returns on capital.

We believe these trends will continue to support strong comparable store sales growth in the industry.

We compete in both the DIY and DIFM categories of the automotive aftermarket industry. Our primary competitors include national and regional retail automotive parts chains, wholesalers or jobber stores, independent operators, automobile dealers that supply parts, discount stores and mass merchandisers that carry automotive products. Although the number of competitors and level of competition vary by market, both the DIY and DIFM categories are highly fragmented and generally very competitive. However, as the number of automotive replacement parts has proliferated, we believe discount stores and mass merchandisers have had increasing difficulties in maintaining a broad inventory selection and providing the service levels that DIY customers demand. We believe this has created a strong competitive advantage for specialty automotive parts retailers, like us, that have the distribution capacity, sophisticated information systems and knowledgeable sales staff needed to offer a broad inventory selection to DIY customers. As a result, according to Lang Marketing Resources, a market research firm, specialty automotive parts retailers have significantly increased their market share of DIY sales from approximately 26% in 1990 to 41% in 2000, primarily by taking market share from discount stores and mass merchandisers.

History

We were formed in 1929 and operated as a retailer of general merchandise until the 1980s. During the 1980s, we sharpened our focus to target sales of automotive parts and accessories to DIY customers. From the 1980s to the present, we have grown significantly as a result of strong comparable store sales growth, new store openings and strategic acquisitions. In 1996, we began to aggressively expand our sales to DIFM customers by implementing a commercial delivery program. Our commercial delivery program includes marketing that is specifically designed to attract DIFM customers and consists of the delivery of automotive parts and accessories to professional installers, such as independent garages, service stations and auto dealers.

The Recapitalization.    In April 1998, Freeman Spogli & Co. and Ripplewood Partners, L.P. acquired a majority ownership interest in us through a recapitalization. Freeman Spogli & Co. and Ripplewood purchased an 80% ownership interest in us, and our management purchased a 6% ownership interest. In the recapitalization, Nicholas F. Taubman and the Arthur Taubman Trust, our existing shareholders, retained a 14% ownership interest in us.

Western Acquisition.    In November 1998, we acquired Western from Sears, Roebuck and Co. Western operated over 600 stores under the “Parts America” and “Western Auto” trade names, as well as a wholesale distribution network. As consideration, Sears received approximately 11.5 million shares of our common stock, which was valued at $193 million, and $185 million in cash. In addition, Freeman Spogli & Co., Ripplewood, Nicholas F. Taubman and the Arthur Taubman Trust made an additional $70 million equity investment in us to fund a portion of the purchase price. The remaining cash portion of the purchase price was funded through additional borrowings under our prior credit facility.

Carport Acquisition.    In April 2001, we acquired the assets of Carport, including 30 stores, net of closures, in Alabama and Mississippi. The acquisition made us the market leader in Alabama and continued our new store development program in Alabama and Mississippi without adding new stores to the market.

Discount Acquisition.    In November 2001, we acquired Discount, which was the fifth largest specialty retailer of automotive products to both DIY and DIFM customers in the United States, based on store count. At November 28, 2001, Discount had 671 stores operating under the “Discount Auto Parts” trade name in six states, with 437 stores in Florida, 120 stores in Georgia, 46 stores in Louisiana, 42 stores in Mississippi, 19 stores in Alabama and seven stores in South Carolina. For 2001, Discount generated net sales and EBITDA of $661.7 million and $65.7 million. Since Discount’s inception in 1971, members of the Fontaine family, including Herman Fontaine, Denis L. Fontaine and Peter J. Fontaine, have managed Discount and played key roles in formulating and carrying out its business strategies. Peter J. Fontaine, who has been with Discount for over 26 years and previously served as Chief Operating Officer, was elected as President and Chief Executive Officer in 1994 and continued to hold the position of Chief Executive Officer until January 2002. At the closing of the Discount acquisition, Peter J. Fontaine became a member of our board of directors.

Benefits of the Discount Acquisition

As a result of our successful integration of prior acquisitions, we believe that we have established a proven model that will enable us to successfully integrate Discount. Our integration of Western included the conversion of the acquired stores, net of closures, to the Advance Auto Parts format and name, and the addition of 39 Western Auto stores located primarily in Puerto Rico and the Virgin Islands and a wholesale distribution network that supplies independent dealer stores that license the “Western Auto” trade name. We successfully converted the 545 Parts America stores in 11 months, more than six months ahead of our schedule, including physical renovation, store systems conversions and inventory mix changes. Due largely to increasing economies of scale that we were able to obtain primarily from existing vendors following this acquisition, we increased our gross margin on a company-wide basis from 36.4% for 1999 to 39.2% for 2000. In April 2001, we acquired 30 Carport stores, net of closures, in Alabama and Mississippi. The conversion of Carport stores to the Advance Auto Parts format and name, which began in late May, was completed in six weeks. Comparable store sales growth for these stores was 26.6% for the period from the end of the conversion on July 7, 2001 through December 29, 2001.

We expect to realize the following benefits from our acquisition of Discount:

Strengthened Position within Target Markets.    Our acquisition of Discount has provided us with the leading market position in Florida, where Discount had 437 stores at November 28, 2001, which is especially attractive due to the state’s strong DIY customer demographics. The Florida market has a favorable climate that allows for year-round maintenance and repair of vehicles, has a population growth rate that exceeds the national average and is ranked third in the United States in terms of registrations of cars and light trucks. This acquisition also further solidified our leading position throughout the Southeast. At November 28, 2001, Discount had an additional 234 stores in five other Southeastern states in which we currently operate and which are part of our core markets.

Improved Purchasing, Distribution and Administrative Efficiencies.    We expect to achieve ongoing purchasing, distribution and administrative savings as a result of the Discount acquisition. Purchasing savings will be derived primarily through economies of scale. We also expect to achieve significant savings from the optimization of our combined distribution network, including more efficient capacity utilization at Discount’s Mississippi distribution center, and from the reduction of overlapping administrative functions. During 2002, we expect these savings to result in approximately $30 million of incremental EBITDA, excluding one-time integration expenses.

Opportunity to Increase Discount’s Store Sales.    We plan to increase Discount’s store sales by, among other things, (1) re-merchandising stores to increase parts availability and in-stock position, (2) increasing customer service and improving store execution through staffing and training initiatives, (3) enhancing existing commercial delivery programs and selectively adding new programs and (4) refurbishing the store layout and appearance.

Competitive Strengths

We believe our competitive strengths include the following:

Leading Market Position.    We are the second largest specialty retailer of automotive products to DIY customers in the United States, based on store count and sales. Our acquisition of Discount further solidified this position and provides us with additional critical mass in our existing markets, particularly in the rapidly growing Southeast. We enjoy significant competitive advantages over smaller retail chains and independent operators. We believe we have strong brand recognition and customer traffic in our stores as a result of our number one position in the majority of our markets, based on store count, and our significant marketing activities. In addition, we have purchasing, distribution and marketing efficiencies due to our economies of scale. As the number of makes and models of vehicles continues to increase, we believe we will continue to have a significant competitive advantage, as many of these competitors may not have the resources, including management information systems, purchasing power or distribution capabilities, required to stock and deliver a broad selection of brand name and private label automotive products at competitive prices.

Industry Leading Selection of Quality Products.    We offer one of the largest selections of brand name and private label automotive parts, accessories and maintenance items in the automotive aftermarket industry. Our stores carry between 16,000 and 21,000 in-store SKUs. We also offer approximately 105,000 additional SKUs that are available on a same-day or overnight basis through our PDQ® distribution systems, including harder-to-find replacement parts, which typically carry a higher gross margin. During 2000, we initiated a local area warehouse concept that utilizes existing space in selected stores to ensure the availability of certain PDQ items on a same-day basis. On average, a local area warehouse carries between 7,500 and 12,000 SKUs. In addition, our proprietary electronic parts catalog enables our sales associates to identify an extensive number of applications for the SKUs that we carry, as well as parts that are required for or complementary to these applications. We believe that our ability to deliver an aggregate of approximately 120,000 SKUs, as well as the capabilities provided by our electronic parts catalog, are highly valued by our customers and differentiate us from our competitors, particularly mass merchandisers.

Superior Customer Service.    We believe that our customers place significant value on our well-trained sales associates, who offer knowledgeable assistance in product selection and installation and that this differentiates us from mass merchandisers. We invest substantial resources in the recruiting and training of our employees and provide formal classroom workshops, seminars and Automotive Service Excellence™ certification to build technical, managerial and customer service skills. In addition, we enhanced our human resources management capabilities in 2000 by hiring an experienced senior vice president of human resources and by introducing new training programs and human resource systems in order to increase employee retention. As a result of these initiatives, our number of retained employees at December 29, 2001 increased 3.1% when compared with the number retained during 2000. We believe that higher employee retention levels lead to increased customer satisfaction and higher sales, and differentiate us from mass merchandisers.

Experienced Management Team with Proven Track Record.    The 18 members of our senior management team have an average of 15 years experience with us and 17 years in the industry and have successfully grown our company to the second largest specialty retailer of automotive products in the United States. Our management team has accomplished this using a disciplined strategy of growing comparable store sales, opening new stores and making selective acquisitions. Through the 545-store acquisition of Western Auto in November 1998 and the 30-store acquisition of Carport in April 2001, this team has demonstrated its ability to efficiently and successfully integrate both large and small acquisitions. We intend to leverage this experience as we integrate Discount. In addition, the Discount acquisition provided us with access to a pool of talented managers. In particular, Peter Fontaine, the former Chairman and CEO of Discount, became a member of our board of directors upon the closing of the Discount acquisition.

Growth Strategy

Our growth strategy consists of the following:

Increase Our Comparable Store Sales.    We have been an industry leader in comparable store sales over the last five years, averaging 6.9% annually. We plan to increase our comparable store sales in both the DIY and DIFM categories by, among other things, (1) implementing merchandising and marketing initiatives, (2) investing in store-level systems to enhance our ability to recommend complementary products in order to increase sales per customer, (3) refining our store selection and in-stock availability through customized assortments and other supply chain initiatives, (4) continuing to increase customer service through store staffing and retention initiatives and (5) increasing our commercial delivery sales by focusing on key customers to grow average sales per truck. In particular, we intend to continue to make the necessary investments in several applications that are critical to improving our customer service and in-stock availability. We have established strong inventory management systems at the store and distribution center level and in 2001 began to implement a fully-integrated point-of-sale system and electronic parts catalog.

Continue to Enhance Our Margins.    We have improved our EBITDA margin by 241 basis points from 5.5% in 1999 to 7.9% in 2001. In addition to driving operating margin expansion via improved comparable store sales, we will continue to focus on increasing margins by: (1) improving our purchasing efficiencies with vendors; (2) optimizing our supply chain infrastructure and existing distribution network; and (3) leveraging our overall scale to reduce other operating expenses as a percentage of sales. Following a comprehensive review of our supply chain infrastructure, we have identified specific cost savings and opportunities to improve inventory turns. As a result, we believe we can increase supply chain efficiencies through selective facility rationalization, such as our recent decision to close our Jeffersonville, Ohio facility, more efficient truck scheduling and routing and better utilization of custom inventory mixes.

Increase Return on Capital.    We believe we can successfully increase our return on capital by (1) leveraging our supply chain initiatives to increase inventory turns, (2) further extending payment terms with our vendors and (3) generating strong comparable store sales as well as increasing our margins. In addition, we believe we can drive return on capital by selectively expanding our store base in existing markets. Based on our experience, such in-market openings provide higher returns on our invested capital by enabling us to leverage our distribution infrastructure, marketing expenditures and local management resources. We intend to add stores in existing markets, including 100 to 125 stores in 2002 through new store openings and selective acquisitions.

Successfully Integrate Discount.    Our management team has developed a detailed strategy to integrate Discount, including: (1) re-merchandising stores to increase parts availability and in-stock position; (2) increasing purchasing efficiencies; (3) leveraging distribution and administrative costs; and (4) enhancing existing commercial delivery programs and selectively adding programs to Discount stores. We plan to convert all of Discount’s stores to the Advance Auto Parts store format and name. We have prepared a systematic integration plan that includes separate timetables for stores located inside and outside of Florida. We plan to convert all Discount stores that are located outside of Florida to Advance Auto Parts stores by the end of 2002.

During this period, Discount stores that are located in Florida will be refurbished and converted to our systems and merchandising plans, with complete conversions to Advance Auto Parts stores, including name change and store format remodeling, phased in over the next three to four years. We believe that Discount’s geographic store concentration and our use of dedicated integration teams will result in minimal disruption of the combined business.

Store Operations

Advance Retail Operations.    The retail store is the focal point of our operations. Our stores generally are located in free-standing buildings in high traffic areas with good visibility and easy access to major roadways. Our stores typically range in size from 5,000 to 10,000 square feet with an average of approximately 7,500 square feet, and offer between 16,000 and 21,000 SKUs. We also offer approximately 105,000 additional SKUs that are available on a same day or overnight basis through our PDQ® and Master PDQ® systems, including harder-to-find replacement parts, which typically carry a higher gross margin. During 2000, we initiated a local area warehouse concept that utilizes existing space in selected stores to ensure the availability of certain PDQ® items on a same-day basis. On average, a local area warehouse carries between 7,500 and 12,000 SKUs. In addition, our proprietary electronic parts catalog enables our sales associates to identify an extensive number of applications for the SKUs that we carry, as well as parts that are required for or complementary to such applications. Replacement parts sold at our stores include brake shoes, brake pads, belts, hoses, starters, alternators, batteries, shock absorbers, struts, CV half shafts, carburetors, transmission parts, clutches, electronic components, suspension parts, chassis parts and engine parts.

At December 29, 2001, 1,370 of our retail stores, including Discount stores, participated in our commercial delivery program, which serves DIFM customers. We serve our DIFM customers from our existing retail store base.

Our retail stores are divided into five divisions, including the newly formed Florida division. Each division is managed by a senior vice president, who is supported by regional vice presidents. District managers report to the regional vice presidents and have direct responsibility for store operations in a specific district, which typically consists of 10 to 15 stores. Depending on store size and sales volume, each store is staffed by 8 to 30 employees under the leadership of a store manager. Stores generally are open from 8:00 a.m. to 9:00 p.m., seven days a week.

Discount Store Operations.    Discount has developed three types of retail store formats: the mini-depot store, the full service store and the depot store format. The average mini-depot store has approximately 6,700 square feet and carries an average of 14,000 SKUs. The average full service store generally has the same footprint as a mini-depot store, but offers a wider selection of parts because it also provides commercial delivery service. On average, a full service store carries approximately 17,500 SKUs. The typical depot store has approximately 11,000 square feet on average and carries an average of approximately 21,000 SKUs.

In March 1998, Discount began the rollout of a commercial delivery program called “Pro2Call.” Under this program, commercial customers can establish commercial accounts and purchase and receive automotive parts. The automotive parts are either delivered or are available for pick up at nearby Discount stores. At November 28, 2001, 167 of Discount’s store locations provided commercial delivery service.

Total stores.    Our retail stores were located in the following states and territories at December 29, 2001 (including stores acquired in the Discount acquisition):

Location	Number of Stores	Location	Number of Stores	Location	Number of Stores
Alabama	113	Maine	7	Puerto Rico	37
Arkansas	21	Maryland	30	Rhode Island	3
California	1	Massachusetts	20	South Carolina	100
Colorado	15	Michigan	47	South Dakota	6
Connecticut	24	Mississippi	65	Tennessee	117
Delaware	5	Missouri	37	Texas	51
Florida	461	Nebraska	16	Vermont	2
Georgia	253	New Hampshire	4	Virgin Islands	2
Illinois	23	New Jersey	21	Virginia	125
Iowa	24	New York	96	West Virginia	62
Indiana	68	North Carolina	174	Wisconsin	16
Kansas	26	Ohio	140	Wyoming	2
Kentucky	66	Oklahoma	2
Louisiana	70	Pennsylvania	132

The following table sets forth information concerning increases in the number of our stores during the past five years:

	1997	1998		1999	2000	2001
Beginning Stores	649	814		1,567	1,617	1,729
New Stores(1)	170	821	(2)	102	140	781	(3)
Stores Closed	(5)	(68	)(2)	(52)	(28)	(26)

Ending Stores	814	1,567		1,617	1,729	2,484

(1)	Does not include stores that opened as relocations of existing stores within the same general market area or substantial renovations of stores.

(2)
Includes 560 Parts America stores, net of 52 closures, acquired as part of the Western merger in November 1998. Subsequent to 1998, we closed an additional 15 Western stores resulting in a net of 545 stores obtained in the Western merger. Three Advance stores were also closed during fiscal 1998 in connection with the Western merger.

(3)	Includes 30 Carport stores acquired on April 23, 2001 and 671 Discount stores acquired on November 28, 2001.

As part of our integration of Discount, we expect to close certain Discount and Advance stores that are in overlapping markets, as well as Discount stores that do not meet profitability objectives.

Advance Wholesale Operations.    Our wholesale dealer operations are managed by a senior vice president (who is also responsible for the Western Auto retail stores and two regions of Advance stores), a vice president, a national sales manager, an operations manager and various field and support personnel. The wholesale dealer operations consist of a network of independently owned locations, which includes associate, licensee, sales center and franchise dealers. Associate, licensee and franchise stores have rights to the use of the “Western Auto” name and certain services provided by us. Sales centers only have the right to purchase certain products from Western. We also provide services to the wholesale dealer network through various administrative and support functions, as negotiated by each independent location. Our wholesale operations generated approximately 3.9% of our net sales in 2001.

Purchasing and Merchandising

Virtually all of our merchandise is selected and purchased for our stores by personnel at our corporate offices in Roanoke, Virginia. In addition, specialty merchandise is purchased in our Kansas City, Missouri office. In 2001, we purchased merchandise from over 200 vendors, with no single vendor accounting for more than 8% of purchases. Our purchasing strategy involves negotiating multi-year agreements with certain vendors. In connection with our acquisition of Western, we entered into several long-term agreements that provided more favorable terms and pricing due to our increased purchasing volumes. Due largely to the purchasing efficiencies that we were able to obtain primarily from existing vendors as a result of the Western merger, we increased our gross margin on a company-wide basis from 36.4% for 1999 to 39.2% for 2000. We also expect to achieve incremental cost savings from the Discount acquisition. To date, we have successfully renegotiated the majority of our existing contracts with our major vendors, resulting in lower product costs as a result of increasing economies of scale.

Our purchasing team is currently led by a group of six senior professionals, who have an average of over 15 years of automotive purchasing experience and over 20 years in retail. This team is skilled in sourcing products globally and maintaining high quality levels, while streamlining costs associated with the handling of merchandise through the supply chain. The purchasing team has developed strong vendor relationships in the industry and is currently involved in implementing a “best-in-class” category management process to improve comparable store sales, gross margin and inventory turns.

Our merchandising strategy is to carry a broad selection of high quality brand name automotive parts and accessories such as Monroe, Bendix, Purolator and AC Delco, which generates DIY customer traffic and also appeals to commercial delivery customers. In addition to these branded products, we stock a wide selection of high quality private label products that appeal to value conscious customers. Sales of replacement parts account for a majority of our net sales and typically generate higher gross margins than maintenance items or general accessories. We are currently in the process of customizing our product mix based on a merchandising program designed to optimize inventory mix at each individual store based on that store’s historical and projected sales mix and regionally specific needs.

Marketing and Advertising

We have an extensive marketing and advertising program designed to communicate our merchandise offerings, product assortment, competitive prices and commitment to customer service. The program is focused on establishing us as the solution for a customer’s automotive needs. We utilize a combination of tools to reinforce our brand image, including print, promotional signage, television, radio and outdoor media, plus our proprietary in-store television network and Internet site.

Our advertising plan is based on a monthly program built around a promotional theme and a feature product campaign. The plan is supported by print and in-store signage. Our television advertising is targeted on a regional basis to sports programming. Radio advertising, which is used as a supplementary medium, generally airs during peak drive times. We also sponsor sporting events, racing teams and other events at all levels in a grass-roots effort to impact individual communities.

We intend to implement a marketing and advertising program for the Discount stores that is consistent with our marketing and advertising program for our Advance Auto Parts stores, which we believe will increase sales in the Discount stores.

Properties

Distribution Centers and Warehouses.    We currently operate five distribution centers that service Advance Auto Parts stores. We also operate a separate distribution center that supports the Western Auto retail stores and the wholesale dealer operations and in 2002 will service our Advance stores. All distribution centers are equipped with technologically advanced material handling equipment, including carousels, “pick-to-light” systems, radio frequency technology and automated sorting systems.

We offer over 25,000 SKUs to substantially all of our domestic retail stores via our nine PDQ® warehouses. Stores place orders to these facilities through an online ordering system, and ordered parts are delivered to substantially all stores on a same day or next day basis through our dedicated PDQ® trucking fleet. In addition, we operate a PDQ® warehouse that stocks approximately 80,000 SKUs of harder to find automotive parts and accessories. This facility is known as the “Master PDQ®” warehouse and utilizes existing PDQ® distribution infrastructure to provide next day service to substantially all of our stores. During 2000, we implemented a new local area warehouse distribution concept that utilizes store space to provide certain markets with an additional customized mix of approximately 7,500 to 12,000 SKUs. At December 29, 2001, we operated six local area warehouse facilities.

We also operate two distribution centers that were acquired through the Discount acquisition. In addition, we operate 10 Parts Express warehouses that deliver parts to our stores on a same day or next day basis. As a result of the integration of Discount, we expect to further rationalize our distribution facilities to more efficiently utilize the distribution capacity we acquired from Discount.

The following table sets forth certain information relating to our distribution and other principal facilities:

Facility	Opening Date	Area Served	Size (Sq. ft.)	Nature of Occupancy

Main Distribution Centers:

Roanoke, Virginia(1)	1988	Mid-Atlantic	440,000	Leased
Gadsden, Alabama	1994	South	240,000	Owned
Lakeland, Florida(2)	1982	Florida, Georgia and South Carolina	600,000	Owned
Gastonia, North Carolina(3)	1969	Western Auto retail stores, wholesale dealer network	663,000	Owned
Gallman, Mississippi(2)	2001	Alabama, Mississippi and Louisiana	400,000	Owned
Salina, Kansas(3)	1971	West	441,000	Owned
Delaware, Ohio(3)	1972	Northeast	510,000	Owned
Thomson, Georgia(4)	1999	Southeast	383,000	Leased

Master PDQ® Warehouse:

Andersonville, Tennessee	1998	All	116,000	Leased

PDQ® Warehouses:

Salem, Virginia	1983	Mid-Atlantic	50,400	Leased
Smithfield, North Carolina	1991	Southeast	42,000	Leased
Jeffersonville, Ohio(5)	1996	Midwest	50,000	Owned
Thomson, Georgia(6)	1998	South, Southeast	50,000	Leased
Goodlettesville, Tennessee	1999	Central	41,900	Leased
Youngwood, Pennsylvania	1999	East	49,000	Leased
Riverside, Missouri	1999	West	45,000	Leased
Guilderland Center, New York	1999	Northeast	47,400	Leased
Temple, Texas(3)(7)	1999	Southwest	100,000	Owned

Parts Express Warehouses:(2)
Altamonte Springs, Florida	1996	Central Florida	10,000	Owned
Jacksonville, Florida	1997	Northern Florida and Southern Georgia	12,712	Owned
Tampa, Florida	1997	West Central Florida	10,000	Owned
Hialeah, Florida	1997	South Florida	12,500	Owned
West Palm Beach, Florida	1998	Southeast Florida	13,300	Leased
Mobile, Alabama	1998	Alabama and Mississippi	10,000	Owned
Atlanta, Georgia	1999	Georgia and South Carolina	16,786	Leased
Tallahassee, Florida	1999	South Georgia and Northwest Florida	10,000	Owned
Kenner, Louisiana	1999	Louisiana	12,500	Leased
Fort Myers, Florida	1999	Southwest Florida	14,330	Owned

Corporate/Administrative Offices:

Roanoke, Virginia – corporate(8)	1995	All	49,000	Leased
Kansas City, Missouri – corporate	1999	All	12,500	Leased
Roanoke, Virginia – administrative	1998	All	40,000	Leased
Lakeland, Florida – administrative(2)(6)	1982	All	67,000	Owned
Roanoke, Virginia – administrative	2002	All	69,200	Leased

(1)	This facility is owned by Nicholas F. Taubman. See “Related-Party Transactions.”

(2)	We acquired this facility in November 2001 through our acquisition of Discount.

(3)	We acquired this facility in November 1998 through our acquisition of Western.

(4)
The construction of this facility was financed in 1997 by a $10.0 million industrial revenue bond issuance from the Development Authority of McDuffie County of the State of Georgia, from whom we lease the facility. We have an option to purchase this facility for $10.00 at the end of five years or upon prepayment of the outstanding bonds. This bond matures in November 2002.

(5)
Total capacity of this facility is approximately 433,000 square feet, of which 50,000 square feet continues to be used as a PDQ® warehouse. This facility was also used as a distribution center prior to its closure in the fourth quarter of 2001. This facility is currently held for sale.

(6)	This facility is located within the main distribution center.

(7)
Total capacity of this facility is approximately 550,000 square feet, of which 100,000 is currently being used as a PDQ® warehouse. Subsequent to December 29, 2001, approximately 215,000 square feet of this facility was subleased to a third party. This facility was once also used as a distribution center and is currently for sale.

(8)	This facility is owned by Ki, L.C., a Virginia limited liability company owned by two trusts for the benefit of a child and grandchild of Nicholas F. Taubman. See “Related-Party Transactions.”

Advance Stores.    At December 29, 2001, we owned 113 of our Advance Auto Parts and Western Auto stores and leased 1,702. The expiration dates, including the exercise of renewal options, of the store leases are summarized as follows:

Years	Stores(1)
2001-2002	27
2003-2007	157
2008-2012	321
2013-2022	1,065
2023-2032	84
2033-2048	48

(1)	Of these stores, 21 are owned by our affiliates. See “Related-Party Transactions.”

Discount Stores.    Discount has historically owned the majority of its store locations. On February 27, 2001, Discount completed a sale/leaseback transaction. Under the terms of the sale/leaseback, Discount sold 101 properties, including land, buildings and improvements, for approximately $62.2 million. Each store was leased back from the purchaser under non-cancelable operating leases with lease terms of 22.5 years. Net rent expense during each of the first five years of the lease term will be approximately $6.4 million, with increases periodically thereafter. After taking into account the sale/leaseback transaction, Discount owned 486, or 72%, of its locations and leased 185, or 28%, of its locations at November 28, 2001.

Management Information Systems

We have developed a flexible technology infrastructure that supports our growth strategy. Our information technology infrastructure is comprised of software and hardware designed to integrate store, distribution and vendor services into a seamless network. All stores, corporate and regional offices, and distribution centers are linked via a communications network, which is based on frame relay technology. Our stores in Puerto Rico are linked to the communications network via satellite. Electronic documents transferred between us and our vendors expedite the ordering, receiving and merchandise payment processes. We expect to integrate our technology platform into Discount’s stores, distribution centers and administrative offices by early 2003.

Store Based Information Systems

Our store based information systems, which are designed to improve the efficiency of our operations and enhance customer service, are comprised of point-of-sale, or POS, electronic parts catalog, or EPC, store-level inventory management and store intranet, or STORENET, systems. These systems are tightly integrated and together provide real time, comprehensive information to store and merchandising personnel, resulting in improved customer service levels and in-stock availability. We intend to have the Discount Auto Parts stores integrated into our store based information systems by the end of 2002.

Point-of-Sale.    Our POS system was originally installed in 1981, enhanced over the years and reengineered in 1995. POS information is used to formulate pricing, marketing and merchandising strategies and to rapidly replenish inventory. This system has improved store productivity and customer service by streamlining store procedures. We are currently rolling out a new POS system in all of our stores. The new POS system is designed to improve customer check-out time and decrease the time required to train new store associates. In addition, the new POS system will provide additional customer purchase and warranty history, which may be used for customer demographic analysis.

Electronic Parts Catalog.    Our EPC system is a software system that enables our sales associates to identify over 20 million application uses for automotive parts and accessories. The EPC system enables sales associates to assist customers in parts selection and ordering based on the year, model, engine type and application needed. If a part is not available at one of our stand-alone stores, the EPC system can also determine whether the part is carried and in-stock through our PDQ® system. The EPC system also enables our sales associates to identify additional parts that are required for or complementary to a customer’s specific application. This generally leads to increased average sales per transaction. The integration of this system with our POS system improves customer service by reducing time spent at the cash register and fully automating the sales process between the parts counter and our POS register. This system enables sales associates to order parts and accessories electronically from our PDQ® system, with immediate confirmation of price, availability and estimated delivery time. Additionally, information about a customer’s automobile can be entered into a permanent customer database that can be accessed immediately whenever the customer visits or telephones the store.

In conjunction with the rollout of our new POS system, we are also installing a new EPC in our stores. This new catalog, which is fully integrated with the new POS system, will provide store associates with additional product information, including graphics and system diagrams. The new catalog will use search engines and more user friendly navigation tools that will enhance our sales associates’ ability to look-up parts.

To ensure ongoing improvement of EPC information in all stores, we have developed a centrally based EPC data management system that allows us to reduce the cycle time for cataloging and delivering updated product data to stores. This system also provides the capability of cataloging non-application specific parts and additional product information, such as technical bulletins, images of parts and related diagrams of automobiles and expanded lists of related parts for the item being purchased.

Store-level Inventory Management System.    Our store-level inventory management system provides real-time inventory tracking at the store-level. With the store-level system, store personnel can check the quantity of on-hand inventory for any SKU, automatically process returns and defective merchandise, designate SKUs for cycle counts and track merchandise transfers. We are testing the effectiveness and viability of radio frequency hand held devices in approximately 200 of our retail stores that should increase inventory utilization and ensure the accuracy of inventory movements.

Store Intranet.    Installed in June of 1998, our STORENET system delivers product information, electronic manuals, forms and internal communications to all store employees. Financial reports are delivered to the store managers via STORENET each accounting period. Our online learning center delivers online training programs to all employees. A tracking and reporting function provides human resources and management with an overview of training schedules and results by employee.

Customer Contact Center.    In the first quarter of 2001, we installed new call routing software and customer service software, established a customer contact center and consolidated all support centers. Implementation of the customer contact center has resulted in a substantial improvement in the speed of call answers, a reduction in calls to voice mail and a reduction in the number of outbound calls required to respond to voice mail.

Logistics and Purchasing Information Systems

Distribution Center Management System.    Our distribution management system, or DCMS, provides real-time inventory tracking through the processes of receiving, picking, shipping and replenishing at our distribution centers. The DCMS, integrated with material handling equipment, significantly reduces warehouse and distribution costs, while improving efficiency. All of our logistic facilities currently use this technology. As a result, we have the capacity to service over 2,500 stores and our wholesale operations from our six distribution centers. In addition, we acquired two distribution centers through the Discount acquisition, increasing our capacity to service stores. We are currently in the process of enhancing the DCMS and inventory systems to support service of multiple segments from the same distribution center. In addition, we intend to have the operations of Discount integrated into our distribution management systems by the end of 2002.

Replenishment Systems.    Our E3 Replenishment System, or E3, which was implemented in 1994, monitors the distribution center and PDQ warehouse inventory levels and orders additional products when appropriate. In addition, the system tracks sales trends by SKU, allowing us to adjust future orders to support seasonal and demographic shifts in demand. We are currently in the process of enhancing this system to improve support of transfer of merchandise among distribution centers. We recently completed the implementation of a store-level replenishment version of E3 for our Advance Auto Parts stores. In addition, we intend to implement our replenishment systems in Discount’s stores and other facilities by the end of 2002.

Employees

At December 29, 2001, we employed approximately 16,739 full-time employees and 8,997 part-time employees. Approximately 84.8% of our workforce is employed in store-level operations, 11.1% is employed in distribution and 4.1% is employed in our corporate offices in Roanoke, Virginia and Kansas City, Missouri. We have never experienced any labor disruption and are not party to any collective bargaining agreements. We believe that our labor relations are good.

At November 28, 2001, Discount employed approximately 6,300 individuals, of which approximately 5,000 were full-time employees. Approximately 87% of Discount’s employees are employed in stores or in direct field supervision, while 13% work in the distribution center or corporate and support functions. Discount has no collective bargaining agreements covering any of its employees and has never experienced any material labor disruption. We believe that Discount’s labor relations are good.

We allocate substantial resources to the recruiting, training and retaining of employees. In addition, we have established a number of empowerment programs for employees, such as employee task forces and regular meetings, to promote employee recognition and address customer service issues. We believe that these efforts have provided us with a well-trained, loyal workforce that is committed to high levels of customer service.

Trade Names, Service Marks and Trademarks

We own and have registrations for the trade names “Advance Auto Parts,” “Western Auto” and “Parts America” and the trademark “PDQ®” with the United States Patent and Trademark Office for use in connection with the automotive parts retailing business. In addition, we own and have registered a number of trademarks with respect to our private label products, and we also acquired from Discount various registered trademarks, service marks and copyrights. We believe that these trade names, service marks and trademarks are important to our merchandising strategy. We do not know of any infringing uses that would materially affect the use of these marks and actively defend and enforce them.

Competition

We compete in the automotive aftermarket parts industry, which includes replacement parts (excluding tires), accessories, maintenance items, batteries and automotive fluids, and which, according to the U.S. Department of Commerce and the Automotive Aftermarket Industry Association, generated approximately $100 billion in sales in 2000 (excluding tires and labor costs). We compete in both the DIY and DIFM categories of the automotive aftermarket industry. Although the number of competitors and the level of competition vary by market, both categories are highly fragmented and generally very competitive. Our primary competitors are both national and regional retail chains of automotive parts stores, including AutoZone, Inc., O’Reilly Automotive, Inc. and The Pep Boys—Manny, Moe & Jack, wholesalers or jobber stores, independent operators, automobile dealers that supply parts, discount stores and mass merchandisers that carry automotive products, including Wal-Mart, Target and K-Mart. We believe that chains of automotive parts stores, like us, with multiple locations in one or more markets, have competitive advantages in customer service, marketing, inventory selection, purchasing and distribution as compared to independent retailers and jobbers that are not part of a chain or associated with other retailers or jobbers. The principal competitive factors that affect our business include price, store location, customer service and product offerings, quality and availability.

Environmental Matters

We are subject to various federal, state and local laws and governmental regulations relating to the operation of our business, including those governing recycling of batteries and used lubricants, and regarding ownership and operation of real property. We handle hazardous materials as part of our operations, and our customers may also use hazardous materials on our properties or bring hazardous materials or used oil onto our properties. We currently provide collection and recycling programs for used automotive batteries and used lubricants at some of our stores as a service to our customers under agreements with third party vendors. Pursuant to these agreements, used batteries and lubricants are collected by our employees, deposited into vendor supplied containers or pallets and stored by us until collected by the third party vendors for recycling or proper disposal. Persons who arrange for the disposal, treatment or other handling of hazardous or toxic substances may be liable for the costs of removal or remediation at any affected disposal, treatment or other site affected by such substances. In January 1999, we were notified by the United States Environmental Protection agency that Western may have potential liability under the Comprehensive Environmental Response Compensation and Liability Act relating to two battery salvage and recycling sites that were in operation in the 1970s and 1980s. This matter has since been settled for an amount not material to our current financial position or future results of operations.

We own and lease real property. Under various environmental laws and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. These laws often impose joint and several liability and may be imposed without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous or toxic substances. Other environmental laws and common law principles also could be used to impose liability for releases of hazardous materials into the environment or work place, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. Compliance with these laws and regulations has not had a material impact on our operations to date. We believe that we are currently in material compliance with these laws and regulations.

Legal Proceedings

In February 2000, the Coalition for a Level Playing Field and over 100 independent automotive parts and accessories aftermarket warehouse distributors and jobbers filed a lawsuit styled Coalition for a Level Playing Field, et al. v. AutoZone, Inc. et al., Case No. 00-0953 in the United States District Court for the Eastern District of New York against various automotive parts and accessories retailers. In March 2000, we and Discount were notified that we had been named defendants in the lawsuit. The plaintiffs claim that the defendants have knowingly induced and received volume discounts, rebates, slotting and other allowances, fees, free inventory, sham advertising and promotional payments, a share in the manufacturers’ profits, and excessive payments for services purportedly performed for the manufacturers in violation of the Robinson-Patman Act. The complaint seeks injunctive and declaratory relief, unspecified treble damages on behalf of each of the plaintiffs, as well as attorneys’ fees and costs. The defendants, including us and Discount, filed a motion to dismiss in late October 2000. On October 18, 2001, the court denied the motion to dismiss on all but one count. It is expected that the discovery phase of the litigation will now commence (including with respect to us and Discount); however, determinations as to the discovery schedule and scope have not yet been made. We believe these claims are without merit and intend to defend them vigorously; however, the ultimate outcome of this matter can not be ascertained at this time.

In November 1997, Joe C. Proffitt, Jr., on behalf of himself and all others in the states of Alabama, California, Georgia, Kentucky, Michigan, North Carolina, Ohio, South Carolina, Tennessee, Texas, Virginia and West Virginia who purchased batteries from us from November 1, 1991 to November 5, 1997, filed a class action complaint and motion of class certification against us in the circuit court for Jefferson County, Tennessee, alleging the sale by us of used, old or out-of-warranty automotive batteries as new. The complaint seeks compensatory and punitive damages. In September 2001, the court granted our motion for summary judgment against the plaintiff and dismissed all claims against us. The period for appeal has not yet run. We believe that we do not have any liability for such claims and intend to defend them vigorously.

In addition to the above matters, we currently and from time to time are involved in litigation incidental to the conduct of our respective business. The damages claimed against us in some of these proceedings are substantial. Although the amount of liability that may result from these matters cannot be ascertained, we do not currently believe that, in the aggregate, they will result in liabilities material to our consolidated financial condition, future results of operations or cash flow.

MANAGEMENT

Executive Officers and Directors

The following table provides information about our executive officers and directors at February 28, 2002:

Name	Age	Position
Nicholas F. Taubman	66	Chairman of the Board

Garnett E. Smith(1)	62	Vice Chairman of the Board

Lawrence P. Castellani	56	Chief Executive Officer and Director

Jimmie L. Wade	47	President and Chief Financial Officer

David R. Reid	39	Executive Vice President and Chief Operating Officer

Paul W. Klasing	42	Executive Vice President, Merchandising and Marketing

Eric M. Margolin	48	Senior Vice President, General Counsel and Secretary

Jeffrey T. Gray	37	Senior Vice President, Controller, Assistant Secretary

Robert E. Hedrick	54	Senior Vice President, Human Resources

Shirley L. Stevens	53	Senior Vice President and Chief Information Officer

Timothy C. Collins	45	Director

Mark J. Doran(2)	38	Director

Peter J. Fontaine(2)	48	Director

Paul J. Liska	46	Director

Stephen M. Peck(2)	67	Director

Glenn Richter(2)	40	Director

John M. Roth(1)	43	Director

William L. Salter(1)	58	Director

Ronald P. Spogli	53	Director

(1)	Member of Compensation Committee.
(2)	Member of Audit Committee.

Mr. Taubman, our Chairman of the Board of Directors, joined us in 1956. Mr. Taubman has served as our Chairman since January 1985 and served as our Chief Executive Officer from January 1985 to July 1997. From 1969 to 1984, Mr. Taubman served as our President. In addition, Mr. Taubman served as our Secretary and Treasurer from May 1992 to February 1998.

Mr. Smith, our Vice Chairman of the Board of Directors, joined us in November 1959. Mr. Smith was named Vice Chairman of the Board in February 2000. From August 1997 to February 2000, Mr. Smith served as our Chief Executive Officer, and from January 1985 to October 1999, served as our President. From January 1985 until July 1997, Mr. Smith served as our Chief Operating Officer. Mr. Smith has also served in numerous other positions with us, including Executive Vice President and General Manager, Vice President of Purchasing, Buyer and Store Manager.

Mr. Castellani joined us in February 2000 as our Chief Executive Officer and as a Director. Prior to joining us, Mr. Castellani served as President and Chief Executive Officer of Ahold Support Services in Latin America (a division of Royal Ahold, a supermarket company) from February 1998 to February 2000, as Executive Vice President of Ahold USA through 1997, and as Chief Executive Officer of Tops Friendly Markets from 1991 through the end of 1996.

Mr. Wade, our President and Chief Financial Officer, joined us in February 1994. Mr. Wade was named President in October 1999 and Chief Financial Officer in March 2000. Mr. Wade also served as our Secretary from March 2000 until March 2001. From 1987 to 1993, Mr. Wade was Vice President, Finance and Operations, for S.H. Heironimus, a regional department store company, and from 1979 to 1987, he was Vice President of Finance for American Motor Inns, a hotel company. Mr. Wade is a certified public accountant.

Mr. Reid, our Executive Vice President and Chief Operating Officer, joined us in October 1984 and has held his current position since October 1999. From August 1999 to August 2000, Mr. Reid served as the Chief Executive Officer of Western Auto Supply Company. Immediately prior to assuming this position, Mr. Reid was our Senior Vice President with responsibility for real estate and store support. Mr. Reid has been a Vice President, Store Support and has also served in various training and store operations positions as Store, Regional and Division Manager.

Mr. Klasing, our Executive Vice President, Merchandising and Marketing, joined us in April 1995 and has held his current position since October 1999. From July 1997 to October 1999, Mr. Klasing served as our Senior Vice President, Purchasing. From April 1995 to July 1997, Mr. Klasing held various other positions with us.

Mr. Margolin, our Senior Vice President, General Counsel and Secretary, joined us in April 2001. From 1993 to June 2000, Mr. Margolin was Vice President, General Counsel and Secretary of Tire Kingdom, Inc., now TBC Corporation, a retailer of tires and provider of automotive services. From 1985 to 1993, Mr. Margolin served as the general counsel for several companies in the apparel manufacturing and retail field.

Mr. Gray, our Senior Vice President, Controller and Assistant Secretary, joined us in March 1994 and has held his current position since April 2000. From March 1994 to March 2000, Mr. Gray held several positions with us, most recently as Vice President of Inventory Management. From 1993 to 1994, Mr. Gray served as controller of Hollins University, and from 1987 to 1993, Mr. Gray was employed by KPMG LLP, a public accounting firm. Mr. Gray is a certified public accountant.

Mr. Hedrick joined us in May 2001 as our Senior Vice President, Human Resources. Mr. Hedrick was previously Vice President, Human Resources for Foodbrands America from January 1997 to April 2001, and before that held various positions in human resources over a 20 year period with Sara Lee Corporation, a producer, marketer and distributor of frozen and refrigerated processed food.

Ms. Stevens, our Senior Vice President and Chief Information Officer, joined us in July 1979 and has held her current position since July 1997. From 1979 until June 1997, Ms. Stevens held several positions with us, most recently as Vice President of Systems Development.

Mr. Collins became a member of our board of directors in April 1998. Mr. Collins is Senior Managing Director and Chief Executive Officer of Ripplewood Holdings L.L.C., a private investment firm formed by him in October 1995. From February 1990 to October 1995, Mr. Collins was a Senior Managing Director of the New York office of Onex Corporation, a leveraged buy out group headquartered in Canada. Mr. Collins is also a director of WRC Media, Inc., Nippon Columbia Co., Ltd., Niles Parts Co., Ltd., Western Multiplex Corporation, Asbury Automotive Group, Inc., Shinsei Bank, and other privately held Ripplewood portfolio companies.

Mr. Doran became a member of our board of directors in April 1998. Mr. Doran joined Freeman Spogli & Co. in 1988 and became a principal in January 1998. Mr. Doran is also a director of Century Maintenance Supply, Inc.

Mr. Fontaine became a member of our board of directors upon consummation of the Discount acquisition in November 2001. Mr. Fontaine was with Discount since 1975. Mr. Fontaine was elected Secretary and Treasurer of Discount in 1979, Executive Vice President–Operations in 1992, Chief Operating Officer in 1993 and President, Chief Executive Officer and Chairman of the Board in July 1994. Mr. Fontaine stepped down from his position as President of Discount effective February 1, 1997, and resigned his position as Chairman of the Board in November 2001 and Chief Executive Officer in January 2002.

Mr. Liska became a member of our board of directors in January 2002. Mr. Liska has served as Executive Vice President and Chief Financial Officer of Sears since June 2001. Prior to joining Sears, Mr. Liska held the position of Executive Vice President and Chief Financial Officer of The St. Paul Companies, Inc. from February 1997 to May 2001. In March 1994 he joined Specialty Foods Corporation as Senior Vice President and Chief Financial Officer, becoming Chief Operating Officer in December 1994 and President and Chief Executive Officer in March 1996.

Mr. Peck became a member of our board of directors in January 2002. Mr. Peck is a general partner of Wilderness Partners, L.P., a private partnership, a general partner of the Torrey Funds, LLC, and the chairman of the Board of Trustees and the Executive Committee of Mount Sinai/NYU Health, Mount Sinai Hospital and Mount Sinai School of Medicine. Mr. Peck also serves as a member of the board of directors of Fresenius Medical Care, OFFIT Investment Funds, Canarc Resource Corp., Banyan Strategic Realty Trust, Boston Life Sciences, Inc. and The Jewish Theological Seminary. He also serves as a member of the Advisory Board of Brown Simpson Asset Management.

Mr. Richter became a member of our board of directors in January 2002. Mr. Richter has served as Senior Vice President of Finance for Sears since July 2001. In February 2000, Mr. Richter joined Sears as Vice President and Controller. Prior to joining Sears, he was with Dade Behring International, serving as the Senior Vice President and Chief Financial Officer from April 1999 to February 2000 and the Senior Vice President and Corporate Controller from January 1997 to April 1999. Prior to that, Mr. Richter held various financial and strategic positions at PepsiCo and was also a consultant at McKinsey & Company.

Mr. Roth became a member of our board of directors in April 1998. Mr. Roth joined Freeman Spogli & Co. in March 1988 and became a principal in March 1993. Mr. Roth is also a director of AFC Enterprises, Inc., Galyan’s Trading Company, Inc. and Asbury Automotive Group, Inc.

Mr. Salter became a member of our board of directors in April 1999. Mr. Salter is the retired President of the Specialty Retail Division of Sears. From November 1996 to March 1999 Mr. Salter served as President of the Home Stores division of Sears. From October 1995 to November 1996 he served as the President of the Hardlines division of Sears and from April 1993 to October 1995 he served as the Vice President and General Manager of the Home Appliances and Electronics Division of Sears.

Mr. Spogli became a member of our board of directors in August 2001. He was previously one of our directors from the April 1998 recapitalization until the closing of the Western merger in November 1998. Mr. Spogli is a principal of Freeman Spogli & Co., which he co-founded in 1983. Mr. Spogli also serves as a member of the board of directors of Hudson Respiratory Care Inc., Century Maintenance Supply, Inc., AFC Enterprises, Inc. and Galyan’s Trading Company, Inc.

Our board of directors currently consists of 12 members. All directors are elected annually and hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified.

Executive officers are elected by, and serve at the discretion of, our board of directors. We have entered into employment agreements with certain of our executive officers. There are no family relationships among any of our directors or executive officers.

Board Committees

We currently have an audit committee and a compensation committee.

Audit Committee.    Messrs. Doran, Fontaine, Peck and Richter currently serve as members of the audit committee. Mr. Peck is the chairman of the audit committee. The audit committee is responsible for recommending to the board of directors the appointment of our independent auditors, analyzing the reports and recommendations of the auditors and reviewing our internal audit procedures and controls.

Compensation Committee.     Messrs. Roth, Salter and Smith currently serve as members of the compensation committee. Each member of the compensation committee is a non-employee director. The compensation committee is responsible for reviewing and recommending the compensation structure for our officers and directors, including salaries, participation in incentive compensation, benefit and stock option plans, and other forms of compensation.

Compensation Committee Interlocks and Insider Participation

The compensation committee of the board of directors determines the compensation of our officers and directors. During fiscal 2001, Messrs. Roth, Salter and Smith served on the compensation committee. Mr. Smith also served as one of our officers during 2001, but did not participate in the approval of matters related to his compensation. None of our executive officers currently serves on the compensation committee or board of directors of any other company of which any members of our compensation committee is an executive officer.

Director Compensation

We have adopted a compensation program whereby each director who is not one of our employees or a designee of Freeman Spogli & Co., Sears, Roebuck and Co. or Ripplewood Partners, L.P. to our board of directors, will receive (1) a $10,000 annual retainer, (2) $2,000 per board meeting, or $1,000 if attendance is telephonic, and (3) if a committee meeting is held on any day other than a day on which a board meeting is held, $750 per committee meeting, or $375 if attendance is telephonic. In addition, upon their appointment to the board, each of these directors will receive an initial grant of 7,500 options that vest over three years, conditioned upon continued service as a board member. They will also receive an annual grant of 5,000 options, subject to the same terms. In addition, we reimburse all of our directors for their reasonable expenses in attending meetings and performing duties as directors.

Executive Employment Agreements

Mr. Castellani was appointed our Chief Executive Officer and began employment on February 1, 2000, at which time he signed an employment and non-competition agreement. Mr. Castellani signed an irrevocable acceptance letter with us in December 1999 that obligated us to pay him a signing bonus of $3.3 million. The signing bonus of $3.3 million was accrued at January 1, 2000 and was paid in the first quarter of 2000. Approximately $1.9 million of the bonus was used to purchase shares of our common stock pursuant to a restricted stock agreement, which limits the sale or transfer of rights to the stock until 180 days after the closing of this offering. This portion of the bonus was deferred and is being amortized over the two-year term of the contract. Mr. Castellani’s employment contract has an initial term of two years, and renews automatically each year thereafter unless terminated by us or Mr. Castellani. The contract provides for a base salary of $600,000, subject to annual increases at the discretion of the board of directors, and an annual cash bonus based on our achievement of performance targets established by the board of directors. In the event Mr. Castellani is terminated without cause, or terminates his employment for good reason, as defined in the employment agreement, he will receive salary through the later of the end of the term of employment or one year from the effective date of termination, less any amounts earned in other employment, and the pro rata share of the bonus due to Mr. Castellani prior to the termination of employment. Mr. Castellani has agreed not to compete with us, to preserve our confidential information, not to recruit or employ our employees to or in other businesses and not to solicit our customers or suppliers for competitors.

On April 15, 1998, Mr. Smith entered into an employment and non-competition agreement with us, which was amended effective April 2001. In January 2000, Mr. Smith was named as our Vice Chairman. The agreement has a term of one year, renewing automatically each year thereafter unless terminated by us or Mr. Smith. The agreement provides for a base salary of $200,000, effective April 1, 2000, and is subject to annual increases at the discretion of our board of directors. Additionally, Mr. Smith may earn annual cash bonuses based on our achievement of performance targets established by our board of directors. The bonus to be paid upon achievement of targets will be consistent in amount with the bonuses paid to Mr. Smith by us historically. In the event Mr. Smith is terminated without cause, or terminates his employment for good reason, as defined in the employment agreement, he will receive salary through the later of the end of the term of employment or one year from the effective date of termination, less any amounts earned in other employment, and the pro rata share of the bonus due to Mr. Smith prior to termination of employment. Mr. Smith has agreed not to compete with us, to preserve our confidential information, not to recruit or employ our employees to or in other businesses and not to solicit our customers or suppliers for competitors.

On April 15, 1998, Messrs. Reid, Wade and Klasing and Ms. Stevens entered into employment agreements with us. These agreements contain severance provisions that provide for one year of base salary upon termination of employment, by us without cause or by the employee with good reason as defined in the employment agreement, less any amounts earned in other employment, and the pro rata share of the bonus due to the employee prior to the termination of employment. The agreements extend from year-to-year unless terminated by the employee or us. Other provisions require us to pay bonuses earned by the employee upon our achievement of targets relating to sales, earnings and return on invested capital that are approved by our board of directors, and an agreement by the employee not to compete with us, to preserve our confidential information, not to recruit or employ our employees to or in other businesses and not to solicit our customers or suppliers for competitors.

Consulting Agreement

On April 15, 1998, Mr. Taubman entered into a consulting and non-competition agreement with us, which was amended effective April 2001. The agreement requires us to pay consulting fees in an amount of $300,000 per annum, plus an annual bonus of up to $300,000 based upon the achievement of targeted performance goals established by our board of directors. In 1999, 2000 and 2001, Mr. Taubman earned $400,000, $320,000 and $563,400, respectively, pursuant to the consulting agreement. The agreement will terminate on April 15, 2002. Mr. Taubman has agreed not to compete with us, to preserve our confidential information, not to recruit or employ our employees to or in other businesses and not to solicit our customers or suppliers for competitors. Pursuant to the consulting agreement, we and Mr. Taubman have entered into an indemnity agreement whereby we will indemnify Mr. Taubman for actions taken as an officer or director of, or consultant to, us to the fullest extent permitted by law.

Discount Change of Control Employment Agreements and Severance Plan

Each of C. Michael Moore, Discount’s Executive Vice President–Finance and Chief Financial Officer, Michael Harrah, Discount’s Vice President–Information Systems, Clement Bottino, Discount’s Vice President–Human Resources, David Viele, Discount’s Vice President–Purchasing, C. Roy Martin, Discount’s Vice President–Supply Chain and Logistics, Tom Merk, Vice President–Sales and Marketing and three non-executive officers of Discount has a change of control employment agreement with Discount that provides that each of them is entitled to severance benefits upon a termination or constructive termination of his employment that occurs during a specified period following our acquisition of Discount, unless the termination is for cause or by the officer for other than good reason, as defined in the agreements, prior to one year following the change of control.

The extent of the severance benefits and the manner in which they are paid are dependent on the position and tenure of the officer, which determines the applicable employment period, and the reason the officer’s employment was terminated. The applicable employment period for Mr. Moore is set at thirty-six months and the applicable employment period for each of the other officers is determined based on a formula that gives specified credit for the executive’s position with Discount and separate credit for the executive’s tenure with Discount.

The agreements also provide for specified salary and benefits to be paid to the officers upon a termination of employment as a result of death or disability. The agreement with Mr. Moore provides for a payment, if necessary, intended to make him whole for any excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, with respect to any payment or benefit that he may receive.

The approximate lump sum severance payment that would be due under the change of control employment agreements for Messrs. Harrah, Bottino,Viele, Martin and Merk, if their employment were to be terminated by us without cause, would be $255,400, $358,500, $379,800, $176,800 and $247,900, respectively. The approximate lump sum severance payment that would be due under the change of control employment agreement for Mr. Moore, if his employment had been terminated by us without cause at November 28, 2001 would be $866,800, plus any applicable “gross-up” payment required to compensate him for any excise tax imposed on him, as discussed above.

The total cost for all severance payments and benefits that would be owed under all of these change of control employment agreements and arrangements if each participant’s employment had been terminated without cause immediately after the Discount acquisition, and any “gross-up” payment required to be made to Mr. Moore, as described above, would have been approximately $9.0 million.

In addition to the above benefits that may accrue upon termination of the officer, the change of control employment agreements and arrangements with other non-executive employees provide for benefits during the participant’s continued employment with us following the closing of the acquisition. These benefits include salary protections and provisions that entitle the officer to receive similar benefits as those offered to other officers, including participation in bonus and incentive compensation plans and programs, medical, life and other insurance benefits, vacation, reimbursement of expenses and indemnification and director and officer liability insurance.

The change of control employment agreements also provide that for a period of time during the continued employment of the officer with us following the closing of the Discount acquisition or following termination of employment of the officer, the officer will not (1) act in any manner or capacity in or for any business entity that competes with Discount, (2) divulge any confidential information of Discount to a third party, except for the benefit of Discount or when required by law, and (3) solicit or hire away any person who was an employee of Discount on the effective date of the Discount acquisition.

Executive Compensation

The following table sets forth the compensation received by our Chief Executive Officer and the four other most highly compensated executives serving as officers at the end of our last completed fiscal year. We refer to these individuals as our named executive officers.

Summary Compensation Table

	Annual Compensation				Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus		Securities Underlying Options/SARs	All Other Compensation(2)
Lawrence P. Castellani Chief Executive Officer	2001 2000 1999	$622,116 542,308 —	$391,800 75,000 3,272,700	(1)	60,000 1,050,000 —	$5,100 — —

Jimmie L. Wade President and Chief Financial Officer	2001 2000 1999	$288,270 265,865 174,421	$218,985 128,502 158,026		35,000 30,000 34,500	$6,460 6,336 6,080

David R. Reid Executive Vice President and Chief Operating Officer	2001 2000 1999	$258,847 250,000 198,808	$179,571 84,923 156,625		27,500 25,000 34,500	$6,460 6,379 6,080

Paul W. Klasing Executive Vice President, Merchandise and Marketing	2001 2000 1999	$222,116 184,128 151,031	$136,571 80,605 139,359		25,000 18,000 34,500	$6,460 6,298 6,080

Shirley L. Stevens Senior Vice President and Chief Information Officer	2001 2000 1999	$180,846 172,782 164,665	$82,408 61,820 130,840		10,000 10,000 8,000	$7,875 6,302 6,080

(1)
Mr. Castellani received a signing bonus that was accrued on January 1, 2000 in connection with his appointment as Chief Executive Officer. Approximately $1.9 million of the bonus was used to purchase shares of our common stock.

(2)	Consists of matching contributions made by us under our 401(k) savings plan.

Option Grants in Last Fiscal Year

The following table sets forth information concerning options granted in 2001 to each of the named executive officers.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Price Appreciation for Option Term(2)
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2001	Exercise or Base Price per share(1)	Expiration Date
					5%	10%
Lawrence P. Castellani	60,000	17.8%	$21.00	4/5/08	$512,947	$1,195,384
Jimmie L. Wade	35,000	10.4%	21.00	4/5/08	299,219	697,307
David R. Reid	27,500	8.1%	21.00	4/5/08	235,100	547,884
Paul W. Klasing	25,000	7.4%	21.00	4/5/08	213,728	498,076
Shirley L. Stevens	10,000	3.0%	21.00	4/5/08	85,500	199,200

(1)	Represents the fair market value of the underlying shares of common stock at the time of the grant, as determined by our board of directors.
(2)
The potential realizable value is calculated assuming that the fair market value of our common stock appreciates at the indicated annual rate compounded annually for the entire seven-year term of the option, and that the option is exercised and the underlying shares of our common stock sold on the last day of its seven-year term for the appreciated stock price. The assumed 5% and 10% rates of appreciation are mandated by the rules of the SEC and do not represent our estimate of the future prices or market value of our common stock.

Fiscal Year-End Option Values

The following table sets forth information with respect to our named executive officers concerning option exercises for 2001 and exercisable and unexercisable stock options held at December 29, 2001. No options were exercised by these officers during the year ended December 29, 2001.

	Number of Securities Underlying Unexercised Options at December 29, 2001		Value of Unexercised In-the-Money Options at December 29, 2001(1)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Lawrence P. Castellani	350,000	760,000	$9,138,500	$19,840,000
Jimmie L. Wade	41,333	58,167	1,332,007	1,612,078
David R. Reid	39,667	47,333	1,281,623	1,315,937
Paul W. Klasing	37,333	40,167	1,211,087	1,109,738
Shirley L. Stevens	33,667	19,333	1,100,243	542,647

(1)
Values for “in-the-money” outstanding options represent the positive spread between the respective exercise prices of the outstanding options and the fair market value underlying Advance common stock on December 28, 2001 of $47.05.

Stock Subscription Plans

We have adopted stock subscription plans pursuant to which, at or since our 1998 recapitalization, certain directors, officers and key employees have purchased 747,550 shares, net of cancellations, of our outstanding common stock at the fair market value at the time of purchase. Agreements entered into in connection with the stock subscription plans provide for certain restrictions on transferability. Approximately $3.2 million of the purchase price for these shares has been paid by delivery of full recourse promissory notes bearing interest at the prime rate and due five years from their inception, secured by all of the stock each individual purchased under the plans. At December 29, 2001, $2.7 million under these notes remained outstanding.

Messrs. Wade, Reid and Klasing and Ms. Stevens purchased 25,000 shares, 20,000 shares, 20,000 shares and 20,000 shares. For these individuals, $75,000, $115,000, $110,000 and $100,000 of their purchase price was financed through the delivery of promissory notes on the terms described above. At December 29, 2001, the outstanding principal balance on the promissory notes was $115,000, $110,000 and $100,000 for each of Messrs. Reid and Klasing and Ms. Stevens, respectively, and Mr. Wade had repaid his promissory note in full. Mr. Castellani entered into a stock subscription agreement under the stock subscription plan in 2000, pursuant to which he purchased 75,000 shares of our common stock. $900,000 of Mr. Castellani’s purchase price was financed through the delivery of a promissory note to us. At December 29, 2001, the outstanding balance of the promissory note was $600,000.

Garnett E. Smith, Vice Chairman of the Board, purchased 250,000 shares for cash pursuant to a stock subscription plan and did not deliver a promissory note. In September 2001, we loaned Mr. Smith $1.3 million. This loan is evidenced by a full recourse promissory note bearing interest at the prime rate, with such interest payable annually, and due in full five years from its inception. Payment of the promissory note is secured by a stock pledge agreement that grants us a security interest in all of the shares of our common stock acquired by Mr. Smith under our stock subscription plan.

Stock Option Plans

At December 29, 2001, we have granted a total of 3,021,947 shares under our option plans, net of cancellations. Each option plan participant has entered into an option agreement with us. The option plans and each outstanding option thereunder are subject to termination in the event of a change in control or other extraordinary corporate transactions, as more fully described in the option plans. In addition, all options granted pursuant to the option plans will terminate 90 days after termination of employment, unless termination was for cause, in which case an option will terminate immediately, or in the event of a termination due to death or disability, in which case an option will terminate 180 days after such termination. All options granted under our 2001 Senior Executive Stock Option Plan and 2001 Executive Stock Option Plan will terminate on the seventh anniversary of the option agreement under which they were granted if not exercised prior thereto.

On December 12, 2001, our board of directors approved an amendment to our stock option plans that eliminated certain variable provisions established as a result of our being a private company prior to the Discount acquisition. These modifications resulted in accelerating vesting provisions under the performance options and establishing a fixed exercise price on options with variable exercise prices. No additional common shares or options were issued as a result of these modifications.

2001 Senior Executive Stock Option Plan

Our 2001 Senior Executive Stock Option Plan provides for the grant to our senior executive officers of incentive and nonqualified options to purchase shares of common stock. The plan authorizes the issuance of options to purchase up to 1,710,000 shares of common stock and is administered by the compensation committee. Shares received upon exercise of options, as well as all outstanding options, are also subject to obligations to sell at the request of Freeman Spogli & Co. At December 29, 2001, options to purchase 1,545,500 shares of common stock were outstanding under the plan, 1,105,167 of which were exercisable, and options to purchase 164,500 shares of common stock were available for future grant.

2001 Executive Stock Option Plan

Our 2001 Executive Stock Option Plan provides for the grant to our directors, consultants and key employees of incentive and nonqualified options to purchase shares of common stock. The plan authorizes the issuance of options to purchase up to 3,600,000 shares of common stock and is administered by the compensation committee. Most of the options granted under the plan become exercisable based on our attainment of certain operating performance criteria, as established by the board of directors.

Under the terms of the Discount merger agreement, we were obligated to convert outstanding Discount options with an exercise price greater than $15.00 into options to purchase shares of our common stock, preserving the same economic terms. As a result, we granted 574,765 substitute options under the 2001 Executive Stock Option Plan at a weighted average exercise price of $38.87 per share. Further, we were obligated to memorialize these substitute options in an agreement no more restrictive, from the perspective of the option holder, than the option agreement between Discount and the holder. Therefore, these options do not contain the same provisions regarding termination as the current options issued by us and will terminate on the tenth anniversary of the date of the option agreement between Discount and the holder.

At December 29, 2001, including the substitute options granted to Discount’s option holders, options to purchase 1,476,447 shares of common stock were outstanding under the 2001 Executive Stock Option Plan, 985,614 of which were exercisable, and options to purchase 2,123,553 shares of common stock were available for future grant.

Limitation of Liability and Indemnification

As allowed by the Delaware General Corporation Law, our certificate of incorporation contains a provision to limit the personal liability of our directors for violations of their fiduciary duty. This provision eliminates each director’s liability to us or our stockholders for monetary damages to the fullest extent permitted by Delaware law. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including such actions involving gross negligence. However, our directors will be personally liable to us and our shareholders for monetary damages if they violated their duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. Our articles further provide that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law without further action by the shareholders. These provisions of our articles will limit the remedies available to a shareholder in the event of breaches of a director’s duties to such shareholder or us.

Our bylaws provide for indemnification of and the payment of expenses in advance to directors and officers to the fullest extent permitted by applicable law.

We have obtained directors’ and officers’ liability insurance, which insures against liabilities that our directors or officers may incur in such capacities. We have also entered into indemnification agreements with our directors and officers. The indemnification agreements provide indemnification to our directors and officers under certain circumstances for acts or omissions that may not be covered by directors’ and officers’ liability insurance.

Insofar as the indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our common stock, at February 28, 2002 and as adjusted to reflect the sale of common stock offered in this offering by:
•	each person or entity known to us that beneficially owns more than 5% of our common stock;
•	each stockholder selling shares of our common stock in this offering;
•	each of our named executive officers and certain other executive officers;
•	each member of our board of directors; and
•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or will become exercisable within 60 days after February 28, 2002 are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The address for those individuals for which an address is not otherwise indicated is: c/o Advance Auto Parts, Inc., 5673 Airport Road, NW, Roanoke, Virginia 24012.

The percentages of common stock beneficially owned are based on 32,698,324 shares of our common stock outstanding at February 28, 2002 and 34,948,324 shares of our common stock outstanding following this offering. The shares of our common stock beneficially owned by Freeman Spogli & Co. exclude 2,891,795 shares that Freeman Spogli & Co. has the power to vote pursuant to an irrevocable proxy from Ripplewood Partners that will terminate upon the closing of this offering.

	Shares Beneficially Owned Before Offering		Shares to be Sold in the Offering	65.6Shares Beneficially Owned After Offering
Name	Number	Percentage	Number	Number	Percentage
Freeman Spogli & Co. LLC(1)	11,022,652	33.7%	2,930,511	8,092,141	23.2%
Mark J. Doran(1)	11,022,652	33.7	—	8,092,141	23.2
John M. Roth(1)	11,022,652	33.7	—	8,092,141	23.2
Ronald P. Spogli(1)	11,022,652	33.7	—	8,092,141	23.2
Sears, Roebuck and Co.(2)	11,474,606	35.1	3,050,669	8,423,937	24.1
Paul J. Liska(2)	11,474,606	35.1	—	8,423,937	24.1
Glenn Richter(2)	11,474,606	35.1	—	8,423,937	24.1
Ripplewood Partners, L.P. and affiliates(3)(4)	2,891,795	8.8	768,820	2,122,975	6.1
Timothy C. Collins(3)(4)	2,891,795	8.8	—	2,122,975	6.1
Nicholas F. Taubman(5)	1,398,732	4.2	—	1,398,732	4.0
Arthur Taubman Trust dated July 13, 1964(6)	1,148,633	3.5	—	1,148,633	3.3
Lawrence P. Castellani(7)(8)	885,000	2.6	—	885,000	2.5
Garnett E. Smith(8)	679,500	2.1	—	679,500	1.9
Jimmie L. Wade(8)	91,166	*	—	91,166	*
David R. Reid(8)	80,333	*	—	80,333	*
Paul W. Klasing(8)	74,833	*	—	74,833	*
Shirley L. Stevens(8)	63,000	*	—	63,000	*
Peter J. Fontaine(9)	1,036,858	3.2	—	1,036,858	3.0
William L. Salter(10)	—	—	—	—	—
Stephen M. Peck(11)	—	—	—	—	—
All executive officers and directors as a group (19 persons)	30,908,542	89.4%	6,750,000	24,158,543	65.6%

*	Less than 1% of the outstanding shares of common stock

(1)
11,022,652 shares of our common stock are held of record by FS Equity Partners IV, L.P., or FSEP IV. As the general partner of FSEP IV, FS Capital Partners LLC has the sole power to vote and dispose of the shares owned by FSEP IV. Messrs. Doran, Roth, Spogli, Bradford M. Freeman, Todd W. Halloran, Jon D. Ralph, Charles P. Rullman, J. Frederick Simmons and William M. Wardlaw are the managing members of FS Capital Partners LLC, and Messrs. Doran, Freeman, Halloran, Ralph, Roth, Rullman, Simmons, Spogli and Wardlaw are the members of Freeman Spogli & Co. LLC, and as such may be deemed to be the beneficial owners of the shares of our common stock and rights to acquire our common stock owned by FSEP IV. Freeman Spogli & Co. and its members have, in addition, sole power to vote 2,891,795 shares of our common stock owned of record by Ripplewood Partners, L.P. and Ripplewood Advance Auto Parts Employee Fund I L.L.C. pursuant to an irrevocable proxy delivered to Freeman Spogli & Co. under the terms of the stockholders agreement. This irrevocable proxy will expire upon the closing of this offering. Freeman Spogli & Co. neither has shared nor sole power to dispose of shares held by Ripplewood Partners or the Ripplewood employee fund. The business address of Freeman Spogli & Co., FSEP IV, FS Capital Partners, and Messrs. Freeman, Spogli, Wardlaw, Simmons, Roth, Rullman, Ralph, Halloran and Doran is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

(2)
11,474,606 shares of our common stock are held of record by Sears, Roebuck and Co. Messrs. Liska and Richter, as Executive Vice President and Chief Financial Officer, and Senior Vice President of Finance, respectively, of Sears, have the power to direct the voting of the shares of our common stock held by Sears, and as such may be deemed to be the beneficial owners of the shares of our common stock owned by Sears. The business address of Sears, Mr. Liska and Mr. Richter is 3333 Beverly Road, Hoffman Estates, Illinois 60179.

(3)
2,763,110 shares of our common stock are held of record by Ripplewood Partners, and 128,685 shares of our common stock are held of record by the Ripplewood Advance Auto Parts Employee Fund I, L.L.C. Ripplewood Investments L.L.C. (formerly known as Ripplewood Holdings, L.L.C.) is the sole general partner of Ripplewood Partners and the sole managing member of the Ripplewood employee fund and, therefore, has the sole power to vote or dispose of the shares owned by Ripplewood Partners and the Ripplewood employee fund. Pursuant to the stockholders agreement and an irrevocable proxy required by the terms thereof, Freeman Spogli & Co. has sole voting power over all of the shares of our common stock held by Ripplewood Partners and the Ripplewood employee fund. This irrevocable proxy will expire upon the closing of this offering. Mr. Collins is the Chief Executive Officer of Ripplewood Investments L.L.C. and as such may be deemed to be the beneficial owner of the shares of our common stock owned by Ripplewood Partners and the Ripplewood employee fund. The business address of Ripplewood Investments L.L.C., Ripplewood Partners, the Ripplewood employee fund and Mr. Collins is 1 Rockefeller Plaza, 32nd Floor, New York, New York 10020.

(4)
Ripplewood has granted to the underwriters an over-allotment option to purchase up to an additional 1,350,000 of its shares to cover over-allotments, if any. If the underwriters exercise their over-allotment option in full, Ripplewood would beneficially own 772,975 shares after the offering, or 2.2%.

(5)	Includes 250,000 shares subject to immediately exercisable options.
(6)
Includes 250,000 shares subject to immediately exercisable options. The trustees of the Arthur Taubman Trust dated July 13, 1964 are Eugenia Taubman, who is the spouse of Nicholas F. Taubman, Grace W. Taubman, who is Nicholas F. Taubman’s mother, and First Premier Bank.

(7)	Includes an aggregate of 11,890 shares held by Mr. Castellani’s children.
(8)
Includes shares of our common stock subject to options beneficially owned by the following persons and exercisable within 60 days of February 28, 2002: Mr. Castellani–700,000 options; Mr. Smith–429,500 options; Mr. Wade–66,167 options; Mr. Reid–60,333 options; Mr. Klasing–54,833 options; and Ms. Stevens–43,000 options.

(9)
Reflects shares of our common stock held by the Peter J. Fontaine Revocable Trust, Fontaine Industries Limited Partnership and Peter J. Fontaine, individually. As trustee of the Peter J. Fontaine Revocable Trust, which is the general partner of Fontaine Industries Limited Partnership, Mr. Fontaine has the power to direct the voting of the shares of our common stock held by the Fontaine Trust and Fontaine Industries Limited Partnership.

(10)	The business address of Mr. Salter is 3333 Beverly Road, Hoffman Estates, Illinois 60179.
(11)	The address of Mr. Peck is 505 Park Avenue, 5th Floor, New York, New York 10022.

RELATED-PARTY TRANSACTIONS

Affiliated Leases

We lease our Roanoke, Virginia distribution center, an office and warehouse facility, one warehouse, 18 of our stores and three former stores from Nicholas F. Taubman or members of his immediate family. We lease our corporate headquarters from Ki, L.C., a Virginia limited liability company owned by two trusts for the benefit of a child and a grandchild of Mr. Taubman. Rents for the affiliated leases may be slightly higher than rents for non-affiliated leases, but we do not believe the amount of such difference is material. In addition, terms of the affiliated leases may be more favorable to the landlord than those contained in leases with non-affiliates. For example, the rent payable during the option term is not fixed or required to be commensurate with prevailing market rents then in effect. Instead, rent during the option term is subject to negotiation between the landlord and tenant. The leases also provide that the tenant, and not the landlord, is responsible for structural maintenance. However, in connection with the recapitalization, certain other terms of the leases with affiliates (including provisions relating to assignment, damage by casualty and default cure periods) were amended so that they would be no less favorable to us than non-affiliated leases. All affiliated leases are on a triple net basis. Lease expense for affiliated leases was $3.3 million for each of 1999 and 2000, and $3.2 million for 2001.

Three Western Auto stores in Puerto Rico are on the premises of Sears stores and the buildings are subleased from Sears. The rental rates were established prior to the Western merger by arm’s-length negotiation between us and Sears, and we believe that the rent and terms of the subleases reflect market rates and terms at the time of the Western merger. During 1999, 2000 and 2001, we paid Sears approximately $681,000, $660,000 and $585,000, respectively, for the use of these facilities.

Options Granted to Mr. Taubman and the Taubman Trust

In connection with the recapitalization, we entered into an option agreement with Mr. Taubman and the Taubman Trust and granted immediately exercisable options to purchase 250,000 shares of our common stock to each of Mr. Taubman and the Taubman Trust. The options have an initial exercise price of $10.00, with the exercise price increasing by $2.00 on each anniversary of the recapitalization. The exercise price is currently $16.00 and will increase to $18.00 on April 15, 2002. Both the exercise price and the number of shares that may be purchased pursuant to the options, are subject to certain adjustments. The options will expire if not exercised by April 15, 2005. If Mr. Taubman or the Taubman Trust exercises any of these options, the shares received will be subject to the stockholders agreement and entitled to the registration rights provisions of that agreement.

Certain Payments and Loans

In September 2001, we loaned Garnett E. Smith, Vice Chairman of the Board, $1.3 million. This loan is evidenced by a full recourse promissory note bearing interest at prime rate, with such interest payable annually, and due in full in five years from its inception. Payment of the promissory note is secured by a stock pledge agreement that grants us a security interest in all of the shares of our common stock acquired by Mr. Smith under our stock subscription plan.

Messrs. Wade, Reid, Klasing, Gray, Margolin and Hedrick and Ms. Stevens purchased 25,000 shares, 20,000 shares, 20,000 shares, 10,000 shares, 14,300 shares, 14,300 shares and 20,000 shares. For these individuals, $75,000, $115,000, $110,000, $50,000, $150,000, $150,000 and $100,000 of their purchase price was financed through the delivery of promissory notes on the terms described above. At December 29, 2001, the outstanding principal balance on the promissory notes was $115,000, $110,000, $40,000, $150,000, $150,000 and $100,000 for each of Messrs. Reid, Klasing, Gray, Margolin and Hedrick and Ms. Stevens, respectively, and Mr. Wade had repaid his promissory note in full. Mr. Castellani entered into a stock subscription agreement under the stock subscription plan in 2000, pursuant to which he purchased 75,000 shares of our common stock. $900,000 of Mr. Castellani’s purchase price was financed through the delivery of a promissory note to us. At December 29, 2001, the outstanding balance of the promissory note was $600,000.

Other Transactions with Sears

On November 2, 1998, we acquired Western from WA Holding Co., or WAH, a wholly owned subsidiary of Sears. In the Western merger, we issued WAH 11,474,606 shares of our common stock. On February 6, 2002, we engaged in a transaction with Sears in which we transferred to Sears 11,474,606 shares of our common stock, in exchange for the transfer by Sears to us of the outstanding common stock of WAH and cancelled the shares of our common stock previously held by WAH. In connection with the Western merger, WAH (Sears after the WAH transaction described above) became entitled, under our stockholders agreement, to nominate three directors to our board of directors. At February 1, 2002, Paul J. Liska, Glenn Richter and William L. Salter served on the board of directors as Sears nominees.

In connection with the Western merger, Western entered into agreements with Sears in order to continue to obtain supplies of certain products bearing trademarks owned by Sears for the wholesale segment and the service stores for three years. Pursuant to these agreements, Western purchased directly from the manufacturers approximately $13.5 million, $9.2 million and $4.6 million of these products in 1999, 2000 and 2001, respectively, and we believe that Sears received fees in connection with such sales. The prices paid per unit for the products sold in the Western Auto stores were determined prior to the Western merger by arm’s-length negotiation between us and Sears.

Western also entered into agreements with Sears and its affiliates whereby consumers can make retail purchases at the Western Auto retail stores and the independent dealer stores supplied by the wholesale segment using the Sears credit card or other Western private label credit cards. Sears and its affiliates are paid a discount fee on each retail transaction made using these credit cards. This fee is competitive with the fees paid by Western and us to third party credit card providers such as Visa, MasterCard and American Express for transactions using their credit cards. Under this agreement, Western incurred approximately $348,000, $405,000 and $339,000 in discount fees in 1999, 2000 and 2001, respectively. In addition, a portion of a service store was leased to Sears, and certain Western employees performed services for Sears during 1999 and 1998, for use in Sears’ administration of the credit card program. Sears made payments to us, which aggregated approximately $2.3 million in 1999, that were intended to reimburse us for our expense in connection with the facility and the employees. This arrangement was terminated prior to 2000.

In addition, Sears provided certain services, including payroll and accounts receivable, to effect an orderly transition of Western from a subsidiary of Sears to one of our subsidiaries. At January 1, 2000, we began performing these services for Western. Pursuant to this arrangement, we incurred $887,000 for services performed by Sears in 1999, of which $844,000 was accrued at January 2, 1999. At January 1, 2000, all amounts under this arrangement had been paid.

During 1999, we signed an agreement with Sears Logistic Systems, an affiliate of Sears, to provide us with billing administration services related to certain courier firms that we used. Sears Logistic Systems manages the invoice processing procedure and bills us for the courier services provided by the outside firm plus a four percent administration fee. During 1999, we paid Sears Logistic Systems approximately $62,000.

Under the terms of an insurance program established by a Sears subsidiary on behalf of Western prior to the Western merger, with respect to certain insurable losses where we may otherwise have a retention obligation or deductible under the applicable insurance policy providing coverage, we will be entitled to be reimbursed by Sears for our losses. No material payments were made under the insurance program in 1999 or 2001. We received approximately $1.5 million during 2000 for a claim processed under the insurance program.

In connection with the Western merger, we entered into an agreement with Sears under which we may be given a priority position as a local supplier to up to approximately 250 Sears Auto Centers or National Tire & Battery stores that are located near our stores. Under this agreement, upon request from a Sears Auto Center or a National Tire & Battery store, we will deliver parts and charge a price negotiated at arm’s-length with Sears prior to the Western merger. In addition, if the volume of activity under this agreement meets certain agreed-upon thresholds, Sears will receive rebates on its purchases. During 1999, 2000 and 2001, we sold $5.3 million, $7.5 million and $7.5 million, respectively, of merchandise to Sears under the supply agreement.

Sears also arranged to buy from us certain products in bulk for its automotive centers, at cost plus a set handling fee. During the first quarter of 1999, we made final shipments to Sears under this arrangement totaling $530,000.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.0001 per share.

At February 28, 2002, there were 32,698,324 shares of our common stock outstanding, which were held by 398 stockholders of record.

The following description of our capital stock is not complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement filed of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

Holders of shares of common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled or permitted to vote. Our certificate of incorporation and bylaws provide that, except as otherwise provided by law, the affirmative vote of a majority of the shares entitled to vote, present in person or represented by proxy at a meeting at which a quorum is present, shall be the act of the stockholders. Delaware law requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon to authorize certain extraordinary actions, such as mergers, consolidations, dissolutions of the corporation or an amendment to the certificate of incorporation of the corporation. There is no cumulative voting for the election of directors. Upon a liquidation, our creditors and any holders of preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. The holders of our common stock would be entitled to receive a pro rata amount per share of any excess distribution. Holders of common stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation empowers our board of directors to issue up to 10,000,000 shares of preferred stock from time to time in one or more series. The board also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that we may be issued in the future. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. Although there are no shares of preferred stock currently outstanding and we have no present intention to issue any shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Stockholders Agreement

We have entered into a stockholders agreement with Nicholas Taubman, the Arthur Taubman Trust Dated July 13, 1964, Freeman Spogli & Co., Ripplewood Partners, L.P. and the Ripplewood employee fund, which we refer to collectively as the Ripplewood entities, Sears and Peter Fontaine, together with entities controlled by him. Under the stockholders agreement, Freeman Spogli & Co., the Ripplewood entities, Sears and Mr. Taubman and the Taubman Trust have the right to purchase their pro rata share of certain new issuances of our securities, including capital stock. The stockholders agreement further provides tag-along rights such that (i) upon transfers of our common stock by Freeman Spogli & Co. (excluding transfers to affiliates), Mr. Taubman, the Taubman Trust, the Ripplewood entities and Sears will have the right to participate in such sales on a pro rata basis, (ii) upon transfers of our common stock by Sears (excluding transfers to affiliates), Freeman Spogli & Co., Mr. Taubman, the Taubman Trust, and the Ripplewood entities will have the right to participate in such sales on a pro rata basis and (iii) upon transfers of our common stock by the Ripplewood entities (excluding transfers to affiliates), Freeman Spogli & Co. will have the right to participate in such sales on a pro rata basis, and if Freeman Spogli & Co. exercises such right, Mr. Taubman, the Taubman Trust and Sears will have the right to participate in such sales on a pro rata basis. In addition, if Freeman Spogli & Co. sells all of its holdings of our common stock, Ripplewood, Mr. Taubman and the Taubman Trust will be obligated to sell all of their shares of our common stock at the request of Freeman Spogli & Co. The right to purchase their pro rata share of certain new issuances of our securities, the tag along rights and the rights to participate shall expire at times specified in the stockholders agreement.

The stockholders agreement further provides that the parties will vote at each annual meeting to elect to the board of directors Mr. Taubman, our chief executive officer, three nominees of Freeman Spogli & Co., three nominees of Sears, one nominee of Ripplewood and Mr. Fontaine. Certain transfers of our common stock by Mr. Taubman, Freeman Spogli & Co. or Sears will reduce the number of directors such parties are entitled to nominate. The parties to the stockholders agreement are obligated to vote for Mr. Fontaine’s election to our board until the earlier of 2004, Mr. Fontaine’s voluntary resignation from the board, his removal from the board for cause, Mr. Fontaine’s no longer having beneficial interest in at least 50% of the shares as to which he acquired beneficial ownership in the Discount acquisition, the termination of the voting rights of the other stockholders that are parties to the agreement or his death.

Pursuant to the stockholders agreement, without the approval of Mr. Taubman, we may not (1) issue any capital stock for consideration at less than fair market value, unless the capital stock is issued in a financing transaction fair to and in the best interests of us, subject to certain specified exceptions, (2) enter into any transaction with any affiliate of Freeman Spogli & Co., Ripplewood or Sears, except on terms no less favorable to us than are available from an unaffiliated party, or (3) amend our articles of incorporation or bylaws or the stockholders agreement in a manner that would adversely affect the rights and obligations of Mr. Taubman, subject to certain specified exceptions.

Registration Rights

Under the stockholders agreement, Freeman Spogli & Co., Sears, the Ripplewood entities, Mr. Taubman and the Taubman Trust and Fontaine Industries Limited Partnership have registration rights with respect to approximately 22,223,276 shares of common stock (including 500,000 shares subject to immediately exercisable options) that they hold. Under the stockholders agreement, beginning 180 days after the consummation of this offering, these stockholders may require us to register for resale under the Securities Act their shares of common stock. These registration rights include the following provisions:

Demand Registration Rights.    Freeman Spogli & Co., Sears, the Ripplewood entities, Mr. Taubman and the Taubman Trust may require us, at any time beginning 180 days after this offering, to register for public resale their shares of common stock, if they, individually or in the aggregate, hold shares representing the lesser of (1) 5% of the shares of common stock then outstanding or (2) shares of common stock representing not less than $20 million in fair market value as determined by our board of directors. Under this agreement, we have granted three demand registrations to each of Freeman Spogli & Co., Sears and collectively to Mr. Taubman and the Taubman Trust, and one demand registration to Ripplewood. In addition, Freeman Spogli & Co. and Sears may demand a simultaneous registration upon a demand by Ripplewood, Mr. Taubman or the Taubman Trust whereby all stockholders shall share in the registration pro rata. If Freeman Spogli & Co. and Sears do not wish to take part in a simultaneous registration upon a demand by Ripplewood, Mr. Taubman and the Taubman Trust may share pro rata in the registration. Upon any simultaneous registration, Fontaine may share pro rata in the registration.

If a demand registration is made at a time when we are planning to file a registration statement for a primary offering, so long as we file the registration statement within one month of the demand, we can postpone the demand registration until the earlier of 90 days following the effective date of the registration or six months from the date the demand is made. If a demand registration is made at a time when the registration would adversely affect a material acquisition or merger, we may postpone the demand registration for a period of up to 90 consecutive days (with a 30 day break between any two consecutive periods) or 180 days in any 12 month period.

Piggyback Registration Rights.    Beginning 180 days after this offering, all holders of shares with demand registration rights and Fontaine Industries Limited Partnership also have unlimited piggyback registration rights, subject to customary cutbacks. Accordingly, if we propose to file a registration statement for our own account or the account of any other holder of our common stock, we are required to give notice to these stockholders and use our best efforts to include the requesting stockholders’ shares in the registration.

Limitations on Registration.    All registration rights are generally subject to the right of the managing underwriter to reduce the number of shares included in the registration if the underwriter determines the success of the offering would be adversely affected.

Expenses.    We are responsible for paying all registration expenses, including the reasonable expenses of one counsel for the selling holders, but are not responsible for underwriting fees, discounts and commissions or the out-of-pocket expenses of the selling stockholders.

Indemnification.    We have agreed to indemnify Freeman Spogli & Co., Sears, Ripplewood, Mr. Taubman and the Taubman Trust and Mr. Fontaine, and the control persons of each, against certain liabilities under the Securities Act.

Potential Anti-takeover Effect of Delaware Law, Our Certificate of Incorporation and Bylaws

We are subject to the “business combinations” provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless:

•	the board of directors approved the transaction before the “interested stockholder” obtained such status;

•
upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of our outstanding common stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and are also officers and (ii) employee stock plans in which the participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in the tender or exchange offer; or

•
on or subsequent to such date, the business combination or merger is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by two-thirds of the holders of the outstanding common stock not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts.

Provisions of our certificate of incorporation and bylaws providing that only the board of directors, the chairman of the board of directors or the chief executive officer may call special meetings of stockholders, and prohibiting stockholder action by written consent, may have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from attempting to acquire control of us. Amendment of these provisions requires the affirmative vote of holders of 66 2/3% of our outstanding capital stock. In addition, our certificate of incorporation allows our board of directors to issue up to 10,000,000 shares of preferred stock that could have, when issued, voting rights or preferences that could impede the success of any hostile takeover, or delay a change in control or change in our management.

Listing

Our common stock is listed on the New York Stock Exchange under the trading symbol “AAP.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC. The transfer agent’s address is One Mellon Center, 500 Grant Street, Suite 2122, Pittsburgh, PA 15258-0001 and telephone number is (412) 236-8173.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have outstanding 34,948,324 shares of our common stock, assuming no exercise of outstanding options. We will have reserved 5,310,000 shares of common stock for issuance upon exercise of options granted or to be granted under our stock option plans, of which options to purchase 3,021,947 shares are outstanding, net of cancellations. We have also reserved 500,000 shares of common stock for issuance upon exercise of options granted to Nicholas F. Taubman and the Taubman Trust pursuant to two stock option agreements. The grant of options to purchase shares of common stock under our stock option plans is conditional on our having available a sufficient number of shares of capital stock authorized for issuance.

The 9,000,000 shares to be sold in this offering, plus any shares sold upon exercise of the underwriters over-allotment option, together with approximately 68,579 shares issued upon exercise of options since the Discount acquisition, and the 4,309,595 shares issued in the Discount acquisition, unless issued to a Discount affiliate, will be freely tradable without restriction or further registration under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate of us may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. 1,806,078 of the shares issued in the Discount acquisition were issued to affiliates of Discount who may resell those shares pursuant to an effective registration statement or pursuant to an exemption, including an exemption under Rule 145 of the Securities Act. The remaining 23,376,173 shares of our common stock outstanding are restricted securities as that term is defined under Rule 144 of the Securities Act. Restricted Securities may be sold in the public market only if the sale is registered or qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. The general provisions of Rule 144, Rule 145 and Rule 701 are described below.

Lock Up Agreements

At February 6, 2002, our executive officers and directors and certain entities and other individuals holding an aggregate of 22,281,876 shares of our common stock, as well as options to purchase an additional 1,899,000 shares of our common stock, have entered into the lock-up agreements described in “Underwriting.”

Peter J. Fontaine and entities controlled by him are bound not to sell their shares of common stock received in the Discount acquisition, or enter into a contract or hedge transaction having the economic consequences of a sale, for a period of 180 days after the Discount acquisition. Further, after completion of any underwritten public offering by us, so long as Mr. Fontaine is serving as a director or officer of our company, he and the Fontaine entities will also be restricted from selling our common stock for up to 180 days thereafter depending on the lock-up period applicable to Mr. Taubman. In addition, provisions of stock subscription agreements and stock option agreements will have the effect of prohibiting certain of our executive officers from selling shares acquired under the agreements into the public market for various periods of time following the acquisition.

Rule 144

In general, under Rule 144, a person, including each of our “affiliates,” who has beneficially owned “restricted securities” for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of our then outstanding shares of the common stock, approximately 349,483 shares as of February 28, 2002; or

•	the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of a notice of the sale with the SEC.

Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. Under Rule 144(k), a holder of “restricted securities” who is not an affiliate of us and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

Rule 145

A stockholder that received shares of our common stock in the Discount acquisition who was an affiliate of Discount at the time of the acquisition may resell those shares of our common stock in accordance with Rule 145. Under Rule 145, the stockholder may sell in any three-month period a number of shares that does not exceed the volume limitation of Rule 144 that is described above, subject to requirements relating to the manner of sale and notice and availability of current information about us. If the stockholder is not an affiliate of us, the shares may be sold without regard to the volume limitation once they stockholder has owned the shares for one year, subject only to the requirements relating to public information about us.

Rule 701

In general, and subject to lock-up agreements, any of our employees, consultants or advisors, other than affiliates, who purchased shares from us under our stock subscription plans or stock option plans or other written agreements in accordance with Rule 701 of the Securities Act, are eligible to resell their shares under Rule 144 after satisfying the one year holding period.

Registration of Shares Under Stock Option Plans

We filed a registration statement on Form S-8 covering all of the shares of common stock issuable or reserved for issuance under our stock option plans, including the shares of common stock issuable upon exercise of the substitute stock options granted to certain of Discount’s option holders in accordance with the terms of the merger agreement. When issued, these shares will be freely tradeable in the public market, subject to Rule 144 volume limitations applicable to affiliates and, in some cases, the expiration of the lock-up agreements described in “Underwriting.”

Registration Rights Agreement

In addition to rights of sale under Rule 144, several of our officers, directors and stockholders that hold an aggregate of 22,223,276 shares of outstanding common stock (including 500,000 shares subject to immediately exercisable options) have registration rights which enable them to require us to file a registration statement registering their shares for resale to the public. Beginning 180 days after the consummation of this offering, these stockholders may require us to register for resale under the Securities Act their shares of common stock.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
NON-UNITED STATES HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. In general, a non-U.S. holder is:

•	an individual who is neither a citizen nor a resident of the U.S. (as determined for U.S. federal income tax purposes);

•	a corporation or other entity taxed as a corporation organized or created under non-U.S. law;

•	an estate that is not taxable in the U.S. on its worldwide income; or

•	a trust that is either not subject to primary supervision by a U.S. court or not subject to the control of a U.S. person with respect to substantial trust decisions.

If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding common stock, we suggest that you consult your tax advisor.

If you are an individual, you may, in many cases, be deemed to be a resident of the U.S. by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”) and administrative interpretations of the Code as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect.

This discussion does not address all aspects of U.S. federal taxation or other tax considerations that may be relevant to you, and in particular is limited in the ways that follow:

•	The discussion assumes that you hold your common stock as a capital asset and that you do not have a special tax status.

•	The discussion does not consider tax consequences that depend upon your particular tax situation in addition to your ownership of the common stock.

•	The discussion does not consider special tax provisions that may be applicable to you if you have relinquished U.S. citizenship or residence.

•	The discussion does not cover state, local or foreign law.

•	We have not requested a ruling from the Internal Revenue Service (“IRS”) on the tax consequences of owning the common stock. As a result, the IRS could disagree with portions of this discussion.

Each prospective purchaser of common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of our common stock as well as any tax consequences that may arise under the laws of any United States state, municipality or other taxing jurisdiction.

Distributions

Distributions paid on the shares of common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will be treated first as a tax-free return of your basis in the shares of common stock, causing a reduction in the adjusted basis of the common stock, and the balance in excess of adjusted basis will be treated as capital gain recognized on a disposition of the common stock (as discussed below).

As discussed under “Dividend Policy,” we do not currently expect to pay dividends. In the event that we do pay dividends, subject to the discussion below, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. A non-U.S. holder generally must file IRS Form W-8BEN to certify its entitlement to the benefit of a reduced rate of withholding under an income tax treaty. If common stock is held through a foreign partnership or a foreign intermediary, the partnership or intermediary, as well as the partners or beneficial owners, may need to meet certification requirements.

The withholding tax does not apply to dividends paid to a non-U.S. holder that provides a Form W-8ECI certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends generally will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. If the non-U.S. holder is eligible for the benefits of a tax treaty between the U.S. and the holder’s country of residence, any effectively connected income generally will be subject to U.S. federal income tax only if it is attributable to a permanent establishment in the U.S. maintained by the holder and such treaty-based tax position is disclosed to the IRS. A non-U.S. corporation receiving effectively connected dividends also may be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on an earnings amount that is net of the regular tax.

You may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, if certain tax treaties apply, is attributable to a permanent establishment in the U.S. maintained by such holder;

•
in the case of a non-resident alien individual who holds the common stock as a capital asset, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain conditions are met; or

•
unless an exception applies, we are or have been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or during the non-U.S. holder’s holding period, whichever period is shorter.

The tax relating to stock in a U.S. real property holding corporation does not apply to a non-U.S. holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock of a U.S. real property holding corporation, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We may be, or prior to a non-U.S. holder’s disposition of common stock may become, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

We must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount of any tax withheld. A similar report is sent to the non-U.S. holder. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence. A non-U.S. holder will generally be required to certify its non-U.S. status in order to avoid backup withholding on dividends (although, as noted above, such dividends distributed to a non-U.S. holder may be subject to the regular withholding rules).

U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.;

•	a controlled foreign corporation as defined in the Code; or

•	a foreign partnership with certain U.S. connections.

Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

A non-U.S. holder will be required to certify its non-U.S. status, in order to avoid information reporting and backup withholding on disposition proceeds, where the transaction is effected by or through a U.S. office of a broker.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is furnished to the IRS.

Federal Estate Tax

An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

THE FOREGOING DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF COMMON STOCK BY NON-U.S. HOLDERS. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, AND ANY APPLICABLE INCOME OR ESTATE TAX TREATIES.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated March                 , 2002, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated
Salomon Smith Barney Inc.

Total	9,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

One of the selling stockholders has granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 1,350,000 additional outstanding shares from the selling stockholder at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We may use more than 10% of the net proceeds from the sale of the common stock to repay indebtedness owed by us to affiliates of Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and Lehman Brothers Inc., each of whom is an underwriter in this offering. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the stock may not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Merrill Lynch, Pierce, Fenner & Smith Incorporated is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting the diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

Our officers, directors and certain stockholders, including the selling stockholders, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on The New York Stock Exchange under the symbol “AAP.”

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

Relationships with Affiliates of Certain Underwriters

We are in compliance with the terms of the indebtedness owed by us to affiliates of Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and Lehman Brothers Inc. The decision of Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and Lehman Brothers Inc. to distribute our shares of common stock was not influenced by their respective affiliates that are our lenders and those affiliates had no involvement in determining whether or when to distribute our shares of common stock under this offering or the terms of this offering. Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and Lehman Brothers Inc. will not receive any benefit from this offering other than the underwriting discounts and commissions paid by us and the selling stockholders.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Riordan & McKinzie, a Professional Law Corporation, Los Angeles, California. Principals and employees of Riordan & McKinzie are partners in partnerships that are limited partners of a Freeman Spogli & Co. investment fund that owns shares of our common stock. Certain legal matters raised in connection with this offering will be passed upon for the underwriters by King & Spalding.

EXPE RTS

The consolidated financial statements and schedules of Advance Auto Parts, Inc. at December 29, 2001 and December 30, 2000, and for each of the three years in the period ended December 29, 2001 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.

Ernst & Young LLP, independent certified public accountants, have audited the consolidated financial statements of Discount Auto Parts, Inc. at May 29, 2001 and May 30, 2000, and for each of the three years in the period ended May 29, 2001, as set forth in their report. The consolidated financial statements of Discount Auto Parts, Inc. have been included in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may read and copy any document we have filed or may in the future file at the SEC’s public reference facility in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, file periodic reports and other information, including proxy statements, with the SEC. These periodic reports and other information are and will be available for inspection and copying at the SEC’s public reference rooms and the web site of the SEC referred to above.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

ADVANCE AUTO PARTS, INC.

Page
Audited Consolidated Financial Statements of Advance Auto Parts, Inc. and Subsidiaries for the three years ended December 29, 2001, December 30, 2000 and January 1, 2000:
Report of Independent Public Accountants	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Changes in Stockholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-9

Schedule I—Condensed Financial Information of the Registrant	F-41
Schedule II—Valuation and Qualifying Accounts	F-47

DISCOUNT AUTO PARTS, INC.

Audited Consolidated Financial Statements of Discount Auto Parts, Inc. and Subsidiaries for three years ended June 1, 1999, May 30, 2000 and May 29, 2001:
Report of Independent Certified Public Accountants	F-48
Consolidated Balance Sheets	F-49
Consolidated Statements of Income	F-50
Consolidated Statements of Stockholders’ Equity	F-51
Consolidated Statements of Cash Flows	F-52
Notes to Consolidated Financial Statements	F-53

Unaudited Condensed Consolidated Financial Statements of Discount Auto Parts, Inc. and Subsidiaries for the twenty-six week periods ended November 27, 2001 and November 28, 2000:
Condensed Consolidated Balance Sheets	F-62
Condensed Consolidated Statements of Income	F-63
Condensed Consolidated Statements of Cash Flows	F-64
Notes to Condensed Consolidated Financial Statements	F-65

Report of Independent Public Accountants

To the Board of Directors and Stockholders of
Advance Auto Parts, Inc.:

We have audited the accompanying consolidated balance sheets of Advance Auto Parts, Inc. (a Delaware company) and subsidiaries (the Company), as of December 29, 2001, and December 30, 2000, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 29, 2001. These financial statements and the schedules referred to below are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advance Auto Parts, Inc. and subsidiaries as of December 29, 2001, and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the financial statements, effective December 31, 2000, the Company changed its method of accounting for certain cooperative advertising funds.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index to financial statements and schedules are presented for purposes of complying with the Securities and Exchange Commission’s rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

AR	THUR ANDERSEN LLP

Greensboro, North Carolina,
March 5, 2002.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 29, 2001 and December 30, 2000
(in thousands, except per share data)

ASSETS	December 29, 2001	December 30, 2000
Current assets:
Cash and cash equivalents	$18,117	$18,009
Receivables, net	93,704	80,578
Inventories, net	982,000	788,914
Other current assets	42,027	10,274

Total current assets	1,135,848	897,775
Property and equipment, net	711,282	410,960
Assets held for sale	60,512	25,077
Other assets, net	42,973	22,548

	$1,950,615	$1,356,360

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Bank overdrafts	$34,748	$13,599
Current portion of long-term debt	23,715	9,985
Accounts payable	429,041	387,852
Accrued expenses	176,218	124,962
Other current liabilities	30,027	42,794

Total current liabilities	693,749	579,192

Long-term debt	932,022	576,964

Other long-term liabilities	36,273	43,933

Commitments and contingencies
Stockholders’ equity:
Preferred stock, nonvoting, $0.0001 par value, 10,000 shares authorized; no shares issued or outstanding	—	—
Common stock, voting, $.0001 par value; 100,000 shares authorized; 32,692 and 28,289 issued and outstanding	3	3
Additional paid-in capital	496,538	375,209
Stockholder subscription receivables	(2,676)	(2,364)
Accumulated deficit	(205,294)	(216,577)

Total stockholders’ equity	288,571	156,271

	$1,950,615	$1,356,360

The accompanying notes to consolidated financial statements
are an integral part of these balance sheets.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data)

	2001	2000	1999
Net sales	$2,517,639	$2,288,022	$2,206,945
Cost of sales, including purchasing and warehousing costs	1,441,613	1,392,127	1,404,113
Expenses associated with supply chain initiatives	9,099	—	—

Gross profit	1,066,927	895,895	802,832
Selling, general and administrative expenses	947,531	801,521	740,481
Expenses associated with supply chain initiatives	1,394	—	—
Impairment of assets held for sale	12,300	856	—
Expenses associated with merger-related restructuring	3,719	—	—
Expenses associated with merger and integration	1,135	—	41,034
Non-cash stock option compensation expense	11,735	729	1,082

Operating income	89,113	92,789	20,235
Other, net:
Interest expense	61,895	66,640	62,792
Other income, net	1,283	1,012	4,647

Total other expense, net	60,612	65,628	58,145

Income (loss) before provision (benefit) for income taxes, extraordinary items, and cumulative effect of a change in accounting principle	28,501	27,161	(37,910)
Provision (benefit) for income taxes	11,312	10,535	(12,584)

Income (loss) before extraordinary items and cumulative effect of a change in accounting principle	17,189	16,626	(25,326)
Extraordinary items, (loss) gain on debt extinguishment, net of ($2,424) and $1,759 income taxes, respectively	(3,682)	2,933	—
Cumulative effect of a change in accounting principle, net of $1,360 income taxes	(2,065)	—	—

Net income (loss)	$11,442	$19,559	$(25,326)

The accompanying notes to consolidated financial statements
are an integral part of these statements.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

For the Years Ended December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data)

	2001	2000	1999
Net income (loss) per basic share from:
Income (loss) before extraordinary items and cumulative effect of a change in accounting principle	$0.60	$0.59	$(0.90)
Extraordinary items, (loss) gain on debt extinguishment	(0.13)	0.10	—
Cumulative effect of change in accounting principle	(0.07)	—	—

	$0.40	$0.69	$(0.90)

Net income (loss) per diluted share from:
Income (loss) before extraordinary items and cumulative effect of a change in accounting principle	$0.59	$0.58	$(0.90)
Extraordinary items, (loss) gain on debt extinguishment	(0.13)	0.10	—
Cumulative effect of change in accounting principle	(0.07)	—	—

	$0.39	$0.68	$(0.90)

Average common shares outstanding	28,637	28,296	28,269
Dilutive effect of stock options	521	315	—

Average common shares outstanding—assuming dilution	29,158	28,611	28,269

Pro forma effect of change in accounting principle:
Income (loss) before extraordinary items and cumulative effect of a change in accounting principle	$17,189	$16,391	$(25,776)

Per basic share	$0.60	$0.58	$(0.91)
Per diluted share	$0.59	$0.57	$(0.91)

Net income (loss)	$13,507	$19,324	$(25,776)

Per basic share	$0.47	$0.68	$(0.91)
Per diluted share	$0.46	$0.68	$(0.91)

The accompanying notes to consolidated financial statements
are an integral part of these statements.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Stockholder Subscription Receivables	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, January 2, 1999	—	$—	28,262	$3	$371,580	$(2,526)	$(209,966)	$159,091
Net loss	—	—	—	—	—	—	(25,326)	(25,326)
Non-cash stock option compensation expense	—	—	—	—	1,082	—	—	1,082
Other	—	—	(118)	—	(908)	518	(503)	(893)

Balance, January 1, 2000	—	—	28,144	3	371,754	(2,008)	(235,795)	133,954
Net income	—	—	—	—	—	—	19,559	19,559
Non-cash stock option compensation expense	—	—	—	—	729	—	—	729
Other	—	—	145	—	2,726	(356)	(341)	2,029

Balance, December 30, 2000	—	—	28,289	3	375,209	(2,364)	(216,577)	156,271
Net income	—	—	—	—	—	—	11,442	11,442
Discount acquisition (Note 3)	—	—	4,310	—	107,129	—	—	107,129
Non-cash stock option compensation expense	—	—	—	—	11,735	—	—	11,735
Other	—	—	93	—	2,465	(312)	(159)	1,994

Balance, December 29, 2001	—	$—	32,692	$3	$496,538	$(2,676)	$(205,294)	$288,571

The accompanying notes to consolidated financial statements are an integral part of these statements.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 29, 2001, December 30, 2000, and January 1, 2000
(dollars in thousands)

	2001	2000	1999
Cash flows from operating activities:
Net income (loss)	$11,442	$19,559	$(25,326)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	71,231	66,826	58,147
Amortization of stock option compensation	11,735	729	1,082
Amortization of deferred debt issuance costs	3,121	3,276	3,478
Amortization of bond discount	11,468	9,853	8,700
Amortization of interest on capital lease obligation	—	42	201
Extraordinary loss (gain) on extinguishment of debt, net of tax	3,682	(2,933)	—
Cumulative effect of a change in accounting principle	2,065	—	—
Losses on sales of property and equipment, net	2,027	885	119
Impairment of assets held for sale	12,300	856	—
Provision (benefit) for deferred income taxes	(3,023)	683	(12,650)
Net decrease (increase) in:
Receivables, net	3,073	19,676	(8,128)
Inventories	13,101	(39,467)	(23,090)
Other assets	172	14,921	(4,817)
Net increase (decrease) in:
Accounts payable	(17,663)	46,664	(5,721)
Accrued expenses	(5,106)	(29,540)	(21,958)
Other liabilities	(16,089)	(8,079)	8,987

Net cash provided by (used in) operating activities	103,536	103,951	(20,976)

Cash flows from investing activities:
Purchases of property and equipment	(63,695)	(70,566)	(105,017)
Proceeds from sales of property and equipment and assets held for sale	2,640	5,626	3,130
Acquisition of businesses, net of cash acquired	(389,953)	—	(13,028)
Other	—	—	1,091

Net cash used in investing activities	(451,008)	(64,940)	(113,824)

Cash flows from financing activities:
Increase (decrease) in bank overdrafts	5,679	1,884	(8,688)
Borrowings (repayments) under notes payable	(784)	784	—
Proceeds from the issuance of subordinated notes	185,604	—	—
Early extinguishment of debt	(270,299)	(24,990)	—
Borrowings under credit facilities	697,500	278,100	465,000
Payments on credit facilities	(254,701)	(306,100)	(339,500)
Payment of debt issuance costs	(17,984)	—	(972)
(Repurchases of) proceeds from stock transactions under subscription plan	(550)	1,602	423
Proceeds from exercise of stock options	2,381	—	—
Other	734	5,141	4,999

Net cash provided by (used in) financing activities	347,580	(43,579)	121,262

Net increase (decrease) in cash and cash equivalents	108	(4,568)	(13,538)
Cash and cash equivalents, beginning of year	18,009	22,577	36,115

Cash and cash equivalents, end of year	$18,117	$18,009	$22,577

The accompanying notes to consolidated financial statements
are an integral part of these statements.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

For the Years Ended December 29, 2001, December 30, 2000, and January 1, 2000
(dollars in thousands)

	2001	2000	1999
Supplemental cash flow information:
Interest paid	$41,480	$51,831	$46,264
Income tax refunds (payments), net	(15,452)	6,175	(3,792)
Noncash transactions:
Issuance of common stock and stock options—Discount acquisition	107,129	—	—
Conversion of capital lease obligation	—	3,509	—
Accrued purchases of property and equipment	10,725	9,299	543
Accrued debt issuances costs	2,156	—	—
Equity transactions under the stockholder subscription and
employee stock option plan	411	1,281	1,660
Obligations under capital lease	—	—	3,266

The accompanying notes to consolidated financial statements
are an integral part of these statements.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

1.    Organization and Description of Business:

On November 28, 2001, Advance Holding Corporation (“Holding”) was merged with and into Advance Auto Parts, Inc. (“Advance”) with Advance continuing as the surviving entity. Shareholders of Holding received one share of Advance common stock in exchange for each outstanding share of Holding common stock. In addition, separate classes of common stock were eliminated, the par value of each share of common stock and preferred stock was set at $0.0001 and $0.0001 per share, respectively, and 100,000 and 10,000 shares of common stock and preferred stock were authorized, respectively. This transaction was a reorganization among entities under common control and has been treated in a manner similar to a pooling of interests. Accordingly, the accompanying financial statements have been changed to reflect this transaction as if it occurred on January 2, 1999. Advance was created in August 2001 and had no separate operations. Accordingly, the change resulted only in reclassifications between common stock and additional paid-in capital.

Advance and its Subsidiaries (the “Company”) maintain a Retail and Wholesale segment within the United States, Puerto Rico and the Virgin Islands. The Retail segment operates 2,484 retail stores under the “Advance Auto Parts”, “Western Auto” and “Discount Auto Parts” trade names. The Advance Auto Parts stores offer automotive replacement parts, accessories and maintenance items throughout the Northeastern, Southeastern and Midwestern regions of the United States, with no significant concentration in any specific area. The Western Auto stores, located in Puerto Rico, the Virgin Islands and one Company owned store in California offer certain home and garden merchandise in addition to automotive parts, accessories and service. The Discount Auto Parts stores offer automotive replacement parts, accessories and maintenance items throughout the Southeast portion of the United States. The Wholesale segment consists of the wholesale operations, including distribution services to approximately 470 independent dealers located throughout the United States, primarily operating under the “Western Auto” trade name.

2.    Summary of Significant Accounting Policies:

Accounting Period

The Company’s fiscal year ends on the Saturday nearest the end of December.

Principles of Consolidation

The consolidated financial statements include the accounts of Advance and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Bank Overdrafts

Cash and cash equivalents consist of cash in banks and money market funds. Bank overdrafts include net outstanding checks not yet presented to a bank for settlement.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

Vendor Incentives and Change in Accounting Method

The Company receives incentives from vendors related to cooperative advertising allowances, volume rebates and other miscellaneous agreements. Many of the incentives are under long-term agreements (terms in excess of one year), while others are negotiated on an annual basis. Cooperative advertising revenue restricted by our vendors for advertising use only requires us to submit proof of advertising. These restricted cooperative advertising allowances are recognized as a reduction to selling, general and administrative expenses as advertising expenditures are incurred. Unrestricted cooperative advertising revenue (i.e. does not require proof of advertising), rebates and other miscellaneous incentives are earned based on purchases and/or the turn of inventory. The Company records unrestricted cooperative advertising and volume rebates earned as a reduction of inventory and recognizes the incentives as a reduction to cost of sales as the inventory is sold. The Company recognizes the incentives earned related to other incentives as a reduction to cost of sales over the life of the agreement based on the timing of purchases. These incentives are not recorded as reductions to inventory. The amounts earned under long-term arrangements not recorded as reduction of inventory are based on our estimate of total purchases that will be made over the life of the contracts and the amount of incentives that will be earned. The incentives are generally recognized based on the cumulative purchases as a percentage of total estimated purchases over the life of the contract. The Company’s margins could be impacted positively or negatively if actual purchases or results differ from our estimates but over the life of the contract would be the same. Short-term incentives are recognized as a reduction to cost of sales over the course of the annual agreement term and are not recorded as reductions to inventory.

Amounts received or receivable from vendors that are not yet earned are reflected as deferred revenue in the accompanying consolidated balance sheets. Management’s estimate of the portion of deferred revenue that will be realized within one year of the balance sheet date has been included in other current liabilities in the accompanying consolidated balance sheets. Total deferred revenue is $17,046 and $26,994 at December 29, 2001 and December 30, 2000. Earned amounts that are receivable from vendors are included in receivables, net on the accompanying consolidated balance sheets.

Effective December 31, 2000, the Company changed its method of accounting for unrestricted cooperative advertising funds received from certain vendors to recognize these payments as a reduction to the cost of inventory acquired from these vendors. Previously, these funds were accounted for in the same manner as restricted cooperative advertising allowances. The new method was adopted to better align the reporting of these payments with the Company’s and the vendors’ use of these payments as reductions to the price of inventory acquired from the vendors. The effect of the change in fiscal 2001 was to increase income from continuing operations by $358. The cumulative effect of retroactive application of the change on the year ended December 29, 2001, was to reduce income before extraordinary item by approximately $2,065, net of $1,360 income tax, or $0.07 per share. The pro forma amounts shown on the statement of operations have been adjusted for the effect of retroactive application of the new method on net income and related income taxes for all periods presented

Preopening Expenses

Preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense incurred was approximately $56,698, $53,658, and $65,524 in fiscal 2001, 2000 and 1999, respectively.

Merger and Integration Costs

As a result of the Western Merger (Note 4) and the Discount acquisition (Note 3), the Company incurred, and will continue to incur through fiscal 2002 in connection with the Discount acquisition, costs related to,

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

among other things, overlapping administrative functions and store conversions that have been expensed as incurred. These costs are presented as expenses associated with the merger and integration in the accompanying statements of operations.

Warranty Costs

The Company’s vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise and services sold under warranty, which are not covered by vendors’ warranties, are estimated based on the Company’s historical experience and are recorded in the period the product is sold.

Revenue Recognition and Trade Receivables

The Company recognizes merchandise revenue at the point of sale to a retail customer and point of shipment to a wholesale customer, while service revenue is recognized upon performance of service. The majority of sales are made for cash; however, the Company extends credit to certain commercial customers through a third-party provider of private label credit cards. Receivables under the private label credit card program are transferred to the third-party provider on a limited recourse basis. The Company provides an allowance for doubtful accounts on receivables sold with recourse based upon factors related to credit risk of specific customers, historical trends and other information. This arrangement is accounted for as a secured borrowing. Receivables and the related secured borrowings under the private label credit card were $16,400 and $15,666 at December 29, 2001 and December 30, 2000, respectively, and are included in accounts receivable and other current liabilities, respectively, in the accompanying consolidated balance sheets. Additionally, at December 29, 2001, Discount had $3,457 in trade receivables under their commercial credit program.

Change in Accounting Estimate

In July of fiscal 2000, the Company adopted a change in an accounting estimate to reduce the depreciable lives of certain property and equipment on a prospective basis. The effect on operations was to increase depreciation expense by $2,458 for fiscal 2000. At December 29, 2001, the effected assets were fully depreciated.

Earnings Per Share of Common Stock

Basic earnings per share of common stock has been computed based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share of common stock reflects the increase in the weighted-average number of common shares outstanding assuming the exercise of outstanding stock options, calculated on the treasury stock method. The number of outstanding stock options considered antidilutive for either part or all of the fiscal year and not included in the calculation of diluted net income (loss) per share for the fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000 were 509, 1,566 and 230, respectively.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (““FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

requires companies to recognize all derivatives as either assets or liabilities in their statements of financial position and measure those instruments at fair value. In September 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133,” which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The FASB issued also SFAS No. 138, “Accounting for Derivative Instruments and Certain Hedging Activities—an Amendment of SFAS No. 133,” which amended the accounting and reporting standards for certain risks related to normal purchases and sales, interest and foreign currency transactions addressed by SFAS No. 133. The Company adopted SFAS No. 133 on December 31, 2000 with no material impact on financial position or results of its operations.

In September 2000, the FASB issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities—a Replacement of FASB Statement No. 125”. This statement replaces SFAS No. 125, but carries over most of the provisions of SFAS No. 125 without reconsideration. The Company implemented SFAS No. 140 during the first quarter of fiscal 2001. The implementation had no impact on the Company’s financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 addresses accounting and reporting for all business combinations and requires the use of the purchase method for business combinations. SFAS No. 141 also requires recognition of intangible assets apart from goodwill if they meet certain criteria. SFAS No. 142 establishes accounting and reporting standards for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and intangibles with indefinite useful lives are no longer amortized but are instead subject to at least an annual assessment for impairment by applying a fair-value based test. SFAS No. 141 applies to all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for the Company’s existing goodwill and intangible assets beginning on December 30, 2001. SFAS No. 142 is effective immediately for goodwill and intangibles acquired after June 30, 2001. For fiscal year 2001, the Company had amortization expense of approximately $444 related to existing goodwill of $3,251 at December 29, 2001. Such amortization will be eliminated upon adoption of SFAS No. 142. Although the Company is currently evaluating the impact of other provisions of SFAS Nos. 141 and 142, management does not expect that the adoption of these statements will have a material impact on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 establishes accounting standards for recognition and measurement of an asset retirement obligation and an associated asset retirement cost and is effective for fiscal year 2003. The Company does not expect SFAS No. 143 to have a material impact on its financial position or the results of its operations.

In August 2001, the FASB also issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement replaces both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and Accounting Principles Board (APB) Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS 144 retains the basic provisions from both SFAS 121 and APB 30 but includes changes to improve financial reporting and comparability among entities. The Company will adopt the provisions of SFAS 144 during the first quarter of fiscal 2002. Management does not expect the adoption of SFAS No. 144 to have a material impact on the Company’s financial position or the results of its operations.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

Reclassifications

Certain items in the fiscal 2000 and fiscal 1999 financial statements have been reclassified to conform with the fiscal 2001 presentation.

3.    Discount Acquisition

On November 28, 2001, the Company acquired 100% of the outstanding common stock of Discount Auto Parts, Inc. (“Discount”). Discount’s shareholders received $7.50 per share in cash plus 0.2577 shares of Advance common stock for each share of Discount common stock. The Company issued 4,310 shares of Advance common stock to the former Discount shareholders, which represented 13.2% of the Company’s total shares outstanding immediately following the acquisition.

Discount was the fifth largest specialty retailer of automotive parts, accessories and maintenance items in the United States with 671 stores in six states, including the leading market position in Florida, with 437 stores. The Discount acquisition further solidified the Company’s leading market position throughout the Southeast. The Company also expects to achieve ongoing purchasing savings and savings from the optimization of the combined distribution networks and the reduction of overlapping administrative functions as we convert the Discount stores to Advance stores.

In connection with the Discount acquisition, the Company issued an additional $200,000 face value of 10.25% senior subordinated notes and entered into a new senior credit facility that provides for (1) a $180,000 tranche A term loan facility and a $305,000 tranche B term loan facility and (2) a $160,000 revolving credit facility (including a letter of credit sub-facility). Upon the closing of the Discount acquisition, the Company used $485,000 of borrowings under the new senior credit facility and net proceeds of $185,600 from the sale of the senior subordinated notes to, among other things, pay the cash portion of the acquisition consideration, repay all amounts outstanding under the Company’s then-existing credit facility, repay all outstanding indebtedness of Discount and purchase Discount’s Gallman distribution facility from the lessor.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

In accordance with SFAS No. 141, the acquisition has been accounted for under the purchase method of accounting and was effective for accounting purposes on December 2, 2001. Accordingly, the results of operations of Discount for the period from December 2, 2001, to December 29, 2001, are included in the accompanying consolidated financial statements. The purchase price has been allocated to the assets acquired and liabilities assumed based upon estimates of fair values. Such estimates are preliminary and subject to the finalization of plans to exit certain activities. Negative goodwill of $75,724, resulting from excess fair value over the purchase price, was allocated proportionately as a reduction to certain noncurrent assets, primarily property and equipment. The purchase price was $480,977, primarily including the issuance of 4,310 shares of Advance common stock and 575 options to purchase shares of Advance common stock, cash consideration for $7.50 per share and the “in the money” stock options of $128,479, repayment of Discount’s existing debt and prepayment penalties of $204,711 and the purchase of Discount’s Gallman distribution facility from the lessor for $34,062. The cost assigned to the 4,310 shares of common stock is $106,025 and was determined based on the market price of Discount’s common stock on the approximate announcement date of the acquisition. The cost assigned to the 575 options to purchase common stock is $1,104 and was determined using the Black-Scholes option-pricing model with the following assumptions: (i) risk-free interest rate of 3.92%; (ii) an expected life of two years; (iii) a volatility factor of .40; (iv) a fair value of common stock of $24.60; and (v) expected dividend yield of zero. The following table summarizes the amounts assigned to assets acquired and liabilities assumed at the date of the acquisition.

December 2, 2001
Current Assets:
Cash and cash equivalents	$6,030
Receivables, net	15,591
Inventories	192,402
Other current assets	34,590
Property and equipment	316,784
Assets held for sale	38,546
Other Assets(a)	9,269

Total assets acquired	613,212

Current liabilities:
Bank overdrafts	(15,470)
Accounts payable	(58,852)
Current liabilities(b)	(56,828)
Other long-term liabilities(b)	(1,085)

Total liabilities assumed	(132,235)
Net assets acquired	$480,977

(a)	Includes $1,652 assigned to the Discount trade dress with a useful life of approximately 3 years.
(b)	Includes restructuring liabilities established in purchase accounting of approximately $11,397 for severance and relocation costs, facility and other exit costs (Note 4)

Total acquisition costs related to the transaction were approximately $8,804, of which $1,555 is reflected in accrued liabilities at December 29, 2001.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had taken place at the beginning of the applicable period:

	2001	2000
Net sales	$3,144,694	$2,928,036
Net income from continuing operations	26,011	33,858

Net income from continuing operations per pro forma basic share	$0.80	$1.04
Net income from continuing operations per pro forma diluted share	$0.78	$1.03

The proforma amounts give effect to certain adjustments, including changes in interest expense, depreciation and amortization and related income tax effects. These amounts are based on certain assumptions and estimates and do not reflect any benefit from economies, which might be achieved from combined operations. Additionally, these results include the non-recurring items separately disclosed in the accompanying consolidated statements of operations. The proforma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the Discount acquisition occurred on the date indicated, or which may result in the future.

In addition to the acquisition costs, the Company incurred $20,803 of costs and fees, of which $20,140 has been recorded as deferred debt issuance costs and $663 as stock issuance costs related to registering shares in connection with the Discount acquisition.

4.    Restructuring and Closed Store Liabilities:

        The Company’s restructuring activities relate to the ongoing analysis of the profitability of store locations and the settlement of restructuring activities undertaken as a result of mergers and acquisitions, including the fiscal 1998 merger with Western Auto Supply Company (“Western”)(“Western Merger”), and the fiscal 2001 acquisitions of Carport Auto Parts, Inc. (the “Carport Acquisition”) (See Note 8) and Discount. The Company recognizes a provision for future obligations at the time a decision is made to close a facility, primarily store locations. The provision for closed facilities includes the present value of the remaining lease obligations, reduced by the present value of estimated revenues from subleases, and management’s estimate of future costs of insurance, property tax and common area maintenance. The Company uses discount rates ranging from 6.5% to 7.7%. Expenses associated with the ongoing restructuring program are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. From time to time these estimates require revisions that affect the amount of the recorded liability. The effect of these changes in estimates is netted with new provisions and included in selling, general and administrative expenses on the accompanying consolidated statements of operations.

Ongoing Restructuring Program

During fiscal 2001, the Company closed three stores included in the fiscal 2000 restructuring activities and made the decision to close or relocate 39 additional stores not meeting profitability objectives, of which 27 have been closed as of December 29, 2001. The remaining stores will be closed during fiscal 2002. Additionally, as a result of the Discount acquisition, the Company decided to close 27 Advance Auto Parts stores that were in overlapping markets with certain Discount Auto Parts stores. Expenses associated with restructuring include

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

estimated exit costs of $3,271 and write-offs of related leasehold improvements of $448. All 27 stores are scheduled to be closed during the first quarter of fiscal 2002.

On July 27, 2001, the Company made the decision to close a duplicative distribution facility located in Jeffersonville, Ohio. This 382,000 square foot owned facility opened in 1996 and served stores operating in the retail segment throughout the mid-west portion of the United States. The Company has operated two distribution facilities in overlapping markets since the Western Merger, in which the Company assumed the operation of a Western distribution facility in Ohio. The decision to close this facility allows the Company to utilize the operating resources more productively in other areas of the business. The Company has established restructuring reserves for the termination of certain team members and exit costs in connection with the decision to close this facility.

In connection with the Western merger and the Discount acquisition, the Company assumed the restructuring resources related to the acquired operations. As of December 29, 2001, these restructuring reserves relate primarily to ongoing lease obligations for closed store locations.
A reconciliation of activity with respect to these restructuring accruals is as follows.

	Severance	Other Exit Costs	Total
Balance, January 2, 1999	$682	$14,773	$15,455
New provisions	—	1,307	1,307
Change in estimates	—	(1,249)	(1,249)
Reserves utilized	(664)	(4,868)	(5,532)

Balance, January 1, 2000	18	9,963	9,981
New provisions	—	1,768	1,768
Change in estimates	—	(95)	(95)
Reserves utilized	(18)	(4,848)	(4,866)

Balance, December 30, 2000	—	6,788	6,788

New provisions	475	8,285	8,760
Change in estimates	—	11	11
Reserves utilized	(475)	(5,441)	(5,916)

Balance, December 29, 2001	$—	$9,643	$9,643

As of December 29, 2001, this liability represents the current value required for certain facility exit costs, which will be settled over the remaining terms of the underlying lease agreements. This liability, along with those related to mergers and acquisitions, is recorded in accrued expenses (current portion) and other long-term liabilities (long-term) in the accompanying consolidated balance sheets.

Restructuring Associated with Mergers and Acquisitions

As a result of the Western Merger, the Company established restructuring reserves in connection with the decision to close certain Parts America stores, to relocate certain Western administrative functions, to exit certain facility leases and to terminate certain team members of Western. Additionally, the Carport acquisition resulted

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

in restructuring reserves for closing 21 acquired stores not expected to meet long-term profitability objectives and the termination of certain administrative team members of the acquired company. As of December 29, 2001, the other exit costs represent the current value required for certain facility exit costs, which will be settled over the remaining terms of the underlying lease agreements.

As of the date of the Discount acquisition, management formalized a plan to close certain Discount Auto Parts stores in overlapping markets or stores not meeting the Company’s profitability objectives, to relocate certain Discount administrative functions to the Company’s headquarters and to terminate certain management, administrative and support team members of Discount. Additional purchase price liabilities of approximately $9,066 have been recorded for severance and relocation costs and approximately $2,331 for store and other exit costs. As of December 29, 2001, two stores have been closed. The Company expects to finalize its plan for termination of team members and closure of Discount Auto Parts stores within one year from the date of the Discount acquisition and to complete the terminations and closures by the end of fiscal 2002. Additional liabilities for severance, relocation, store and other facility exit costs may result in an adjustment to the purchase price. A reconciliation of activity with respect to these restructuring accruals is as follows:

	Severance	Relocation	Other Exit Costs	Total
Balance at January 2, 1999	$7,738	$838	$13,732	$22,308
Purchase accounting adjustments	3,630	(137)	(1,833)	1,660
Reserves utilized	(7,858)	(701)	(4,074)	(12,633)

Balance at January 1, 2000	$3,510	$—	$7,825	$11,335
Purchase accounting adjustments	—	—	(1,261)	(1,261)
Reserves utilized	(3,510)	—	(2,767)	(6,277)

Balance at December 30, 2000	$—	$—	$3,797	$3,797

Purchase accounting adjustments	9,292	611	3,606	13,509
Reserves utilized	(837)	—	(2,500)	(3,337)

Balance at December 29, 2001	$8,455	$611	$4,903	$13,969

Other exit cost liabilities will be settled over the remaining terms of the underlying lease agreements.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

5.    Receivables:

Receivables consist of the following:

	December 29, 2001	December 30, 2000
Trade:
Wholesale	$8,965	$12,202
Retail	19,857	15,666
Vendor (Note 2)	55,179	36,260
Installment (Note 17)	15,430	14,197
Related parties	1,100	3,540
Employees	683	607
Other	2,380	3,127

Total receivables	103,594	85,599
Less: Allowance for doubtful accounts	(9,890)	(5,021)

Receivables, net	$93,704	$80,578

6.    Inventories, net

Inventories are stated at the lower of cost or market. Inventory quantities are tracked through a perpetual inventory system. The Company uses a cycle counting program to ensure the accuracy of the perpetual inventory quantities and establishes reserves for estimated shrink based on historical accuracy of the cycle counting program. Cost is determined using the last-in, first-out (“LIFO”) method for approximately 90% of inventories at December 29, 2001 and December 30, 2000, and the first-in, first-out (“FIFO”) method for remaining inventories. The Company capitalizes certain purchasing and warehousing costs into inventory. Purchasing and warehousing costs included in inventory, at FIFO, at December 29, 2001 and December 30, 2000, were $69,398 and $56,305, respectively. The nature of the Company’s inventory is such that the risk of obsolescence is minimal. In addition, the Company has historically been able to return excess items to the vendor for credit. The Company does provide reserves where less than full credit will be received for such returns and where the Company anticipates that items will be sold at retail for prices that are less than recorded cost. Inventories consist of the following:

	December 29, 2001	December 30, 2000
Inventories at FIFO, net	$935,181	$779,376
Adjustments to state inventories at LIFO	46,819	9,538

Inventories at LIFO, net	$982,000	$788,914

Replacement cost approximated FIFO cost at December 29, 2001 and December 30, 2000.

During the fourth quarter of fiscal 2001, the Company recorded a non-recurring expense of $10,493 ($9,099 in gross profit and $1,394 in selling, general and administrative expenses) related to the Company’s supply chain initiatives. These initiatives will reduce the Company’s overall inventory investment as a result of only offering selective products in specific store locations or regions. The gross profit charge relates primarily to restocking and handling fees associated with inventory identified for return to the Company’s vendors. Additionally, the supply chain initiative includes a review of the Company’s logistics operations. The expense recorded in selling, general and administrative expenses includes cost associated with the relocation of certain equipment from a distribution facility closed as part of these initiatives (Notes 4 and 9).

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

7.    Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged directly to expense when incurred; major improvements are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts, with any gain or loss reflected in the consolidated statements of operations.

Depreciation of land improvements, buildings, furniture, fixtures and equipment, and vehicles is provided over the estimated useful lives, which range from 2 to 40 years, of the respective assets using the straight-line method. Amortization of building and leasehold improvements is provided over the shorter of the estimated useful lives of the respective assets or the term of the lease using the straight-line method.

Property and equipment consists of the following:

	Estimated Useful Lives	December 29, 2001	December 30, 2000
Land and land improvements	0–10 years	$170,780	$40,371
Buildings	40 years	199,304	79,109
Building and leasehold improvements	10–40 years	91,338	84,658
Furniture, fixtures and equipment	3–12 years	433,518	357,642
Vehicles	2–10 years	32,047	30,506
Other		23,499	10,571

		950,486	602,857
Less—Accumulated depreciation and amortization		(239,204)	(191,897)

Property and equipment, net		$711,282	$410,960

Depreciation and amortization expense was $70,745, $66,826 and $58,147 for the fiscal years ended 2001, 2000 and 1999, respectively. The Company capitalized approximately $19,699, $9,400 and $561 in primarily third party costs incurred in the development of internal use computer software during fiscal 2001, fiscal 2000 and fiscal 1999, respectively.

8.    Carport Acquisition

On April 23, 2001, the Company completed its acquisition of Carport Auto Parts, Inc. (“Carport”). The acquisition included a net 30 retail stores located in Alabama and Mississippi, and substantially all of the assets used in Carport’s operations. The acquisition has been accounted for under the purchase method of accounting and, accordingly, Carport’s results of operations have been included in the Company’s consolidated statement of operations since the acquisition date.

The purchase price, of $21,533, has been allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. This allocation resulted in the recognition of $3,695 in goodwill, of which $444 was amortized during fiscal 2001.

9.    Assets Held for Sale

The Company applies SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” which requires that long-lived assets and certain identifiable intangible assets to be disposed of be reported at the lower of the carrying amount or the fair market value less selling costs. As of December 29, 2001 and December 30, 2000, the Company’s assets held for sale were $60,512 and $25,077, respectively, primarily consisting of real property acquired in the Western Merger and Discount acquisition.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

During fiscal 2001, the Company recorded an impairment charge of $12,300, to reduce the carrying value of certain non-operating facilities to their estimated fair market value. $4,700 of the charge represents the write-down of a closed distribution center acquired as part of the Western merger included in the Wholesale segment. $4,600 represents the reduction in carrying value of the former Western Auto corporate office also acquired in the Western merger. The facility, which is held in the Wholesale segment, consists of excess space not required for the Company’s current needs. The remaining $3,000 represents a reduction to the carrying value of a recently closed distribution center in Jeffersonville, Ohio, held in the Retail segment, that was identified for closure as part of the Company’s supply chain review. As of December 29, 2001, the carrying value for these properties included in assets held for sale is $13,800. The reduction in these book values represents the Company’s best estimate of fair market value based on recent marketing efforts to attract buyers for these properties.

During fiscal 2000, the Company also recorded an impairment related to the Western Auto corporate office space. The impairment charge of $856 reduced the carrying value to $8,000.

10.    Other Assets:

As of December 29, 2001 and December 30, 2000, other assets include deferred debt issuance costs of $25,790 and $14,843, respectively (net of accumulated amortization of $3,597 and $8,232, respectively), relating primarily to the financing in connection with Discount acquisition (Notes 3 and 13) and the fiscal 1998 recapitalization. Such costs are being amortized over the term of the related debt (5 years to 11 years). Other assets also include the non-current portion of deferred income tax assets (Note 15).

11.    Accrued Expenses:

Accrued expenses consist of the following:

	December 29, 2001	December 30, 2000
Payroll and related benefits	$58,656	$25,507
Restructuring and closed store liabilities	15,879	3,772
Warranty	21,587	18,962
Other	80,096	76,721

Total accrued expenses	$176,218	$124,962

12.    Other Long-Term Liabilities:

Other long-term liabilities consist of the following:

	December 29, 2001	December 30, 2000
Employee benefits	$22,152	$24,625
Restructuring and closed store liabilities	7,733	6,813
Other	6,388	12,495

Total other long-term liabilities	$36,273	$43,933

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

13.    Long-term Debt:

Long-term debt consists of the following:

	December 29, 2001	December 30, 2000
Senior Debt:
Tranche A, Senior Secured Term Loan at variable interest rates (5.44% at December 29, 2001), due November 2006	$180,000	$—
Tranche B, Senior Secured Term Loan at variable interest rates (7.00% at December 29, 2001), due November 2007	305,000	—
Revolving facility at variable interest rates (5.44% at December 29, 2001), due November 2006	10,000	—
McDuffie County Authority taxable industrial development revenue bonds, issued December 31,1997, interest due monthly at an adjustable rate established by the Remarketing Agent (2.10% at December 29, 2001), principal due on November 1, 2002	10,000	10,000
Deferred term loan at variable interest rates (9.25% at December 30, 2000), repaid	—	90,000
Delayed draw facilities at variable interest rates, (8.47% at December 30, 2000), repaid	—	94,000
Revolving facility at variable interest rates (8.50% at December 30, 2000), repaid	—	15,000
Tranche B facility at variable interest rates (9.19% at December 30, 2000), repaid	—	123,500
Other	—	784
Subordinated Debt:
Subordinated notes payable, interest due semi-annually at 10.25%, due April 2008	169,450	169,450
Subordinated notes payable, interest due semi-annually at 10.25%, due April 2008, face amount of $200,000 less unamortized discount of $14,087 at December 29, 2001	185,913	—
Discount debentures, interest at 12.875%, due April 2009, face amount of $112,000 less unamortized discount of $16,626 and $27,785 at December 29, 2001 and December 30, 2000, respectively (subordinate to substantially all other liabilities)	95,374	84,215

Total long-term debt	955,737	586,949
Less: Current portion of long-term debt	(23,715)	(9,985)

Long-term debt, excluding current portion	$932,022	$576,964

Senior Debt:

During 2001, Advance Stores Company, Incorporated (“Stores”), a wholly owned subsidiary of the Company, entered into a new senior bank credit facility, or the senior credit facility, with a syndicate of banks which provided for (1) $485,000 in term loans, consisting of a $180,000 tranche A term loan facility with a maturity of five years and a $305,000 tranche B term loan facility with a maturity of six years and (2) $160,000 under a revolving credit facility (which provides for the issuance of letters of credit with a sublimit of $35,000) with a maturity of five years. A portion of the proceeds was used to repay the Company’s outstanding borrowing under the previous credit facility of $260,299 and to finance the Discount acquisition (Note 3). As a result of the repayment of this debt the Company recorded an extraordinary loss related to the write-off of deferred financing costs in the fourth quarter of fiscal 2001 of $3,682, net of $2,424 income taxes. As of December 29, 2001 the

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

Company has borrowed approximately $10,000 under the revolving credit facility and has $17,445 in letters of credit outstanding, which has reduced availability under the credit facility to approximately $132,555.

The tranche A term loan requires scheduled repayments of $11,000 to $24,500 semi-annually beginning November 2002 through November 2006 at which point it will be fully repaid. The tranche B term loan requires scheduled repayments of $2,500 semi-annually beginning November 2002 through May 2007 at which time the Company will be required to pay the remaining balance at maturity in November 2007.

Borrowings under the senior credit facility are required to be prepaid, subject to certain exceptions, with (1) 50% of the Excess Cash Flow (as defined in the senior credit facility) unless the Company’s Leverage Ratio at the end of any fiscal year is 2.0 or less, in which case 25% of Excess Cash Flow for such fiscal year will be required to be repaid, (2) 100% of the net cash proceeds of all asset sales or other dispositions of property by the Company and its subsidiaries, subject to certain exceptions (including exceptions for reinvestment of certain asset sale proceeds within 270 days of such sale and certain sale-leaseback transactions), and (3) 100% of the net proceeds of certain issuances of debt or equity by the Company and its subsidiaries. The Company is required to make an Excess Cash Flow prepayment of $228 in first quarter of fiscal 2002 under the current credit facility and made a $6,244 mandatory prepayment under the prior credit agreement for fiscal 2000 in fiscal 2001.

Voluntary prepayments and voluntary reductions of the unutilized portion of the revolving credit facility are permitted in whole or in part, at the Company’s option, in minimum principal amounts specified in the senior credit facility, without premium or penalty, subject to reimbursement of the lenders’ redeployment costs in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period. Voluntary prepayments under the tranche A term loan facility and the tranche B term loan facility will (1) generally be allocated among those facilities on a pro rata basis (based on the then outstanding principal amount of the loans under each facility) and (2) within each such facility, be applied to the installments under the amortization schedule within the following 12 months under such facility and all remaining amounts will be applied pro rata to the remaining amortization payments under such facility.

The interest rate on the tranche A term loan facility and the revolving credit facility is based, at the Company’s option, on either an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. From July 14, 2002, the interest rates under the tranche A term loan facility and the revolving credit facility will be subject to adjustment according to a pricing grid based upon the Company’s Leverage Ratio (as defined in the senior credit facility). The initial margins are 3.50% and 2.50% for the adjusted LIBOR rate and alternate base rate borrowings, respectively, and can step down incrementally to 2.25% and 1.25%, respectively, if the Company’s Leverage Ratio is less than 2.00 to 1.00. The interest rate on the tranche B term loan is based, at the Company’s option, on either an adjusted LIBOR rate plus 4.00% per annum with a floor of 3.00%, or an alternate base rate plus 3.00% per annum. A commitment fee of 0.50% per annum will be charged on the unused portion of the revolving credit facility, payable quarterly in arrears.

The senior credit facility is guaranteed by the Company and by each of it’s existing domestic subsidiaries and will be guaranteed by all future domestic subsidiaries. The senior credit facility is secured by a first priority lien on substantially all, subject to certain exceptions, of the Company’s properties and assets and the properties and assets of its existing domestic subsidiaries (including Discount and its subsidiaries) and will be secured by the properties and assets of our future domestic subsidiaries. The senior credit facility contains covenants restricting the ability of the Company and its subsidiaries to, among other things, (1) declare dividends or redeem or repurchase capital stock, (2) prepay, redeem or purchase debt, (3) incur liens or engage in sale-leaseback

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

transactions, (4) make loans and investments, (5) incur additional debt (including hedging arrangements), (6) engage in certain mergers, acquisitions and asset sales, (7) engage in transactions with affiliates, (8) change the nature of our business and the business conducted by our subsidiaries and (9) change the holding company status of Advance. The Company is required to comply with financial covenants with respect to a maximum leverage ratio, a minimum interest coverage ratio, a minimum current assets to funded senior debt ratio and maximum limits on capital expenditures.

On December 31, 1997, the Company entered into an agreement with McDuffie County Authority under which bond proceeds of $10,000 were issued to construct a distribution center. Proceeds of the bond offering were fully expended during fiscal 1999. These industrial development revenue bonds currently bear interest at a variable rate, with a one-time option to convert to a fixed rate, and are secured by a letter of credit.

Subordinated Debt:

The $169,450 Senior Subordinated Notes (the “Notes”) and the $185,913 Senior Subordinated Notes (the “New Notes”) are both unsecured and are subordinate in right of payment to all existing and future Senior Debt. The Notes and New Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2003. The new notes accrete at an effective yield of 11.875% less cash interest of 10.250% through maturity in April 2008. As of December 29, 2001, the New Notes have been accreted by $309.

Upon the occurrence of a change of control, each holder of the Notes and the New Notes will have the right to require the Company to repurchase all or any part of such holder’s Notes and New Notes at an offering price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase.

The Notes and the New Notes contain various non-financial restrictive covenants that limit, among other things, the ability of the Company and its subsidiaries to issue preferred stock, repurchase stock and incur certain indebtedness, engage in transactions with affiliates, pay dividends or certain other distributions, make certain investments and sell stock of subsidiaries.

During fiscal 2000, the Company repurchased on the open market $30,550 face value of Notes at a price ranging from 81.5 to 82.5 percent of their face value. Accordingly, the Company recorded a gain related to the extinguishment of this debt of $2,933, net of $1,759 provided for income taxes and $868 for the write off of the associated deferred debt issuance costs.

The Discount Debentures (the “Debentures”) accrete at a rate of 12.875%, compounded semi-annually, to an aggregate principal amount of $112,000 by April 15, 2003. Cash interest will not accrue on the Debentures prior to April 15, 2003. Commencing April 15, 2003, cash interest on the Debentures will accrue and be payable, at a rate of 12.875% per annum, semi-annually in arrears on each April 15 and October 15. As of December 29, 2001, the Debentures have been accreted by $35,357 with corresponding interest expense of $11,159, $9,853 and $8,700 recognized for the years ended December 29, 2001, December 30, 2000 and January 1, 2000, respectively. The Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2003.

Upon the occurrence of a change of control, each holder of the Debentures will have the right to require the Company to purchase the Debentures at a price in cash equal to 101% of the accreted value thereof plus

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

liquidated damages, if any, thereon in the case of any such purchase prior to April 15, 2003, or 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase in the case of any such purchase on or after April 15, 2003. As Advance may not have any significant assets other than capital stock of Stores (which is pledged to secure Advance’s obligations under the senior credit facility), the Company’s ability to purchase all or any part of the Debentures upon the occurrence of a change in control will be dependent upon the receipt of dividends or other distributions from Stores or its subsidiaries. The senior credit facility, the Notes and the New Notes have certain restrictions for Stores with respect to paying dividends and making any other distributions.

The Debentures are subordinated to substantially all of the Company’s other liabilities. The Debentures contain certain non-financial restrictive covenants that are similar to the covenants contained in the Notes and the New Notes.

As of December 29, 2001, the Company was in compliance with the covenants of the senior credit facility, the Notes, the New Notes and Debentures. Substantially all of the net assets of the Company’s subsidiaries are restricted at December 29, 2001.

The aggregate future annual maturities of long-term debt, net of the unamortized discount related to the New Notes and the Debentures, are as follows:

2002	$23,715
2003	32,400
2004	48,600
2005	54,000
2006	64,000
Thereafter	733,022

$955,737

14.    Stockholder Subscription Receivables:

The Company established a stock subscription plan in fiscal 1998, which allows certain directors, officers and key team members of the Company to purchase shares of common stock. The plan requires that the purchase price of the stock equal the fair market value at the time of the purchase and allows fifty percent of the purchase price to be executed through the delivery of a full recourse promissory note. The notes provide for annual interest payments, at the prime rate (4.75% at December 29, 2001), with the entire principal amount due in five years. As of December 29, 2001 and December 30, 2000, outstanding stockholder subscription receivables were $2,676 and $2,364, respectively, and are included as a reduction to stockholders’ equity in the accompanying consolidated balance sheets.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

15.    Income Taxes:

Provision (benefit) for income taxes for fiscal 2001, fiscal 2000 and fiscal 1999 consists of the following:

	Current	Deferred	Total
2001
Federal	$13,822	$(964)	$12,858
State	513	(2,059)	(1,546)

	$14,335	$(3,023)	$11,312

2000
Federal	$8,005	$976	$8,981
State	1,847	(293)	1,554

	$9,852	$683	$10,535

1999
Federal	$(1,913)	$(6,535)	$(8,448)
State	1,979	(6,115)	(4,136)

	$66	$(12,650)	$(12,584)

The provision (benefit) for income taxes differed from the amount computed by applying the federal statutory income tax rate due to:

	2001	2000	1999
Income (loss) before extraordinary items and cumulative effect of a change in accounting principle at statutory U.S. federal income tax rate	$9,976	$9,507	$(13,269)
State income taxes, net of federal income tax benefit	(1,005)	896	(2,688)
Non-deductible interest & other expenses	1,067	1,010	1,125
Valuation allowance	44	914	596
Puerto Rico dividend withholding tax	—	—	150
Other, net	1,230	(1,792)	1,502

	$11,312	$10,535	$(12,584)

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period-end, based on enacted tax laws and statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes reflect the net income tax effect of temporary differences between the bases of assets and liabilities for financial reporting purposes and for income tax reporting purposes. Net deferred income tax balances are comprised of the following:

	December 29, 2001	December 30, 2000
Deferred income tax assets	$70,116	$57,378
Deferred income tax liabilities	(38,020)	(62,121)

Net deferred income tax (liabilities) assets	$32,096	$(4,743)

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

The Company incurred financial reporting and tax losses in 1999 primarily due to integration and interest costs incurred as a result of the fiscal 1998 Western Merger and the Recapitalization. At December 29, 2001, the Company has cumulative net deferred income tax assets of $32,096. The gross deferred income tax assets include deferred tax assets of approximately $33,000 related to the excess tax basis over book value of the net assets obtained through the Discount acquisition. The gross deferred income tax assets also include federal and state net operating loss carryforwards (“NOLs”) of approximately $6,596. These NOLs may be used to reduce future taxable income and expire periodically through fiscal year 2020. The Company believes it will realize these tax benefits through a combination of the reversal of temporary differences, projected future taxable income during the NOL carryforward periods and available tax planning strategies. Due to uncertainties related to the realization of certain deferred tax assets for NOLs in various jurisdictions, the Company recorded a valuation allowance of $1,554 as of December 29, 2001 and $1,510 as of December 30, 2000. The amount of deferred income tax assets realizable, however, could change in the near future if estimates of future taxable income are changed.

Temporary differences which give rise to significant deferred income tax assets (liabilities) are as follows:

	December 29, 2001	December 30, 2000
Current deferred income taxes—
Inventory valuation differences	$(18,783)	$(36,051)
Accrued medical and workers compensation	7,233	2,319
Accrued expenses not currently deductible for tax	26,753	16,391
Net operating loss carryforwards	3,916	7,124
Minimum tax credit carryforward (no expiration)	5,599	0

Total current deferred income taxes	$24,718	$(10,217)

Long-term deferred income taxes—
Property and equipment	(19,237)	(24,571)
Postretirement benefit obligation	8,013	8,254
Amortization of bond discount	12,076	8,184
Net operating loss carryforwards	2,680	9,807
Minimum tax credit carryforward (no expiration)	0	6,809
Valuation allowance	(1,554)	(1,510)
Other, net	5,400	(1,499)

Total long-term deferred income taxes	$7,378	$5,474

These amounts are recorded in other current assets, other current liabilities and other assets in the accompanying consolidated balance sheets, as appropriate.

The Company currently has four years that are open to audit by the Internal Revenue Service. In addition, various state and foreign income tax returns for several years are open to audit. In management’s opinion, any amounts assessed will not have a material effect on the Company’s financial position or results of operations.

Additionally, the Company has certain periods open to examination by taxing authorities in various states for sales and use tax. In management’s opinion, any amounts assessed will not have a material effect on the Company’s financial position or results of operations.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

16.    Lease Commitments:

The Company leases store locations, distribution centers, office space, equipment and vehicles under lease arrangements that extend through 2010, some of which are with related parties. Certain terms of the related-party leases are more favorable to the landlord than those contained in leases with non-affiliates.

At December 29, 2001, future minimum lease payments due under non-cancelable operating leases are as follows:

	Other(a)	Related Parties(a)	Total
2002	$133,704	$3,677	$137,381
2003	123,114	3,447	126,561
2004	109,275	2,537	111,812
2005	92,276	2,240	94,516
2006	75,608	1,764	77,372
Thereafter	337,858	447	338,305

	$871,835	$14,112	$885,947

(a)	The Other and Related Parties columns include stores closed as a result of the Company’s restructuring plans (See Note 4).

At December 29, 2001, future minimum sub-lease income to be received under non-cancelable operating leases is $8,935.

Net rent expense for fiscal 2001, fiscal 2000 and fiscal 1999 was as follows:

	2001	2000	1999
Minimum facility rentals	$122,512	$112,768	$103,807
Contingent facility rentals	811	1,391	2,086
Equipment rentals	2,341	1,875	3,831
Vehicle rentals	6,339	6,709	4,281

	132,003	122,743	114,005
Less: Sub-lease income	(2,558)	(1,747)	(1,085)

	$129,445	$120,996	$112,920

Contingent facility rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities. Most of the leases provide that the Company pay taxes, maintenance, insurance and certain other expenses applicable to the leased premises and include options to renew. Certain leases contain rent escalation clauses, which are recorded on a straight-line basis. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

Rental payments to related parties of approximately $3,824 in fiscal 2001, $3,921 in fiscal 2000 and $3,998 in fiscal 1999 are included in net rent expense.

17.    Installment Sales Program:

A subsidiary of the Company maintains an in-house finance program, which offers financing to retail customers (Note 5). Finance charges of $3,343, $3,063 and $2,662 on the installment sales program are included in net sales in the accompanying consolidated statements of operations for the years ended December 29, 2001, December 30, 2000 and January 1, 2000, respectively. The cost of administering the installment sales program is included in selling, general and administrative expenses.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

18.    Subsequent Event:

On November 2, 1998, the Company acquired Western from WAH, a wholly-owned subsidiary of Sears, Roebuck and Co. (“Sears”), through the issuance of 11,475 shares of common stock. On February 6, 2002, the Company engaged in a transaction with Sears in which the Company transferred to Sears 11,475 shares of the Company’s common stock, in exchange for all the outstanding common stock of WAH. WAH’s only asset was the 11,475 shares of the Company’s common stock received on November 2, 1998. The Company immediately retired the shares of the Company’s common stock held by WAH and liquidated WAH on February 6, 2002.

On February 6, 2002, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission to register 2,250 primary shares and 6,750 secondary shares for offering on the public markets. The Company intends to use the net proceeds it receives to repay outstanding indebtedness. The Company will not receive any proceeds from the sale of the secondary shares.

19.    Contingencies:

In the case of all known contingencies, the Company accrues for an obligation, including estimated legal costs,when it is probable and the amount is reasonably estimable. As facts concerning contingencies become known to the Company, the Company reassesses its position both with respect to gain contingencies and accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include tax and legal matters, which are subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

In March 2000, the Company was notified it has been named in a lawsuit filed on behalf of independent retailers and jobbers against the Company and others for various claims under the Robinson-Patman Act. On October 18, 2001, the court denied, on all but one count, a motion by the Company and other defendants to dismiss this lawsuit. It is expected that the discovery phase of the litigation will now commence (including with respect to the Company); however, determinations as to the discovery schedule and scope remain to be determined. The Company continues to believe that the claims are without merit and intends to defend them vigorously; however, the ultimate outcome of this matter cannot be ascertained at this time.

In January 1999, the Company was notified by the United States Environmental Protection Agency (“EPA”) that Western Auto and other parties may have potential liability under the Comprehensive Environmental Response Compensation and Liability Act relating to two battery salvage and recycling sites that were in operation in the 1970s and 1980s. The EPA has indicated the total cleanup for this site will be approximately $1,600. This matter has since been settled for an amount not material to the Company’s financial position or results of operations.

Sears has agreed to indemnify the Company for certain other litigation and environmental matters of Western that existed as of the Western Merger date. The Company recorded a receivable from Sears of approximately $2,685 relating to certain environmental matters that had been accrued by Western as of the Western Merger date. During the first quarter of 2001, the Company received notification from Sears that certain

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

of these matters have been settled. Accordingly, the Company reversed $2,500 of the previously recorded $2,685 receivable due from Sears and reduced the corresponding environmental liability. Additionally, as of the Western Merger date, Sears has agreed to indemnify partially the Company for up to 5 years for certain additional environmental matters that may arise relating to the period prior to the Western Merger. The Company’s maximum exposure during the indemnification period for certain matters covered in the Western Merger agreement is $3,750.

In November 1997 a plaintiff, on behalf of himself and others similarly situated, filed a class action complaint and motion of class certification against the Company in the circuit court for Jefferson County, Tennessee, alleging misconduct in the sale of automobile batteries. The complaint seeks compensatory and punitive damages. In September 2001, the court granted the Company’s motion for summary judgement and dismissed all claims against the Company in this matter. The period for appeal has not expired. The Company believes it has no liability for such claims and intends to defend them vigorously. In addition, three lawsuits were filed against the Company on July 28, 1998, for wrongful death relating to an automobile accident involving a team member of the Company. This matter has since been settled with no impact to the Company’s financial position or results of operations.

In October 2000, a vendor repudiated a long-term purchase agreement entered into with the Company in January 2000. The Company filed suit against the vendor in November of fiscal 2000 to recover monetary damages. Based on consultation with the Company’s legal counsel, management believed the purchase agreement was entered into in good faith and it was highly probable that the Company would prevail in its suit. Therefore, the Company recorded a gain of $3,300, which represented actual damages incurred through December 30, 2000, as a reduction of cost of sales in the accompanying consolidated statement of operations for the year ended December 30, 2000. Related income taxes and legal fees of $1,300 were also recorded in the accompanying consolidated statement of operations for the year ended December 30, 2000. During the first quarter of fiscal 2001, the Company reached a settlement with this vendor and recorded a net gain of $8,300 as a reduction to cost of sales in the accompanying consolidated statement of operations for the year ended  December 29, 2001.

The Company is also involved in various other claims and lawsuits arising in the normal course of business. The damages claimed against the Company in some of these proceedings are substantial. Although the final outcome of these legal matters cannot be determined, based on the facts presently known, it is management’s opinion that the final outcome of such claims and lawsuits will not have a material adverse effect on the Company’s financial position or results of operations.

The Company is self-insured with respect to workers’ compensation and health care claims for eligible active team members. In addition, the Company is self-insured for general and automobile liability claims. The Company maintains certain levels of stop-loss insurance coverage for these claims through an independent insurance provider. The cost of self-insurance claims is accrued based on actual claims reported plus an estimate for claims incurred but not reported. These estimates are based on historical information along with certain assumptions about future events, and are subject to change as additional information becomes available.

The Company has entered into employment agreements with certain team members that provide severance pay benefits under certain circumstances after a change in control of the Company or upon termination of the team member by the Company. The maximum contingent liability under these employment agreements is approximately $10,231 and $4,740 at December 29, 2001 and December 30, 2000, respectively.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

20.    Other Related-party Transactions:

In September 2001, the Company loaned a member of the Board of Directors $1,300. This loan is evidenced by a full recourse promissory note bearing interest at prime rate, payable annually, and due in full in five years from its inception. Payment of the promissory note is secured by a stock pledge agreement that grants the Company a security interest in all shares of common stock owned by the board member under the Company’s stock subscription plan.

Under the terms of a shared services agreement, Sears provided certain services to the Company, including payroll and payable processing for Western, among other services through the third quarter of fiscal year 1999. The Company and Sears have entered into agreements that provide for the Western stores to continue to purchase, at normal retail prices, and carry certain Sears branded products during periods defined in the agreements. The Company purchased directly from the manufacturers of Sears branded products of approximately $4,600, $9,200 and $13,500 for the fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000, respectively. The Company is also a first-call supplier of certain automotive products to certain Sears Automotive Group stores. Additionally, Sears arranged to buy from the Company certain products in bulk for its automotive centers through January 1999. These transactions are completed at the Company’s normal retail prices. These amounts are included in net sales to Sears in the following table and have been negotiated based on the fair values of the underlying transactions.

The following table presents the related party transactions with Sears for fiscal 2001, 2000 and 1999 and as of December 29, 2001 and December 30, 2000:

	Years Ended
	December 29, 2001	December 30, 2000	January 1, 2000
Net sales to Sears	$7,535	$7,487	$5,326
Shared services revenue	—	—	2,286
Shared services expense	—	—	887
Credit card fees expense	339	405	348

	December 29, 2001	December 30, 2000
Receivables from Sears	$812	$3,160
Payables to Sears	1,220	1,321

21.    Benefit Plans:

401(k) Plan

The Company maintains a defined contribution team member benefit plan, which covers substantially all team members after one year of service. The plan allows for team member salary deferrals, which are matched at the Company’s discretion. Company contributions were $5,033 in fiscal 2001, $5,245 in fiscal 2000, and $4,756 in fiscal 1999.

The Company continues to maintain a defined contribution plan covering substantially all of the Discount team members who have at least one year of service. The plan allows for team member salary deferrals, which

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

are matched by the Company based upon the team member’s years of service. Company contributions were $205 in fiscal 2001. The Company had no contributions for this plan prior to the Discount acquisition.

The Company also maintains a profit sharing plan covering Western team members that was frozen prior to the Western Merger on November 2, 1998. This plan covered all full-time team members who had completed one year of service and had attained the age of 21 on the first day of each month. All team members covered under this plan were included in the Company’s plan on December 30, 2000.

Deferred Compensation

The Company maintains an unfunded deferred compensation plan established for certain key team members of Discount prior to the acquisition on November 28, 2001. The Company assumed the plan liability of $1,382 through the Discount acquisition. The Company anticipates terminating this plan in May of 2002 and has reflected this liability in accrued expenses in the accompanying consolidated balance sheets.

The Company maintains an unfunded deferred compensation plan established for certain key team members of Western prior to the fiscal 1998 Western Merger. The Company assumed the plan liability of $15,253 through the Western Merger. The plan was frozen at the date of the Western Merger. As of December 29, 2001 and December 30, 2000, $4,291 and $5,359, respectively was accrued with the current portion included in accrued expenses and the long-term portion in other long-term liabilities in the accompanying consolidated balance sheets.

Postretirement Plan

The Company provides certain health care and life insurance benefits for eligible retired team members. Team members retiring from the Company with 20 consecutive years of service after age 40 are eligible for these benefits, subject to deductibles, co-payment provisions and other limitations.

The estimated cost of retiree health and life insurance benefits is recognized over the years that the team members render service as required by SFAS No. 106, “Employers Accounting for Postretirement Benefits Other Than Pensions.” The initial accumulated liability, measured as of January 1, 1995, the date the Company adopted SFAS No. 106, is being recognized over a 20-year amortization period.

In connection with the Western Merger, the Company assumed Western’s benefit obligation under its postretirement health care plan. This plan was merged into the Company’s plan effective July 1, 1999.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

The Company maintains the existing plan and the assumed plan covering Western team members. Financial information related to the plans was determined by the Company’s independent actuaries as of December 29, 2001 and December 30, 2000. The following provides a reconciliation of the accrued benefit obligation included in other long-term liabilities in the accompanying consolidated balance sheets and the funded status of the plan.

	2001	2000
Change in benefit obligation:
Benefit obligation at beginning of the year	$22,082	$22,095
Service cost	326	451
Interest cost	1,584	1,532
Benefits paid	(2,842)	(2,826)
Actuarial (gain) loss	(3,790)	830

Benefit obligation at end of the year	17,360	22,082

Change in plan assets:
Fair value of plan assets at beginning of the year	—	—
Employer contributions	2,842	2,826
Benefits paid	(2,842)	(2,826)

Fair value of plan assets at end of year	—	—

Reconciliation of funded status:
Funded status	(17,360)	(22,082)
Unrecognized transition obligation	752	810
Unrecognized actuarial (gain) loss	(3,260)	530

Accrued postretirement benefit cost	$(19,868)	$(20,742)

Net periodic postretirement benefit cost is as follows:

	2001	2000	1999
Service cost	$326	$451	$336
Interest cost	1,584	1,532	1,401
Amortization of the transition obligation	58	58	58
Amortization of recognized net losses	—	—	43

	$1,968	$2,041	$1,838

The postretirement benefit obligation was computed using an assumed discount rate of 7.5% in 2001 and 2000. The health care cost trend rate was assumed to be 8.5% for 2001, 8.0% for 2002, 7.5% for 2003, 7.0% for 2004, 6.5% for 2005, 6.0% for 2006, and 5.0% to 5.5% for 2007 and thereafter.

        If the health care cost were increased 1% for all future years the accumulated postretirement benefit obligation would have increased by $2,296 as of December 29, 2001. The effect of this change on the combined service and interest cost would have been an increase of $185 for 2001.

If the health care cost were decreased 1% for all future years the accumulated postretirement benefit obligation would have decreased by $1,996 as of December 29, 2001. The effect of this change on the combined service and interest cost would have been a decrease of $160 for 2001.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

The Company reserves the right to change or terminate the benefits or contributions at any time. The Company also continues to evaluate ways in which it can better manage these benefits and control costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant impact on the amount of the reported obligation and annual expense.

22.    Stock Options:

The Company maintains a senior executive stock option plan and an executive stock option plan (the “Option Plans”) for key team members of the Company. The Option Plans provide for the granting of non-qualified stock options. All options terminate on the seventh anniversary of the grant date. Shares authorized for grant under the senior executive and the executive stock option plans are 1,710 and 1,523, respectively, at December 29, 2001.

The Company has historically maintained three types of option plans; Fixed Price Service Options (“Fixed Options”), Performance Options (“Performance Options”) and Variable Option plans (“Variable Options”). The Fixed Options vest over a three-year period in three equal installments beginning on the first anniversary of the grant date. During the fourth quarter of fiscal 2001, the board of directors approved an amendment to the Performance Options and the Variable Options. The amendment accelerated the vesting of the Performance Options by removing the variable provisions under the plan and established a fixed exercise price of $18.00 per share for the Variable Options. As a result of the increase in the Company’s stock price and the above amendment, the Company recorded a one-time expense of $8,611 to record the associated compensation expense.

Additionally, as a result of the Discount acquisition, the Company converted all outstanding stock options of Discount with an exercise price greater than $15.00 per share to options to purchase the Company’s common stock. The Company converted 575 options from the executive stock option plan at a weighted-average exercise price of $38.89 per share. These options will terminate on the tenth anniversary of the original option agreement between Discount and the team member and as of December 29, 2001 had a weighted-average contractual life of five years. At December 29, 2001, all Discount shares were exercisable and had a range of exercise prices of $17.46 to $59.18. The fair value of the options to the purchase of the Company’s common stock was included in the purchase price of Discount (Note 3).

As a result of the recapitalization in fiscal 1998 an existing stockholder received stock options to purchase up to 500 shares of common stock. The stock options are fully vested, nonforfeitable and provide for a $10.00 per share exercise price, increasing $2.00 per share annually, through the expiration date of April 2005.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

Total option activity was as follows:

	2001		2000		1999
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Fixed Price Service Options
Outstanding at beginning of year	1,610	$18.95	297	$14.79	105	$10.00
Granted	343	21.00	1,336	19.80	230	16.82
Converted options in connection with Discount acquisition	575	38.89	—	—	—	—
Exercised	(62)	35.07	—	—	—	—
Forfeited	(28)	17.29	(23)	14.55	(38)	13.90

Outstanding at end of year	2,438	$24.52	1,610	$18.95	297	$14.78

Variable Price Service Options
Outstanding at beginning of year	297	$15.00	329	$15.00	397	$15.00
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(2)	15.00	(32)	15.00	(68)	15.00

Outstanding at end of year	295	$18.00	297	$15.00	329	$15.00

Performance Options
Outstanding at beginning of year	297	$10.00	329	$10.00	397	$10.00
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(2)	10.00	(32)	10.00	(68)	10.00

Outstanding at end of year	295	$10.00	297	$10.00	329	$10.00

Other Options
Outstanding at beginning of year	500	$14.00	500	$12.00	500	$10.00
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Outstanding at end of year	500	$16.00	500	$14.00	500	$12.00

As of December 29, 2001, 642 of the Fixed Options and all of the Variable, Performance and other options were exercisable at a weighted average exercise price of $16.07. At December 30, 2000, 118 of the Fixed Options, 148 of the Variable Options and all of the other options were exercisable at a weighted average exercise price of $14.07. Only the 500 of other options and 29 of the fixed options were exercisable at January 1, 2000 at a weighted-average exercise price $11.89. The remaining weighted-average contractual life of the Fixed, Performance and Variable Options are four to seven years. The range of exercise prices for options exercisable at December 29, 2001 and December 30, 2000 were $10.00 to $16.82. The range of exercise prices for options exercisable at January 1, 2000 were $10.00 to $12.00.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

The exercise price for each of the Company’s option grants during the fiscal year ended 1999 equaled the fair market value of the underlying stock on the grant date as determined by the board of directors. The weighted-average fair value for the grants during fiscal 1999 was $2.05. During fiscal 2000, the Company granted options at an exercise price of $16.82, which equaled the then determined fair market value, and $20.00 and $25.00, which exceeded the then determined fair market value. The weighted-average fair value of options granted at $16.82 was $1.44. The options granted at $20.00 and $25.00 had no fair value on the grant date. During fiscal 2001, the Company granted 343 options at an exercise price of $21.00, the fair value at the date of the grant as determined by the board of directors. The fair value of the options granted at $21.00 was $13.53.

As permitted under SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company accounts for its stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). Under APB No. 25, compensation cost for stock options is measured as the excess, if any, of the market price of the Company’s common stock at the measurement date over the exercise price. Accordingly, the Company has not recognized compensation expense on the issuance of its Fixed Options because the exercise price equaled the fair market value of the underlying stock on the grant date. The excess of the fair market value per share over the exercise price per share for the Performance Options and Variable Options was recorded as outstanding stock options included in additional paid-in capital. The Company recorded compensation expense related to the Performance Options and Variable Options of $11,735 (including the one-time charge discussed above), $729 and $1,082 in non-cash stock option compensation expense in the accompanying consolidated statements of operations for the fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000, respectively.

The following information is presented as if the Company elected to account for compensation cost related to the stock options using the fair value method as prescribed by SFAS No. 123:

	2001	2000	1999
Net income (loss):
As reported	$11,442	$19,559	($25,326)
Pro-forma	$7,496	19,674	(24,842)

Net income per basic share:
As reported	$0.40	$0.69	($0.90)
Pro-forma	$0.26	$0.70	($0.88)

Net income per diluted share:
As reported	$0.39	$0.68	($0.90)
Pro-forma	$0.26	$0.69	($0.88)

For the above information, the fair value of each option granted in fiscal 2001 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: (i) weighted average risk-free interest rate of 2.89%; (ii) weighted-average expected life of options of three years; (iii) expected dividend yield of zero and (iv) volatility of 60%.

For the above information, the fair value of each option granted in fiscal 2000 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: (i) risk-free interest rate of

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

4.47% and 4.57%; (ii) weighted-average expected life of options of two and three years and (iii) expected dividend yield of zero. As permitted by SFAS No. 123 for companies with non-public equity securities, the Company used the assumption of zero volatility in valuing these options.

For the above information, the fair value of each option granted in fiscal 1999 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: (i) risk-free interest rate of 5.19% and 5.27%; (ii) weighted-average expected life of options of two and three years and (iii) expected dividend yield of zero. As permitted by SFAS No. 123 for companies with non-public equity securities, the Company used the assumption of zero volatility in valuing these options.

23.    Fair Value of Financial Instruments:

The carrying amount of cash and cash equivalents, receivables, bank overdrafts, accounts payable, borrowings secured by receivables and current portion of long-term debt approximates fair value because of the short maturity of those instruments. The carrying amount for variable rate long-term debt approximates fair value for similar issues available to the Company. The fair value of all fixed rate long-term debt was determined based on current market prices, which approximated $457,804 (carrying value of $450,737) and $163,473 (carrying value of $253,665) at December 29, 2001 and December 30, 2000, respectively.

24.    Segment and Related Information:

The Company has the following operating segments: Advance, Retail and Wholesale. Advance has no operations but holds certain assets and liabilities. Retail consists of the retail operations of the Company, operating under the trade name “Advance Auto Parts” and “Discount Auto Parts” in the United States and “Western Auto” in Puerto Rico and the Virgin Islands. Wholesale consists of the wholesale operations, including distribution services to independent dealers and franchisees all operating under the “Western Auto” trade name.

The financial information for fiscal 2000 and 1999 has been restated to reflect the operating segments described above. Prior to January 1, 2000, management received and used financial information at the Advance Stores and consolidated Western levels. The Advance Stores segment consisted of the “Advance Auto Parts” retail locations and the Western segment consisted of the “Western Auto” retail locations and wholesale operations described above. The accounting policies of the reportable segments are the same as those of the Company.

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

The financial information for fiscal 2000 and 1999 has not been restated to reflect the change in accounting policy related to cooperative advertising funds. Had the new policy been applied in fiscal 2000 and 1999, gross profit and income before provision for income taxes and extraordinary item in the Retail segment would have been $829,475 and $39,393, respectively, in fiscal 2000 and $739,563 and a loss of $21,722, respectively, in fiscal 1999. The application of the new accounting policy to the Wholesale segment would not be material.
	Advance	Retail	Wholesale(b)	Eliminations	Totals
2001(a)
Net sales(c)	$—	$2,419,746	$97,893	$—	$2,517,639
Gross profit	—	1,052,881	14,046	—	1,066,927
Operating income (loss)	—	97,475	(8,362)	—	89,113
Net interest expense	(11,245)	(47,686)	(1,882)	—	(60,813)
(Loss) income before (benefit) provision for income taxes, extraordinary item and change in accounting method(d)	(11,245)	50,323	(10,577)	—	28,501
Extraordinary item, loss on debt extinguishment, net of $2,425 income taxes	—	(3,682)	—	—	(3,682)
Change in accounting method, net of $1,360 income taxes	—	(2,065)	—	—	(2,065)
Segment assets(d)	14,247	1,911,026	26,877	(1,535)	1,950,615
Depreciation and amortization	—	69,927	1,304	—	71,231
Capital expenditures	—	63,327	368	—	63,695

2000
Net sales(c)	$—	$2,167,308	$120,714	$—	$2,288,022
Gross profit	—	881,012	14,883	—	895,895
Operating income	—	91,590	1,199	—	92,789
Net interest expense	(9,871)	(51,684)	(4,141)	—	(65,696)
(Loss) income before (benefit) provision for income taxes and extraordinary item(d)	(9,871)	39,626	(2,594)	—	27,161
Extraordinary item, gain on debt extinguishment, net of $1,759 income taxes	—	2,933	—	—	2,933
Segment assets(d)	10,556	1,307,839	49,421	(11,456)	1,356,360
Depreciation and amortization	—	65,625	1,201	—	66,826
Capital expenditures	—	70,493	73	—	70,566

1999(e)
Net sales(c)	$—	$2,017,425	$189,520	$—	$2,206,945
Gross profit	—	791,985	10,847	—	802,832
Operating income (loss)	—	29,517	(9,282)	—	20,235
Net interest expense	(8,717)	(50,789)	(2,654)	—	(62,160)
Loss before benefit for income taxes(d)	(8,717)	(21,272)	(7,921)	—	(37,910)
Segment assets(d)	13,036	1,266,199	78,753	(9,359)	1,348,629
Depreciation and amortization	—	53,296	4,851	—	58,147
Capital expenditures	—	97,000	8,017	—	105,017

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

(a)	Amounts include non-recurring expenses separately disclosed in the accompanying statement of operations.

(b)
During fiscal 1999, certain assets, liabilities and the corresponding activity related to the Parts America store operations and a distribution center were transferred to the Retail segment through a dividend to Retail. Additionally, throughout fiscal 2000, the Company transferred certain assets to the Retail segment related to the Western Auto retail operations in Puerto Rico and the Virgin Islands.

(c)	For fiscal years 2001, 2000, and 1999, total net sales include approximately $403,000, $356,000 and $245,000, respectively, related to revenues derived from commercial sales.

(d)	Excludes investment in and equity in net earnings or losses of subsidiaries.

(e)	Fiscal 1999 results of operations do not reflect the allocation of certain shared expenses to the Wholesale segment. During fiscal 2000, Management adopted a method for allocating shared expenses.

25.    Quarterly Financial Data (unaudited):

The following table summarizes quarterly financial data for fiscal years 2001 and 2000:

	First	Second	Third	Fourth
2001
Net sales	$729,359	$607,478	$598,793	$582,009
Gross profit	311,450	257,228	256,734	241,515
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	3,873	14,124	15,232	(16,040)
Net income (loss)	3,873	14,124	15,232	(21,787)
Basic income (loss) per share:
Before extraordinary item and cumulative effect of change in accounting principle	$0.14	$0.50	$0.54	$(0.54)
Net income (loss)	0.14	0.50	0.54	(0.73)
Diluted income (loss) per share:
Before extraordinary item and cumulative effect of change in accounting principle	$0.14	$0.49	$0.53	$(0.54)
Net income (loss)	0.14	0.49	0.53	(0.73)

The above fiscal 2001 quarterly information includes non-recurring gains and losses by quarter as follows:

	First	Second	Third	Fourth
Expenses associated with supply chain initiatives—gross profit	$—	$—	$—	$9,099
Expenses associated with supply chain initiatives—selling, general and administrative expense	—	—	—	1,394
Impairment of assets held for sales	1,600	—	—	10,700
Expenses associated with merger-related restructuring	—	—	—	3,719
Expenses associated with merger and integration	—	—	—	1,135
Non-cash stock option compensation expense	1,109	233	1,520	8,873
Non-recurring gain from the settlement of a vendor contract	(8,300)	—	—	—

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

	First	Second	Third	Fourth
2000
Net sales	$677,582	$557,650	$552,138	$500,652
Gross profit	258,975	216,533	223,903	196,484
(Loss) income before extraordinary item	(956)	10,381	9,507	(2,306)
Net (loss) income	(956)	10,381	12,440	(2,306)
Basic (loss) income per share:
Before extraordinary item	$(0.03)	$0.37	$0.34	$(0.08)
Net (loss) income	(0.03)	0.37	0.44	(0.08)
Diluted (loss) income per share:
Before extraordinary item	$(0.03)	$0.36	$0.33	$(0.08)
Net (loss) income	(0.03)	0.36	0.44	(0.08)

The above fiscal 2000 quarterly information includes non-recurring gains and losses by quarter as follows:

	First	Second	Third	Fourth
Non-cash stock option compensation expense	$352	$249	$(66)	$194
Impairment of assets held for sale	—	—	—	856
Non-recurring gain from the settlement of a vendor contract	—	—	—	(3,300)

Results of operations for the first three quarters of fiscal 2001 differ from the amounts previously reported in the Company’s 2001 Form 10-Q Quarterly Reports due to a change in the Company’s method of accounting for cooperative advertising funds received from vendors (Note 2). Results of operations as previously reported in the Company’s 2001 Form 10-Q Quarterly Reports for the first three quarters of fiscal 2001 were as follows:

	First	Second	Third
2001
Net sales	$729,359	$607,478	$598,793
Gross profit	295,939	244,341	244,063
Income before extraordinary item and cumulative effect of change in accounting principle	4,951	16,453	15,505
Net income	4,951	16,453	15,505
Basic income per share:
Before extraordinary item and cumulative effect of change in accounting principle	$0.18	$0.58	$0.55
Net income	0.18	0.58	0.55
Diluted income per share:
Before extraordinary item and cumulative effect of change in accounting principle	$0.17	$0.58	$0.54
Net income	0.17	0.58	0.54

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 29, 2001, December 30, 2000, and January 1, 2000
(in thousands, except per share data and per store data)

Results of operations for the fiscal year ended 2000 do not reflect the Company’s change in accounting principle related to cooperative advertising funds. Fiscal 2000 results of operations on a pro forma basis for this change are as follows:

	First	Second	Third	Fourth
2000
(Loss) income before extraordinary item	$(3,714)	$10,766	$10,789	$(1,450)
Net (loss) income	(3,714)	10,766	13,722	(1,450)
Basic (loss) income per share:
Before extraordinary item	$(0.13)	$0.38	$0.38	$(0.05)
Net (loss) income	(0.13)	0.38	0.48	(0.05)
Diluted (loss) income per share:
Before extraordinary item	$(0.13)	$0.38	$0.38	$(0.05)
Net (loss) income	(0.13)	0.38	0.48	(0.05)

ADVANCE AUTO PARTS, INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

December 29, 2001 and December 30, 2000
Condensed Parent Company Balance Sheets
(in thousands, except per share data)

	December 29, 2001	December 30, 2000
ASSETS
Cash and cash equivalents	$375	$178
Merchandise and other receivables	172	214
Intercompany receivable	1,102	—
Investment in subsidiary	368,683	231,371
Deferred income taxes	11,960	8,185
Other assets	1,740	1,979

Total assets	$384,032	$241,927

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accrued expenses	$87	$838
Long-term debt	95,374	84,215

Total liabilities	95,461	85,656
Stockholders’ equity
Preferred stock, nonvoting, $.0001 par value; 10,000 shares authorized; no shares issued or outstanding	—	—
Common stock, voting $.0001 par value; 100,000 shares authorized; 32,692 and 28,289 issued and outstanding	3	3
Additional paid-in capital	496,538	375,209
Stockholder subscription receivables	(2,676)	(2,364)
Accumulated deficit	(205,294)	(216,577)

Total stockholders’ equity	288,571	156,271

Total liabilities and stockholders’ equity	$384,032	$241,927

The accompanying notes to condensed parent company financial statements are an integral part of these balance sheets.

ADVANCE AUTO PARTS, INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

Condensed Parent Company Statements of Operations
For the Years Ended December 29, 2001 December 30, 2000, and January 1, 2000
(in thousands, except per share data)
	For the Years Ended
	2001	2000	1999
Interest expense	$(11,424)	$(10,121)	$(8,948)
Interest income	179	250	231
Equity in earnings of subsidiaries	18,860	26,104	(19,565)
Income tax benefit	3,827	3,326	2,956

Net income (loss)	$11,442	$19,559	$(25,326)

Net income (loss) per basic share	$0.40	$0.69	$(0.90)
Net income (loss) per diluted share	$0.39	$0.68	$(0.90)

Average common shares outstanding	28,637	28,296	28,269
Dilutive effect of stock options	521	315	—

Average common shares outstanding—assuming dilution	29,158	28,611	28,269

The accompanying notes to condensed parent company financial statements are an integral part of these statements.

ADVANCE AUTO PARTS, INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

Condensed Parent Company Statements of Cash Flows (Dollars in thousands)

	For the Years Ended
	2001	2000	1999
Cash flows from operating activities:
Net income (loss)	$11,442	$19,559	(25,326)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Amortization of deferred debt issuance costs	239	224	248
Amortization of bond discount	11,158	9,853	8,700
Benefit for deferred income taxes	(3,775)	(3,326)	(2,994)
Equity in earnings of subsidiary	(18,860)	(26,104)	19,565
Net decrease (increase) in:
Other assets	42	5,225	(59)
Other liabilities	76	40	1,154

Net cash provided by operating activities	322	5,471	1,288

Cash flows from investing activities:
Change in net intercompany with subsidiaries	(1,956)	(5,309)	(2,944)
Purchase of Advance Stores Class A Common Stock	—	(2,053)	—

Net cash used in investing activities	(1,956)	(7,362)	(2,944)

Cash flows from financing activities:
(Repurchases of) proceeds from stock transactions under subscription plan	(550)	1,602	423
Proceeds from exercise of stock options	2,381	—	—
Payment of debt issuance costs	—	—	(42)

Net cash provided by financing activities	1,831	1,602	381

Net increase (decrease) in cash and cash equivalents	197	(289)	(1,275)
Cash and cash equivalents, beginning of year	178	467	1,742

Cash and cash equivalents, end of year	$375	$178	$467

Supplemental cash flow information:
Interest paid	$—	$—	$—
Income taxes paid, net of refunds received	—	—	939
Noncash transactions:
Issuance of common stock and stock options—Discount acquisition	107,129	—	—
Equity transactions under the stockholder subscription and employee stock option plans	411	1,281	1,660
Equity method impact of outstanding stock options	11,735	729	1,082

The accompanying notes to condensed parent company financial statements are an integral part of these statements.

ADVANCE AUTO PARTS, INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

Notes to Condensed Parent Company Statements
December 29, 2001 and December 30, 2000
(Dollars in thousands, except per share data)

1.    Presentation

These condensed financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to those rules and regulations, although management believes that the disclosures made are adequate to make the information presented not misleading.

2.    Organization

On November 28, 2001, Advance Holding Corporation (“Holding”) was merged with and into Advance Auto Parts, Inc. (the “Company”), with Advance Auto Parts, Inc. continuing as the surviving entity. Shareholders of Holding received one share of Company common stock in exchange for each outstanding share of Holding common stock. In addition, separate classes of common stock were eliminated, the par value of each share of common and preferred stock was set at $.0001 and $.0001 per share, respectively, and 100,000,000 and 10,000,000 shares of common and preferred stock were authorized, respectively. This transaction is a reorganization among entities under common control and has been treated in a manner similar to a pooling of interests. Accordingly, the accompanying financial statements have been changed to reflect the transaction as if it occurred on January 2, 1999. The Company was created in August 2001 and has no separate operations. Accordingly, the change resulted only in reclassifications between common stock and additional paid-in capital.

The Company is a holding company which was the 100% shareholder of Advance Stores Company, Incorporated (“Stores”) and certain other subsidiaries during the periods presented. The parent/subsidiary relationship between the Company and its subsidiaries includes certain related party transactions. These transactions consist primarily of interest on intercompany advances, dividends, capital contributions and allocations of certain costs. Deferred income taxes have not been provided for financial reporting and tax basis differences on the undistributed earnings of the subsidiaries.

ADVANCE AUTO PARTS, INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

Notes to Condensed Parent Company Statements
December 29, 2001 and December 30, 2000
(Dollars in thousands, except per share data)

3.    Long-term Debt

Long-term debt at December 30, 2000 consists of senior discount debentures (the “Debentures”) issued during fiscal 1998. The Debentures were issued at a discount and accrete at a rate of 12.875%, compounded semi-annually, to an aggregate principal amount of $112,000 by April 15, 2003. Cash interest will not accrue on the Debentures prior to April 15, 2003. Commencing April 15, 2003, cash interest on the Debentures will accrue and be payable, at a rate of 12.875% per annum, semi-annually in arrears on each April 15 and October 15. As of December 29, 2001 and December 30, 2000, the Debentures have been accreted by $35,356 and $24,198 with corresponding interest expense of $11,158, $9,853 and $8,700 recognized for the years ended December 30, 2000, January 1, 2000 and January 2, 1999, respectively. The Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2003 and mature on April 15, 2009.

ADVANCE AUTO PARTS, INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

Notes to Condensed Parent Company Statements
December 29, 2001 and December 30, 2000
(dollars in thousands, except per share data)

Upon the occurrence of a change of control (as defined), each holder of the Debentures will have the right to require the Company to purchase the Debentures at a price in cash equal to 101% of the accreted value thereof plus liquidated damages, if any, thereon in the case of any such purchase prior to April 15, 2003, or 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase in the case of any such purchase on or after April 15, 2003. The Company may not have any significant assets other than capital stock of Stores (which is pledged to secure the Company’s obligations under Stores’ senior credit facility). As a result, the Company’s ability to purchase all or any part of the Debentures will be dependent upon the receipt of dividends or other distributions from Stores or its subsidiaries. Stores’ senior credit facility and Stores’ senior subordinated notes have certain restrictions for Stores with respect to paying dividends and making any other distributions.

The Debentures are subordinated to all of the Company’s other liabilities. The Debentures contain certain non-financial restrictive covenants that are similar to the covenants contained in the notes. Substantially all of the net assets of the Company’s subsidiaries are restricted at December 29, 2001.

See Notes to Consolidated Financial Statements for Additional Disclosures

ADVANCE AUTO PARTS, INC. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(dollars in thousands)

	Balance at Beginning of Period	Charges to Expenses	Deductions		Other		Balance at End of Period
Allowance for doubtful accounts receivable:
January 1, 2000	$3,780	$3,901	$(754	)(1)	$—		$6,927
December 30, 2000	6,927	2,152	(4,058	)(1)	—		5,021
December 29, 2001	5,021	2,106	(1,070	)(1)	3,833	(2)	9,890

(1) Accounts written off during the period. (2) Allowancefor doubtful accounts receivable assumed and established in the Discount acquisition.

Restructuring reserves:
January 1, 2000	$37,763	$58	$(18,165	)(1)	$1,660	(2)	$21,316
December 30, 2000	21,316	1,673	(11,143	)(1)	(1,261	)(3)	10,585
December 29, 2001	10,585	8,771	(9,253	)(1)	13,509	(4)	23,612

(1)	Represents amounts paid for restructuring charges.
(2)	Restructuring reserves assumed and established in the Western merger.
(3)	Reductions to reserves assumed and established in the Western merger that exceeded the ultimate cost expended by the Company.
(4)   Restructuring reserves assumed and established in the Discount acquisition.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Discount Auto Parts, Inc.

We have audited the accompanying consolidated balance sheets of Discount Auto Parts, Inc. as of May 29, 2001 and May 30, 2000, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended May 29, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Discount Auto Parts, Inc. at May 29, 2001 and May 30, 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 29, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, during fiscal 1999 the Company changed its method of accounting for inventories.

/S/ ERNST & YOUNG LLP

Tampa, Florida
June 29, 2001

DISCOUNT AUTO PARTS, INC.

CONSOLIDATED BALANCE SHEETS

	May 30 2000	May 29 2001
	(In thousands)
ASSETS
Current assets:
Cash	$12,612	$9,669
Inventories	253,113	242,718
Prepaid expenses and other current assets	13,986	14,391
Deferred income taxes	469	—

Total current assets	280,180	266,778
Property and equipment	524,053	507,255
Less allowances for depreciation and amortization	(104,771)	(122,742)

	419,282	384,513
Other assets	5,247	4,638

Total assets	$704,709	$655,929

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$100,804	$96,442
Accrued salaries, wages and benefits	8,804	8,649
Other current liabilities	14,403	16,637
Current maturities of long-term debt	2,400	1,200

Total current liabilities	126,411	122,928
Deferred gain on sale/leaseback	—	5,966
Deferred income taxes	10,494	13,273
Long-term debt	264,600	192,900
Stockholders’ equity:
Preferred stock, $.01 par value, 5,000 shares authorized, none issued or outstanding	—	—
Common Stock, $.01 par value, 50,000 shares authorized, 16,700 and 16,708 shares issued and outstanding at May 30, 2000 and May 29, 2001, respectively	167	167
Additional paid-in capital	142,379	142,429
Retained earnings	160,658	178,266

Total stockholders’ equity	303,204	320,862

Total liabilities and stockholders’ equity	$704,709	$655,929

See accompanying notes.

DISCOUNT AUTO PARTS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Fiscal Year Ended
	June 1 1999	May 30 2000	May 29 2001
Net sales	$511,483	$598,258	$661,717
Cost of sales, including distribution costs	302,843	356,783	404,199

Gross profit	208,640	241,475	257,518
Selling, general and administrative expenses	152,777	184,371	215,353

Income from operations	55,863	57,104	42,165
Other income, net	817	2,770	6,957
Interest expense	(12,856)	(18,079)	(21,634)

Income before income taxes and cumulative effect of change in accounting principle	43,824	41,795	27,488
Income taxes	16,766	15,506	9,880

Income before cumulative effect of change in accounting principle	27,058	26,289	17,608
Cumulative effect of change in accounting principle, net of income tax benefit	(8,245)	—	—

Net income	$18,813	$26,289	$17,608

Net income per basic share from:
Income before cumulative effect of change in accounting principle	$1.63	$1.57	$1.05
Cumulative effect of change in accounting principle	(0.50)	—	—

Net income	$1.13	$1.57	$1.05

Net income per diluted share from:
Income before cumulative effect of change in accounting principle	$1.61	$1.57	$1.05
Cumulative effect of change in accounting principle	(0.49)	—	—

Net income	$1.12	$1.57	$1.05

Average common shares outstanding	16,650	16,695	16,703
Dilutive effect of stock options	153	30	4

Average common shares outstanding-assuming dilution	16,803	16,725	16,707

See accompanying notes.

DISCOUNT AUTO PARTS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
		Shares	Amount
Balance at June 2, 1998	—	16,630	$166	$141,163	$115,556	$256,885
Stock issued under stock purchase and stock option plans	—	60	1	1,067	—	1,068
Net income	—	—	—	—	18,813	18,813

Balance at June 1, 1999	—	16,690	167	142,230	134,369	276,766
Stock issued under stock purchase and stock option plans	—	10	—	149	—	149
Net income	—	—	—	—	26,289	26,289

Balance at May 30, 2000	—	16,700	167	142,379	160,658	303,204
Stock issued under stock purchase and stock option plans	—	8	—	50	—	50
Net income	—	—	—	—	17,608	17,608

Balance at May 29, 2001	—	16,708	$167	$142,429	$178,266	$320,862

See accompanying notes.

DISCOUNT AUTO PARTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
	June 1 1999	May 30 2000	May 29 2001
	(In thousands)
Operating activities
Net income	$18,813	$26,289	$17,608
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,555	22,441	23,498
Cumulative effect of change in accounting principle	8,245	—	—
Deferred income tax (benefit) expense	(1,489)	5,344	5,262
Gain on disposals of property and equipment	(594)	(2,565)	(89)
Changes in operating assets and liabilities:
(Increase) decrease in inventories	(37,840)	(44,085)	10,395
(Increase) decrease in prepaid expenses and other current assets	(2,706)	6,377	(405)
Increase in other assets	(112)	(534)	(47)
Increase (decrease) in trade accounts payable	20,784	12,937	(4,362)
Increase (decrease) in accrued salaries, wages and benefits	691	796	(155)
Decrease (increase) in other current liabilities	(504)	1,021	220

Net cash provided by operating activities	23,843	28,021	51,925

Investing activities
Net proceeds from sales of property and equipment	3,904	5,104	1,304
Purchases of property and equipment	(80,964)	(69,257)	(43,053)
Business acquisition	(8,225)	—	—
Net proceeds from sales/leaseback	—	—	59,731

Net cash (used in) provided by investing activities	(85,285)	(64,153)	17,982

Financing activities
Proceeds from short-term borrowings and long-term debt	105,359	92,344	92,829
Payments of short-term borrowings and long-term debt	(41,254)	(52,544)	(165,729)
Proceeds from issuances of common stock	1,068	149	50

Net cash provided by (used in) financing activities	65,173	39,949	(72,850)
Net increase (decrease) in cash	3,731	3,817	(2,943)
Cash at beginning of year	5,064	8,795	12,612

Cash at end of year	$8,795	$12,612	$9,669

See accompanying notes.

DISCOUNT AUTO PARTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

Business

Discount Auto Parts, Inc. is one of the Southeast’s leading specialty retailers and suppliers of automotive replacement parts, maintenance items and accessories to both do-it-yourself (“DIY”) consumers and professional mechanics and service technicians. As of June 1, 1999, May 30, 2000, and May 29, 2001, the Company operated a chain of 558, 643, and 666 stores, respectively. As of May 29, 2001, 438 of the stores were located in Florida, 114 were located in Georgia, 46 in Louisiana, 42 in Mississippi, 19 in Alabama, and 7 in South Carolina.

Fiscal Year End

The Company’s fiscal year consists of 52 or 53 weeks ending on the Tuesday closest to May 31. The years ended June 1, 1999, May 30, 2000, and May 29, 2001 all consisted of 52 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of Discount Auto Parts, Inc. and its subsidiaries (the “Company” or “Discount”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue upon delivery of products for commercial sales and upon sale to the customer for retail sales.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets principally include amounts due from vendors related to cooperative advertising and various incentive programs and trade accounts receivable resulting from the Company’s commercial delivery program.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided using accelerated and straight-line methods over periods that approximate the assets’ estimated useful lives. Maintenance and repairs are charged against operations as incurred.

Pre-Opening Costs

Costs associated with the opening of new stores, which primarily consist of payroll and occupancy costs, are charged against operations as incurred.

Advertising Costs

The Company expenses its share of all advertising costs as such costs are incurred. The portion of advertising expenditures, which is to be recovered through vendor cooperative advertising and other similar programs, is recorded as receivables. Advertising expense, net of vendor rebates, was approximately $4.0 million for fiscal 1999, $1.9 million for fiscal 2000, and $2.9 million for fiscal 2001.

DISCOUNT AUTO PARTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities.

Stock Option Plans

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options and presents disclosures required under Statement of Financial Accounting Standards Statement No. 123, Accounting for Stock-Based Compensation. Under APB 25, because the exercise price of the Company’s stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Fair Values of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and long-term debt. The carrying value of cash, accounts receivable and accounts payable approximates fair market values. The carrying amount of long-term debt approximates fair market value based on current interest rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (Statement 133), Accounting for Derivative Instruments and Hedging Activities. The Company expects to adopt Statement 133 effective the beginning of fiscal year 2002. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Because the Company is not party to any derivative instruments at May 29, 2001, the adoption of this Statement will not have any effect on its results of operations or financial position.

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Standards (“SFAS”) No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 establishes accounting and reporting standards for business combinations and eliminates the pooling-of-interests method of accounting for combinations for those combinations initiated after July 1, 2001. SFAS No. 141 also includes new criteria to recognize intangible assets separately from goodwill. SFAS No. 142 establishes the accounting and reporting standards for goodwill and intangible lives. Goodwill and intangibles with indefinite lives will no longer be amortized, but, alternatively, will be reviewed periodically for indicators of impairment. Separate intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company does not anticipate that the adoption of SFAS No. 141 and SFAS No. 142 will have a significant effect on its results of operations or financial position.

2.    Accounting Change

During the fourth quarter of fiscal year 1999, the Company changed its method of accounting for store inventories from the first-in, first-out retail inventory method to the weighted average cost method. The new

DISCOUNT AUTO PARTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

method for computing inventory is preferable because it more accurately measures the cost of the Company’s merchandise and produces a better matching of revenues and expenses.

The effect of the change as of June 3, 1998 has been presented as a cumulative effect of a change in accounting method, net of a $5,190,000 income tax benefit, of $8,245,000, and has been recorded as of the beginning of fiscal year 1999. The effect of this change in fiscal year 1999 was to decrease income before cumulative effect of change in accounting principle by $805,000 ($.05 per diluted share).

3.    Property and Equipment

Property and equipment consists of the following (dollars in thousands):

	May 30, 2000	May 29, 2001	Life (Years)
Land	$197,489	$178,660
Buildings	182,982	169,136	5–31.5
Furniture, fixtures and equipment	121,698	133,064	5–7
Building and leasehold improvements	4,470	4,628	5–31.5
Automotive equipment	4,907	4,911	3–7
Construction in progress	12,507	16,856

	$524,053	$507,255

Depreciation expense totaled approximately $18,415,000, $22,013,000, and $23,032,000 for fiscal years 1999, 2000 and 2001, respectively.

4.    Long-Term Debt

Long-term debt consists of the following (in thousands):

	May 30, 2000	May 29, 2001
Revolving credit agreements	$211,000	$140,500
Senior term notes	50,000	50,000
Senior secured notes	6,000	3,600

	267,000	194,100
Less current maturities	(2,400)	(1,200)

	$264,600	$192,900

Effective July 29, 1999, the Company entered into a five year $265 million unsecured revolving credit agreement (the “Revolver”). The rate of interest payable under the Revolver is a function of LIBOR or the prime rate of the lead agent bank, at the option of the Company. During the term of the Revolver, the Company is also obligated to pay a fee, which fluctuates based on the Company’s debt-to-capitalization ratio, for the unused portion of the Revolver.

Effective August 8, 1997, the Company issued a $50 million senior term notes facility (the “Notes”). The Notes provide for interest at a fixed rate of 7.46%, payable semi-annually, with semi-annual principal payments of $7.1 million, beginning July 15, 2004.

At May 30, 2000 and May 29, 2001, the Company’s weighted average interest rate on its borrowings under the revolving credit agreement was 7.3% and 7.1%, respectively.

DISCOUNT AUTO PARTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of May 29, 2001, the Company had approximately $124.5 million of available borrowings.

The Company issued two senior secured notes, each for an original principal of $12 million, to an insurance company. The notes were collateralized by a first mortgage on certain store properties, equipment and fixtures. During fiscal 2001, the Company retired one of the two senior secured notes. The remaining agreement provides for interest at a fixed rate of 9.8%, payable quarterly, with annual principal payments of $1.2 million due on May 31.

The carrying value of all assets mortgaged or otherwise subject to lien totaled approximately $8.2 million at May 29, 2001.

The Company’s debt agreements contain various restrictions, including the maintenance of certain financial ratios and restrictions on dividends, with which the Company is in compliance. Based on the terms of the debt agreements, as of May 29, 2001, $42.7 million of the retained earnings were available for dividend distribution.

Annual maturities, as of May 29, 2001, of all long-term debt for the next five years are as follows (in thousands):

Amount
2002	$1,200
2003	1,200
2004	1,200
2005	14,286
2006	14,286

The table excludes amounts due under the Revolver in 2005 as it is expected to be renewed or replaced prior to its expiration.

Total interest paid during fiscal years 1999, 2000 and 2001was approximately $13,843,000, $19,242,000, and $22,088,000, respectively. Capitalized interest for fiscal years 1999, 2000 and 2001 totaled approximately $668,000, $684,000, and $319,000, respectively.

5.    Stockholders’ Equity

The Board of Directors is authorized, without further stockholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designation, preferences and relative participating, option or other special rights, and qualifications, limitations, or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of May 29, 2001, the Board had not authorized any series of preferred stock and there are no plans, agreements or understandings for the authorization or issuance of any shares of preferred stock.

6.    Leases

Certain of the Company’s retail stores and equipment are leased under noncancelable operating leases. The majority of the retail store leases include options to purchase and provisions for rental increases based on the consumer price index.

DISCOUNT AUTO PARTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum annual rental commitments under noncancelable operating leases with initial or remaining terms of one year or more are as follows (in thousands):

Amount
2002	$13,289
2003	11,749
2004	10,605
2005	9,677
2006 and thereafter	128,767

$174,087

Rental expense for fiscal years 1999, 2000 and 2001 totaled approximately $5,094,000, $7,720,000, and $11,053,000, respectively.

The Company also leases certain portions of its owned facilities to outside parties. Rental income for fiscal years 1999, 2000 and 2001 totaled approximately $719,000, $1,099,000, and $666,000, respectively.

In May 2000, the Company entered into a lease agreement, as amended, in which the lessor agreed to fund up to $34 million for construction of a new 400,000 square foot distribution center in Copiah County, Mississippi. The agreement continues for five years following completion of the construction. Construction of the distribution center was completed in May 2001. At the end of the lease term, the Company has the option to renew the lease for two five-year terms, or to purchase the building for a price including the outstanding lease balance. If the Company elects not to renew the lease or purchase the building, the Company must arrange the sale of the building to a third party. Under the sale option, the Company has guaranteed a percentage of the total original cost as the residual fair value of the building. Lease payments are expected to be approximately $2.0 million on an annual basis and are included in the table above.

On February 27, 2001, the Company completed a sale/leaseback transaction. Under the terms of the transaction, the Company sold 101 properties, including land, buildings, and improvements, for $62.2 million. The stores were leased back from the purchaser over a period of 22.5 years. The sale of the properties generated a gain, net of expenses incurred, of $6.0 million, which gain has been deferred and is being amortized over the lease term. Rent expense during the first five years of the lease will be approximately $6.4 million annually, with increases periodically thereafter, and is included in the table of future minimum annual rental commitments under non-cancelable operating leases.

7.    Benefit Plans

The Company has a 401(k) profit-sharing plan covering substantially all of its team members (employees) who have at least one year of service and work more than 1,000 hours per year. Team members may contribute up to 15% of their annual compensation subject to Internal Revenue Code maximum limitations. The Company has agreed to make matching contributions, based upon the team member’s first six percent of compensation, ranging from 25% to 100% of the team member’s contribution depending on the team member’s years of service. After three years of service, Company contributions and earnings thereon vest at the rate of 20% per year of service with the Company. Expense recognized under this plan for fiscal years 1999, 2000 and 2001 was approximately $964,000, $947,000, and $1,279,000, respectively.

The Company has a Supplemental Executive Profit Sharing Plan (the SEPS Plan). The SEPS Plan is an unfunded deferred compensation plan covering certain key members of management. The amount of benefit each participant is entitled to is established annually by the Board of Directors or, in certain cases, by a committee of the Board of Directors. Each participant’s account accrues interest on unpaid awards at a rate determined

DISCOUNT AUTO PARTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

annually as defined in the plan agreement. As of May 30, 2000 and May 29, 2001, the Company has accrued approximately $1,049,000 and $1,122,000, respectively, for benefits due under the SEPS Plan.

The Board of Directors has adopted a stock purchase plan (the Purchase Plan), which initially reserved an aggregate of 550,000 shares of common stock. Under the Purchase Plan, all team members have the right to purchase shares of common stock of the Company at a price equal to 85% of the value of the stock immediately prior to the beginning of each exercise period. All team members are eligible to participate except for those who have been employed by the Company for less than one year, team members who customarily work twenty hours or less per week, team members who customarily work five months or less in any calendar year, and team members owning at least 5% of the Company’s stock. During fiscal years 1999, 2000 and 2001, 8,805, 6,499, and 7,454 shares, respectively, were purchased under the terms of the Purchase Plan. As of May 29, 2001, 464,002 shares of common stock remain reserved for issuance under the Purchase Plan.

8.    Stock Option Plans

The Company has stock option plans, which provide for the granting to key team members options to purchase shares of its common stock. A total of 2,540,000 shares of common stock were reserved for issuance under the plans and, as of May 29, 2001, a total of 2,448,808 shares of common stock remain so reserved. The per share exercise price of each stock option is not less than the fair market value of the stock on the date of the grant or, in the case of a team member owning more than 10% of the outstanding stock of the Company, the price for incentive stock options is not less than 110% of such fair market value.

A summary of the Company’s stock option activity and related information is as follows (shares in thousands):

	June 1, 1999		May 30, 2000		May 29, 2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,127	$21	1,337	$23	1,515	$22
Granted	333	27	376	19	427	9
Exercised	(51)	18	(4)	19	—	—
Canceled	(72)	24	(194)	22	(432)	18

Outstanding at end of year	1,337	23	1,515	22	1,510	19

Exercisable at end of year	445	21	556	24	536	21

Weighted-average fair value of options granted during the year		14		11		6

Options outstanding and exercisable at May 29, 2001 are summarized as follows (options in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Weighted Average Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Exercisable Stock Options	Weighted Average Exercise Price
$7–$10	$9	353	9.3	—	$—
$16–$19	18	562	5.9	232	17
$22–$31	26	595	5.2	304	25

$7–$31	19	1,510	6.4	536	21

DISCOUNT AUTO PARTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All options outstanding generally vest beginning after three years and then in equal installments over a four-year period and have a ten-year duration. In the event of a change of ownership control, all options become 100% vested.

The Company also has a Non-Employee Directors’ Stock Option Plan. A total of 40,000 shares are reserved for future issuance under this plan. As of May 29, 2001, 25,000 options had been granted under this plan at an average price of $19.18. As of May 29, 2001, 8,250 of such options were exercisable.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 (SFAS 123), and has been determined as if the Company had accounted for its employee and non-employee director stock options under the fair value method of SFAS 123.

The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of return of 6.50% for 1999, 6.57% for 2000 and 5.8% for 2001; volatility factor of .41 for 1999, .44 for 2000 and .56 for 2001, and weighted average expected option life of seven years for all options. The Company assumed that no dividends would be paid over the expected life of the options.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net income or losses for future years.

The Company’s pro forma information follows (in thousands, except per share amounts):

	1999	2000	2001
Pro forma net income	$18,579	$25,534	$16,727
Pro forma net income per basic share	$1.12	$1.53	$1.00
Pro forma net income per diluted share	$1.11	$1.53	$1.00

9.    Income Taxes

The provision for income taxes is comprised of the following (in thousands):

	Fiscal Year Ended
	June 1, 1999	May 30, 2000	May 29, 2001
Current:
Federal	$12,233	$9,264	$4,618
State	2,129	898	—

	14,362	10,162	4,618
Deferred:
Federal	2,062	5,219	4,884
State	342	125	378

	2,404	5,344	5,262

	$16,766	$15,506	$9,880

DISCOUNT AUTO PARTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the provision for income taxes to the amounts computed at the federal statutory tax rate is as follows (in thousands):

	Fiscal Year Ended
	June 1, 1999	May 30, 2000	May 29, 2001
Federal income taxes at statutory rate	$15,339	$14,635	$9,621
State income taxes, net of federal tax benefit	1,606	850	378
Other items, net	(179)	21	(119)

	$16,766	$15,506	$9,880

Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	May 30, 2000	May 29, 2001
Deferred tax assets:
Change in inventory accounting method	$2,487	$1,296
Various accrued expenses	735	932
Deferred gain from sale/leaseback	—	2,711
Other, net	736	1,067

Total deferred tax assets	3,958	6,006
Deferred tax liabilities:
Depreciation	10,977	16,881
Accrued liabilities	1,397	1,796
Inventory related items	1,124	2,006
Other, net	485	610

Total deferred tax liabilities	13,983	21,293

Net deferred tax liability	$10,025	$15,287

Classified as follows:
Current asset (liability)	$469	$(2,014)
Noncurrent asset (liability)	(10,494)	(13,273)

	$(10,025)	$(15,287)

For fiscal years 1999, 2000 and 2001, the Company paid income taxes of approximately $15,526,000, $9,922,000, and $2,820,000, respectively.

10.    Commitments And Contingencies

The Company is involved in various legal proceedings arising out of the normal conduct of its business. Although the Company cannot ascertain the amount of liability that it may incur from any of these matters, it does not believe that, individually or in the aggregate, these legal proceedings will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

As of May 29, 2001, the Company’s cost to complete construction contracts in progress was approximately $3.4 million.

DISCOUNT AUTO PARTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Litigation Settlement

In May 2001, the Company settled a claim related to litigation that was concluded in August 1997 by entering into a settlement agreement. The 1997 litigation stemmed from the sale and distribution of freon. The Company recorded a net gain of $6.5 million resulting from the settlement. Such amount is included in the other income caption on the income statement.

12.    Subsequent Event (Unaudited)

On August 7, 2001, the Company entered into a definitive agreement with Advance Holding Corporation, Advance Auto Parts, Inc., Advance Stores Company, Incorporated and AAP Acquisition Corporation (collectively, Advance) under which the Company would be acquired by Advance in a merger transaction. Terms of the agreement call for each share of Discount common stock to be exchanged for $7.50 in cash and 0.2577 shares of common stock of Advance Auto Parts, Inc., a holding company which has been formed to own and operate the combined companies. The transaction has been approved by the boards of directors of both companies and is subject to approval by the shareholders of Discount, clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions. The transaction is expected to close in the fourth calendar quarter of 2001.

13.    Quarterly Results Of Operations (Unaudited)

The following quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)
Fiscal year ended May 30, 2000:
Net sales	$143,625	$142,643	$147,374	$164,616
Gross profit	58,427	58,547	58,683	65,818
Net income	7,346	6,020	5,813	7,110
Basic net income per common share	.44	.36	.35	.43
Diluted net income per common share	.44	.36	.35	.43

Fiscal year ended May 29, 2001:
Net sales	$167,074	$160,950	$159,477	$174,216
Gross profit	63,924	63,364	61,594	68,636
Net income	3,569	2,281	2,309	9,449
Basic net income per common share	.21	.14	.14	.57
Diluted net income per common share	.21	.14	.14	.57

DISCOUNT AUTO PARTS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	May 29 2001	November 27 2001
	(In thousands)
ASSETS
Current assets:
Cash	$9,669	$9,377
Inventories	242,718	240,529
Prepaid expenses and other current assets	14,391	14,633

Total current assets	266,778	264,539

Property and equipment	507,255	515,897
Less allowances for depreciation and amortization	(122,742)	(134,798)

	384,513	381,099
Other assets	4,638	4,525

Total assets	$655,929	$650,163

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$96,442	$79,141
Other current liabilities	25,286	24,204
Current maturities of long-term debt	1,200	1,200

Total current liabilities	122,928	104,545

Deferred gain on sale/leaseback	5,966	5,812
Deferred income taxes	13,273	13,331
Long-term debt	192,900	195,989
Stockholders’ equity:
Preferred stock	—	—
Common stock	167	167
Additional paid-in capital	142,429	142,917
Retained earnings	178,266	187,402

Total stockholders’ equity	320,862	330,486

Total liabilities and stockholders’ equity	$655,929	$650,163

See accompanying notes.

DISCOUNT AUTO PARTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Twenty-six Weeks Ended
	November 28 2000	November 27 2001
	(In thousands, except per share amounts)
Net sales	$328,024	$338,545
Cost of sales, including distribution costs	200,736	203,945

Gross profit	127,288	134,600
Selling, general and administrative expenses	106,727	113,394
Merger related expenses	—	1,264

Income from operations	20,561	19,942
Other income, net	120	221
Interest expense	(11,541)	(5,892)

Income before income taxes	9,140	14,271
Income taxes	3,290	5,135

Net income	$5,850	$9,136

Net income per share:
Basic net income per common share	$0.35	$0.55
Diluted net income per common share	$0.35	$0.54

Average common shares outstanding	16,696	16,708
Dilutive effect of stock options	—	187

Average common shares outstanding—assuming dilution	16,696	16,895

See accompanying notes.

DISCOUNT AUTO PARTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Twenty-Six Weeks Ended
	November 28 2000	November 27 2001
	(in thousands)
Operating activities
Net income	$5,850	$9,136
Adjustments to reconcile net income to net cash used in operating activities:
Deferred income tax benefit	185	(2)
Depreciation and amortization	12,328	12,391
Gain on disposals of property and equipment	(14)	(198)
Amortization of deferred gain on sale/leaseback	—	(154)
Changes in operating assets and liabilities:
Decrease in inventories	5,187	2,189
Increase in prepaid expenses and other current assets	(2,728)	89
Decrease (increase) in other assets	(1,115)	(160)
Decrease in trade accounts payable	(37,338)	(17,301)
Decrease in other current liabilities	47	(1,141)

Net cash (used in) provided by operating activities	(17,598)	4,849

Investing activities
Proceeds from sales of property and equipment	744	1,258
Purchases of property and equipment	(20,757)	(9,765)

Net cash used in investing activities	(20,013)	(8,507)

Financing activities
Proceeds from short-term borrowings and long-term debt	60,236	39,108
Payments of short-term borrowings and long-term debt	(29,608)	(36,019)
Proceeds from other issuances of common stock	20	277

Net cash provided by financing activities	30,648	3,366

Net decrease in cash	(6,963)	(292)
Cash at beginning of period	12,612	9,669

Cash at end of period	$5,649	$9,377

See accompanying notes.

DISCOUNT AUTO PARTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
November 27, 2001

1.    BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of Discount Auto Parts, Inc. (the Company) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. For further information, refer to the financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended May 29, 2001.

Operating results for the twenty-six-week period ended November 27, 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year.

2.    SALE/LEASEBACK TRANSACTION

On February 27, 2001, the Company completed a sale/leaseback transaction. Under the terms of the transaction, the Company sold 101 properties, including land, buildings, and improvements, for a net price of approximately $62.2 million. The stores were leased back from the purchaser under non-cancelable operating leases with lease terms of 22.5 years each. The sale of the properties generated a gain for financial reporting purposes, net of expenses incurred, of $6.0 million, which gain has been deferred and is being amortized over the lease term.

3.    LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	May 29, 2001	November 27, 2001
Revolving credit agreements	$140,500	$144,789
Senior term notes	50,000	50,000
Senior secured notes	3,600	2,400

	194,100	197,189
Less current maturities	(1,200)	(1,200)

	$192,900	$195,989

Effective July 29, 1999, the Company entered into a five year $265 million unsecured revolving credit agreement (the Revolver). The rate of interest payable under the Revolver is a function of LIBOR or the prime rate of the lead agent bank, at the option of the Company. During the term of the Revolver, the Company is also obligated to pay a fee, which fluctuates based on the Company’s debt-to-capitalization ratio, for the unused portion of the Revolver.

Effective August 8, 1997, the Company issued $50 million of senior term notes (the Notes). The Notes provide for interest at a fixed rate of 7.46%, payable semi-annually, with semi-annual principal payments of $7.1 million, beginning July 15, 2004.

DISCOUNT AUTO PARTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)
November 27, 2001

3.    LONG-TERM DEBT — CONTINUED

At May 29, 2001 and November 27, 2001, the Company’s weighted average interest rate on its borrowings under the revolving credit agreement was 7.1% and 3.4%, respectively.

As of November 27, 2001, the Company had approximately $120.2 million of available borrowings.

As of November 27, 2001, the Company has outstanding a senior secured note of $2.4 million. The note provides for interest at a fixed rate of 9.8%, payable quarterly, with annual principal payments of $1.2 million due on May 31. The note is collateralized by a first mortgage on certain store properties, equipment and fixtures.

The Company’s debt agreements contain various restrictions, including the maintenance of certain financial ratios and restrictions on dividends, with which the Company is in compliance.

4.    PENDING MERGER

On August 7, 2001, the Company entered into a definitive agreement with Advance Holding Corporation, Advance Auto Parts, Inc., Advance Stores Company, Incorporated and AAP Acquisition Corporation (collectively, Advance) under which the Company will be acquired by Advance in a merger transaction. Terms of the agreement call for each share of Discount Auto Parts common stock to be exchanged for $7.50 in cash and 0.2577 shares of common stock of Advance Auto Parts, Inc., a holding company which has been formed to own and operate the combined companies. The transaction has been approved by the boards of directors of both companies and is subject to approval by shareholders of the Company, and other customary closing conditions. The Hart-Scott-Rodino Antitrust Improvements Act of 1976 waiting period expired September 18, 2001. The transaction closed on November 28, 2001.

As a result of the above described transaction, the Company incurred expenses in the first twenty-six weeks of fiscal 2002 of approximately $1.3 million.

5.    COMPREHENSIVE INCOME

Comprehensive income for the periods presented equals net income.

Advance Auto Parts

The Best Part Is Our People

Advance
Auto Parts

Modern and efficient distribution centers

Advance
Auto Parts
PDQ

Advance
AutoParts

Our primary focus — "Serve the Customer"

1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the registration fee of the Commission.

Item	Amount to be Paid by Advance Auto
SEC registration fee	$43,802
NASD filing fee	30,500
NYSE filing fee	50,000
Blue sky fees and expenses	5,000
Printing and engraving expenses	300,000
Legal fees and expenses	275,000
Accounting fees and expenses	135,000
Custodian and selling stockholder expenses	10,000
Transfer agent and registrar fees	3,000
Miscellaneous	97,698

Total	950,000

Item 14.    Indemnification of Directors and Officers

The Registrant’s certificate of incorporation and bylaws provide for indemnification of its officers and directors to the fullest extent permitted by law. Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation has the power to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

Section 145 of the DGCL provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided he acted in such a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

The Registrant, as successor in interest to Advance Holding Corporation, also entered into an indemnity agreement with Nicholas F. Taubman which provides for indemnification by the Registrant and its subsidiaries of Mr. Taubman to the fullest extent permitted by law. The Registrant, as successor to Advance Holding Corporation, is also a party to indemnity agreements with each of its other directors (the form of which is filed as Exhibit 10.22 to this Registration Statement) which provides for indemnification by the Registrant and its subsidiaries to the fullest extent permitted by law.

Item 15.    Recent Sales of Unregistered Securities

The following is a summary of the transactions engaged in by the Registrant, as successor in interest to Advance Holding Corporation, during the past three years involving sales of the Registrant’s Securities that were not registered under the Securities Act of 1933:

From January 3, 1999 through January 1, 2000, the Registrant issued and sold 44,150 shares of its common stock at price per share of $16.82, for aggregate proceeds of $742,603, to certain of its employees pursuant to the Registrant’s 1998 employee stock subscription plan. As considerations for the shares, the Registrant received $343,793 in cash and $398,810 in the form of secured promissory notes, the payment of which are secured by individual stock pledge agreements with the employees.

On February 1, 2000, the Registrant issued and sold 75,000 shares of its common stock at a price per share of $16.82, for aggregate proceeds of $1.3 million, to an executive officer pursuant to the Registrant’s stock subscription plan. As consideration for the shares, the Registrant received $361,5000 in cash and $900,000 in the form of secured promissory notes, the payment of which are secured by individual stock pledge agreements with the executive officer.

On February 1, 2000, the Registrant also issued and sold 110,000 shares of its common stock at a price per share of $16.82, for aggregate proceeds of approximately $1.9 million, to an executive officer pursuant to a restricted stock agreement. As consideration for the shares, the Registrant received approximately $1.9 million in cash.

In addition, throughout 2000, the Registrant issued and sold 14,500 shares of its common stock at a price per share of $16.82, for aggregate proceeds of $243,890, to certain employees pursuant to the Registrant’s 1998 employee stock subscription plan. As consideration for the shares, the Registrant received $166,715 in cash and $77,175 in the form of secured promissory notes, the payment of which are secured by individual stock pledge agreements with the employees.

From January 1, 2001 through February 6, 2002, the Registrant issued and sold 47,600 shares of its common stock at a price per share of $21.00, for aggregate proceeds of $999,600, to certain of its employees pursuant to the Registrant’s 1998 employee stock subscription plan. As consideration for the shares, the Registrant received $500,000 in cash and $499,600 in the form of secured promissory notes, the payment of which are secured by individual stock pledge agreements with the employees.

On October 31, 2001, Advance Stores Company, Incorporated, a wholly-owned subsidiary of the Registrant, issued and sold $200 million aggregate principal amount of its 10.25% senior subordinated notes due 2008 to J.P. Morgan Securities Inc., Credit Suisse First Boston Corporation and Lehman Brothers Inc., for aggregate net proceeds of approximately $185.6 million in cash, before payment of approximately $5.6 million in commissions.

On February 6, 2002, the Registrant issued and sold 11,474,606 shares of common stock to Sears Roebuck and Co. in exchange for the transfer by Sears to the Registrant of the outstanding common stock of WA Holding Co.

The issuances described above were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act, Rule 701 promulgated thereunder, which exempts certain offers and sales of securities pursuant to certain compensatory benefit plans, Rule 144A thereunder or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering, where each purchaser was either an accredited investor or a nonaccredited investor (where the aggregate number of such investors did not exceed 35), with knowledge and experience in financial and business matters sufficient for evaluating the associated merits and risks (either alone or with a purchaser representative), each of which represented its intention to acquire the securities for investment only and not with a view to distribution, and received or had access to adequate information about the Registrant. Appropriate legends were affixed to the stock certificates issued in these transactions and there was no general solicitation or advertising.

As of February 6, 2002, the Registrant had granted options to purchase an aggregate of 3,521,947 shares of common stock to its directors, officers and employees, all of which were outstanding with a weighted average exercise price of $21.53. At the time these options were issued under the Registrant’s various stock option plans, the Registrant believed that each of the issuances were exempt from the registration requirements of the Securities Act either by virtue of (i) an exemption provided by Rule 701 promulgated under the Securities Act for securities offered under compensatory benefit plans and contracts, or (ii) a “no-sale” theory under Section 5 of the Securities Act of 1933, since none of the optionees provided any consideration for the grants (the sale of the underlying option shares occurs only when the option is exercised and the purchase price for the shares is paid to the Registrant).

Except as described above, no underwriter was employed with respect to any sales of securities of the Registrant in the transactions described above and no commissions or fees were paid with respect to any such sales.

Item 16.    Exhibits and Financial Statement Schedules

(a) The following exhibits are filed herewith:

Exhibit Number	Description
1.1	Form of Underwriting Agreement.

2.1(1)
Merger Agreement dated as of March 4, 1998 among AHC Corporation and Advance Holding Corporation (“Advance Holding”) with FS Equity Partners III, L.P., FS Equity Partners IV, L.P. (“FSEP IV”), and FS Equity Partners International, L.P.

2.2(3)
Agreement and Plan of Merger dated as of August 16, 1998 among Sears, Roebuck and Co., Western Auto Holding Co., Advance Auto, as successor in interest to Advance Holding, Advance Stores, Western Auto Supply Company, Advance Acquisition Corporation and the stockholders of Advance listed on the signature pages thereto.

2.3(5)
Agreement and Plan of Merger dated as of August 7, 2001 among Advance Holding Corporation, Advance Auto, AAP Acquisition Corporation, Advance Stores Company, Incorporated and Discount Auto Parts, Inc. (schedules and exhibits omitted).

2.4(5)	Agreement and Plan of Merger dated as of August 7, 2001 among Advance Holding and Advance.

2.5(7)	Form of Articles of Merger of AAP Acquisition Corporation into Discount Auto Parts, Inc. and related Plan of Merger.

3.1(6)	Restated Certificate of Incorporation of Advance Auto.

3.2(6)	Bylaws of Advance Auto.

4.1(1)
Indenture dated as of April 15, 1998 between Advance Auto, as successor in interest to Advance Holding, and United States Trust Company of New York, as trustee, with respect to the 12.875% Senior Discount Debentures due 2009 (including the form of 12.875% Senior Discount Debenture due 2009).

4.2*
Amended and Restated Stockholders’ Agreement dated as of November 2, 1998, as amended, among FS Equity Partners IV, L.P., Ripplewood Partners, L.P., Ripplewood Advance Auto Parts Employee Fund I L.L.C., Nicholas F. Taubman, Arthur Taubman Trust dated July 13, 1964, WA Holding Co. and Advance Auto, as successor in interest to Advance Holding (including the Terms of the Registration Rights of the Common Stock).

4.3(2)
Indenture dated as of April 15, 1998 among Advance Stores, LARALEV, INC., as guarantor, and The Bank of New York, as successor to the corporate trust business of United States Trust Company of New York, as trustee, with respect to the 10.25% Senior Subordinated Notes due 2008 (including the form of 10.25% Senior Subordinated Note due 2008).

4.4(5)
Supplemental Indenture dated as of November 2, 1998 between Western Auto Supply Company and The Bank of New York, as successor to the corporate trust business of United States Trust Company of New York, as trustee, with respect to the 10.25% Senior Subordinated Notes due 2008.

4.5(7)
Indenture dated as of October 31, 2001 among Advance Stores, Advance Trucking Corporation, LARALEV, INC., Western Auto Supply Company and The Bank of New York, as trustee, with respect to the 10¼% Senior Subordinated Notes due 2008 (including the form of 10¼% Senior Subordinated Note due 2008).

4.6(7)
Exchange and Registration Rights Agreement dated as of October 31, 2001 among Advance Stores, Advance Trucking Corporation, LARALEV, INC., Western Auto Supply Company, J.P. Morgan Securities Inc., Credit Suisse First Boston Corporation and Lehman Brothers Inc.

4.7(7)	Registration Rights Agreement dated as of October 31, 2001 among Advance Stores, Advance Trucking Corporation, LARALEV, INC., Western Auto Supply Company, Mozart Investments Inc. and Mozart One L.L.C.

Exhibit Number	Description

4.8(8)
Supplemental Indenture dated as of November 28, 2001 by and between Advance Auto, as successor in interest to Advance Holding, and the Bank of New York, as successor to the corporate trust business of United States Trust Company of New York, as trustee, with respect to the 12.875% Senior Discount Debentures due 2009.

4.9(8)
Second Supplemental Indenture dated as of June 30, 1999, by and between Advance Trucking Corporation and The Bank of New York, as successor in interest to the corporate trust business of United States Trust Company of New York, with respect to the 10.25% Senior Subordinated Notes due 2008.

4.10(8)
Third Supplemental Indenture dated as of November 28, 2001 by and among Discount, DAP Acceptance Corporation, Western Auto of Puerto Rico, Inc., Western Auto of St. Thomas, Inc., WASCO Insurance Agency, Inc., Advance Merchandising Company, Inc., Advance Aircraft Company, Inc., and The Bank of New York, as successor to the corporate trust business of United States Trust Company of New York, as trustee, with respect to the 10.25% Senior Subordinated Notes due 2008.

4.11(8)
Supplemental Indenture dated as of November 28, 2001 by and among Discount, DAP Acceptance Corporation, Western Auto of Puerto Rico, Inc., Western Auto of St. Thomas, Inc., WASCO Insurance Agency, Inc., Advance Merchandising Company, Inc., Advance Aircraft Company Inc., and The Bank of New York, as trustee, with respect to the 10¼% Senior Subordinated Notes due 2008.

5.1	Opinion of Riordan & McKinzie as to the legality of securities registered hereunder.

10.1(8)
Credit Agreement dated as of November 28, 2001 among Advance Auto, Advance Stores, the lenders party thereto, JP Morgan Chase Bank (“JP Morgan Chase”), Credit Suisse First Boston Corporation and Lehman Commercial Paper Inc.

10.2(8)	Pledge Agreement dated as of November 28, 2001 among Advance Auto, Advance Stores, the Subsidiary Pledgors listed therein and JP Morgan Chase, as collateral agent.

10.3(8)	Guarantee Agreement dated as of November 28, 2001 among Advance Auto, the Subsidiary Guarantors listed therein and JP Morgan Chase, as collateral agent.

10.4(8)	Indemnity, Subrogation and Contribution Agreement dated as of November 28, 2001 among Advance Auto, Advance Stores, the Guarantors listed therein and JP Morgan Chase, as collateral agent.

10.5(8)	Security Agreement dated as of November 28, 2001 among Advance Auto, Advance Stores, the Subsidiary Guarantors listed therein and JP Morgan Chase, as collateral agent.

10.6(2)	Lease Agreement dated as of March 16, 1995 between Ki, L.C. and Advance Stores for its headquarters located at 5673 Airport Road, Roanoke, Virginia, as amended.

10.7(2)	Lease Agreement dated as of January 1, 1997 between Nicholas F. Taubman and Advance Stores for the distribution center located at 1835 Blue Hills Drive, N.E., Roanoke, Virginia, as amended.

10.8(2)
Trust Indenture dated as of December 1, 1997 among McDuffie County Development Authority, First Union National Bank, as trustee, and Branch Banking and Trust Company, as credit facility trustee, relating to the $10,000,000 Taxable Industrial Development Revenue Bonds (Advance Stores Company, Incorporated Project) Series 1997 (the “IRB”).

10.9(2)	Lease Agreement dated as of December 1, 1997 between Development Authority of McDuffie County and Advance Stores relating to the IRB.

10.10(2)
Letter of Credit and Reimbursement Agreement dated as of December 1, 1997 among Advance Stores, Advance Auto, successor in interest to Advance Holding, and First Union National Bank relating to the IRB.

Exhibit Number	Description

10.11(7)	Advance Auto 2001 Senior Executive Stock Option Plan.

10.12(7)	Form of Advance Auto 2001 Senior Executive Stock Option Agreement.

10.13(7)	Advance Auto 2001 Executive Stock Option Plan.

10.14(7)	Advance Auto 2001 Senior Executive Stock Subscription Plan.

10.15(7)	Form of Advance Auto 2001 Stock Option Agreement.

10.16(7)	Advance Auto 2001 Employee Stock Subscription Plan.

10.17(7)	Form of Advance Auto Stock Subscription Agreement.

10.18(2)	Form of Secured Promissory Note.

10.19(2)	Form of Stock Pledge Agreement.

10.20(2)
Form of Employment and Non-Competition Agreement between Childs, Cox, Gearheart, Gerald, Gray, Gregory, Hale, Helms, Jeter, Knighten, Kyle, Livesay, McDaniel, Miley, Quinn, Rakes, Richardson, Smith, Turner and Williams and Advance Stores.

10.21(2)	Form of Employment and Non-Competition Agreement between Bigoney, Buskirk, Felts, Fralin, Haan, Klasing, Reid, Stevens, Vaughn, Wade, Weatherly and Wirth and Advance Stores.

10.22(2)	Form of Indemnity Agreement between each of the directors of Advance Auto (other than Nicholas F. Taubman) and Advance Auto, as successor in interest to Advance Holding.

10.23(2)	Consulting and Non-Competition Agreement among Nicholas F. Taubman, Advance Auto, as successor in interest to Advance Holding and Advance Stores.

10.24(2)	Indemnity Agreement dated as of April 15, 1998 between Nicholas F. Taubman and Advance Auto, as successor in interest to Advance Holding.

10.25(2)	Employment and Non-Competition Agreement among Garnett E. Smith, Advance Auto, as successor in interest to Advance Holding, and Advance Stores.

10.26(6)
Amendments No. 1 dated as April 1, 2000 and Amendment No. 2 dated as of April 15, 2001 to Employment and Non-Competition Agreement among Garnett E. Smith, Advance Auto, as successor in interest to Advance Holding, and Advance Stores.

10.27(4)	Employment and Noncompetition Agreement dated as of February 1, 2000, among Advance Stores, Advance Auto, as successor in interest to Advance Holding, and Lawrence P. Castellani.

10.28(4)	Senior Executive Stock Subscription Agreement dated as of February 1, 2000, between Advance Auto, as successor in interest to Advance Holding, and Lawrence P. Castellani.

10.29(4)	Restricted Stock Agreement dated as of February 1, 2000, between Advance Auto, as successor in interest to Advance Holding, and Lawrence P. Castellani.

10.30(7)
Secured Promissory Note dated September 20, 2001 made by Garnett E. Smith, Vice Chairman of the Board of Advance Auto, as successor in interest to Advance Holding, and Advance Stores, in favor of Advance Stores.

10.31(7)	Stock Pledge Agreement dated September 20, 2001 between Garnett E. Smith, Vice Chairman of the Board of Advance Auto and Advance Stores.

10.32(7)	Form of Advance Auto Parts, Inc. 2001 Stock Option Agreement for holders of Discount fully converted options.

10.33(7)
Purchase Agreement dated as of October 31, 2001 among Advance Stores, Advance Trucking Corporation, LARALEV, INC., Western Auto Supply Company, J.P. Morgan Securities Inc., Credit Suisse First Boston Corporation and Lehman Brothers Inc.

Exhibit Number	Description

10.34(8)
Joinder to the Purchase Agreement dated as of November 28, 2001 by and among Advance Aircraft Company, Inc., Advance Merchandising Company, Inc., WASCO Insurance Agency, Inc., Western Auto of Puerto Rico, Inc., Western Auto of St. Thomas, Inc., Discount, DAP Acceptance Corporation, J.P. Morgan Securities, Inc., Credit Suisse First Boston Corporation and Lehman Brothers Inc.

10.35(8)	Subsidiary Guarantee dated as of November 2, 1998, by Western Auto Supply Company, with respect to the 10.25% Senior Subordinated Notes due 2008.

10.36(8)	Subsidiary Guarantee dated as of June 30, 1999 by Advance Trucking Corporation, with respect to the 10.25% Senior Subordinated Notes due 2008.

10.37(8)
Subsidiary Guarantee dated as of November 28, 2001 by Discount, DAP Acceptance Corporation, Western Auto of Puerto Rico, Inc., Western Auto of St. Thomas, Inc., WASCO Insurance Agency, Inc., Advance Merchandising Company, Inc. and Advance Aircraft Company, Inc., with resection to the 10.25% Senior Subordinated Notes due 2008.

10.38(8)
Subsidiary Guarantee dated as of November 28, 2001 by Discount, DAP Acceptance Corporation, Western Auto of Puerto Rico, Inc., Western Auto of St. Thomas, Inc., WASCO Insurance Agency, Inc., Advance Merchandising Company, Inc. and Advance Aircraft Company, Inc., with respect to the 10¼% Senior Subordinated Notes due 2008.

10.39(9)	Form of Master Lease dated as of February 27, 2001 by and between Dapper Properties I, II and III, LLC and Discount.

10.40(8)	Form of Amendment to Master Lease dated as of December 28, 2001 between Dapper Properties I, II and III, LLC and Discount.

10.41(9)	Form of Sale-Leaseback Agreement dated as of February 27, 2001 by and between Dapper Properties I, II and III, LLC and Discount.

10.42(8)
Substitution Agreement dated as of November 28, 2001 by and among GE Capital Franchise Finance Corporation, Washington Mutual Bank, FA, Dapper Properties I, II and III, LLC, Autopar Remainder I, II and III, LLC, Discount and Advance Stores.

10.43(8)
First Amendment to Substitution Agreement dated as of December 28, 2001 by and among GE Capital Franchise Finance Corporation, Washington Mutual Bank, FA, Dapper Properties I, II and III, LLC, Autopar Remainder I, II and III, LLC, Discount, Advance Stores and Western Auto Supply Company.

10.44(8)	Form of Amended and Restated Guaranty of Payment and Performance dated as of December 28, 2001 by Advance Stores in favor of Dapper Properties I, II and III, LLC.

10.45*	Lease Agreement dated as of August 8, 2001 by and between George D. Zamias and Advance Stores.

10.46*	Share Exchange Agreement, dated February 6, 2002 by and between Advance Auto and Sears, Roebuck and Co.

21.1*	Subsidiaries of Advance Auto.

23.1	Consent of Riordan & McKinzie (contained in Exhibit 5.1).

23.2	Consent of Arthur Andersen LLP.

23.3	Consent of Ernst & Young LLP.

24.1*	Power of Attorney.

(*)	Previously filed.
(1)	Filed on June 4, 1998 as an exhibit to Registration Statement on Form S-4 (No. 333-56031) of Advance Holding Corporation.
(2)	Filed on June 4, 1998 as an exhibit to Registration Statement on Form S-4 (No. 333-56013) of Advance Stores Company, Incorporated.

(3)	Filed on October 6, 1998 as an exhibit to Amendment No. 2 of the Registration Statement on Form S-4 (No. 333-56013) of Advance Stores Company, Incorporated.
(4)	Filed on March 31, 2000 as an exhibit to Annual Report on Form 10-K of Advance Holding Corporation.
(5)	Filed on August 7, 2001 as an exhibit to Current Report on Form 8-K of Advance Stores Company, Incorporated.
(6)	Filed on August 31, 2001 as an exhibit to Registration Statement on Form S-4 (No. 333-68858) of Advance Auto Parts, Inc.
(7)	Filed on November 6, 2001 as an exhibit to Amendment No. 2 to Registration Statement on Form S-4 (No. 333-68858) of Advance Auto Parts, Inc.
(8)	Filed on January 22, 2002 as an exhibit to Registration Statement on Form S-4 (No. 333-81180 ) of Advance Stores Company, Incorporated.
(9)	Filed on April 2, 2001 as an exhibit to the Quarterly Report on Form 10-Q of Discount.

(b) Financial Statement Schedules.

The following schedules appear in the Registrant’s consolidated financial statements, including the notes related to those statements:

Schedule I—Condensed Financial Information of the Registrant

Schedule II—Valuation and Qualifying Accounts

Item 17. Undertakings

1.    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

2.    The undersigned Registrant hereby undertakes that:

(a)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roanoke, Commonwealth of Virginia, on the 6th day of March 2002.

AD	VANCE AUTO PARTS, INC.

By	:
/s/ JIMMIE L. WADE

Jimmie L. Wade
President and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

* Lawrence P. Castellani	Chief Executive Officer and Director (Principal Executive Officer)	March 6, 2002

/s/ JIMMIE L. WADE Jimmie L. Wade	President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 6, 2002

* Nicholas F. Taubman	Chairman of the Board of Directors	March 6, 2002

* Garnett E. Smith	Vice Chairman of the Board of Directors	March 6, 2002

* Timothy C. Collins	Director	March 6, 2002

* Mark J. Doran	Director	March 6, 2002

* Peter J. Fontaine	Director	March 6, 2002

* Paul J. Liska	Director	March 6, 2002

* Stephen M. Peck	Director	March 6, 2002

* Glenn Richter	Director	March 6, 2002

Signature	Title(s)	Date

* John M. Roth	Director	March 6, 2002

* William L. Salter	Director	March 6, 2002

* Ronald P. Spogli	Director	March 6, 2002

*By:	/s/ JIMMIE L. WADE

Jimmie L. Wade Attorney-in-fact